Exhibit 99.1

Management Information Circular Pembina Pipeline Corporation Notice of Annual Meeting of Shareholders to be held on May 9, 2025 PEMBINA

About Pembina Pipeline Corporation

Purpose

Values

Safe
We care for each other

Trustworthy
We have each other's backs

Respectful
We seek to be gracious and kind

Collaborative
We are great together

Entrepreneurial
We create to succeed

Strategic priorities

I To be resilient...
Sustain, decarbonize, and enhance our businesses

II To thrive...
Invest in the energy transition to improve the basins in which we operate

III To meet global demand...
Transform and export our products

IV To set ourselves apart...
Create a differentiated experience for our stakeholders

Full Value Chain Across All Commodities:
Wellhead-to-market service for natural gas, NGL, condensate, and crude oil

Visible Growth:
Targeting 4% to 6% fee-based adjusted EBITDA per share(1) growth 2023 to 2026

Financial Discipline:
Strict adherence to financial guardrails

Predictable Cash Flow:
~80% to 90% fee-based, including ~65% to 70% take-or-pay or cost-of-service

Exemplary Execution:
>$6 billion of major projects delivered on time and on budget since 2017

Positioned for the Future:
Strategy for long-term hydrocarbon demand and energy transition

BBB (high) / BBB[1]
credit ratings

~$15.2 billion in dividends
returned to common shareholders since IPO

Overall diversity[3]
50% board of directors[4]
44% executive leadership[4]

$4.4 billion
record adjusted EBITDA[5] in 2024

30%
targeted reduction in greenhouse gas emissions intensity by **2030**[6]

About Pembina Pipeline Corporation Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America’s energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com. Purpose We deliver extraordinary energy solutions so the world can thrive Values Safe Trustworthy Respectful Collaborative Entrepreneurial We care for each We have each We seek to be We are great together We create to succeed other other’s backs gracious and kind Strategic priorities To be resilient To thrive Sustain, decarbonize, and enhance our businesses Invest in the energy transition to improve the basins in which we operate To meet global demand To set ourselves apart Transform and export our products Create a differentiated experience for our stakeholders Full Value Chain Across Visible Growth: BBB (high) / ~$15.2 billion All Commodities: Targeting 4% to 6% Wellhead-to-market service fee-based adjusted BBB1 in dividends for natural gas, NGL, EBITDA per share(1) returned to common condensate, and crude oil growth 2023 to 2026 credit ratings shareholders since IPO Financial Discipline: Predictable Cash Flow: Strict adherence to ~80% to 90% fee-based, over $12.1 million financial guardrails take-or-pay including ~65% or cost-of- to 70% invested in our communities service To create safe and inclusive spaces for all, strengthen Indigenous communities, and support a sustainable future2 Exemplary Execution: Positioned for the Future: >$6 billion of major Strategy for long-term 3 projects delivered on time hydrocarbon demand and Overall diversity and on budget energy transition since 2017 50% board of directors4 44% executive leadership4 (1) Refer to “Non-GAAP and Other Financial Measures” section of the 2024 Annual Management’s Discussion and Analysis. For clarity, overall board diversity will increase to 55% if all the nominated directors are elected. 1 DBRS Morningstar and S&P Global ratings as at March 20, 2025. 2 Total investment value includes cash investments, in-kind giving, volunteering during paid work hours, program management costs and community contributions from outside sources that can be directly linked to our involvement. $4.4 billion 30% 3 Individual belongs to one of the four designated groups in the Employment Equity Act (Canada): Indigenous peoples, persons with disabilities, members of visible minorities and women. targeted reduction in record adjusted EBITDA5 4 As of December 31, 2024. greenhouse gas emissions 6 5 See Relative Non-GAAP to baseline and 2019 other emissions. financial measures on page 104. in 2024 intensity by 20306

Message from the Chair

I am pleased to invite you to our 2025 annual meeting of shareholders, to be held on Friday, May 9, 2025, at 2:00 p.m. (Mountain Daylight Time). We are holding a virtual-only meeting again this year, by live audio webcast. Turn to page 7 of the 2025 Management Information Circular to read about how you can attend the meeting and vote your shares.

The board is privileged to represent Pembina’s shareholders. We respect that you have trusted us with your investment, and we remain committed to serving diligently on your behalf while maintaining the high standards of corporate governance and stewardship that you expect of us.

Your board works closely with management to ensure Pembina continues to deliver strong operational and financial results and capitalize on opportunities that will ensure its ability to thrive well into the future. The board shares with everyone at Pembina a high degree of pride in what has been accomplished and great excitement and optimism about the future.

Henry W. Sykes Chair of the Board Pembina Pipeline Corporation

2024 Record Results

In 2024, Pembina delivered a record financial year reflecting the positive impact of recent acquisitions, growing volumes in the Western Canadian Sedimentary Basin (WCSB) and a strong contribution from the marketing business.

•	Record volumes of 3.5 million barrels of oil equivalent per day
•	Record adjusted EBITDA[1] of $4.4 billion
•	Record adjusted cash flow from operating activities[1] of $3.3 billion and adjusted cash flow from operating activities per share[1] of $5.70
•	Strong balance sheet with debt metrics at the low end of the company’s targeted range
•	Dividend increased ~3.4%
•	Invested over $1.3 billion in growth projects and sustaining capital

Continued Execution of Pembina’s Strategy

The board plays a key role in approving Pembina’s strategy and overseeing its execution. 2024 was marked by several accomplishments that highlight the successful execution of the company’s strategy. Among many successes in 2024, the board is particularly pleased with two milestone events:

• Growing Pembina’s presence in resilient northeast U.S. natural gas and NGL markets by fully consolidating ownership of Alliance and Aux Sable: In 2024, we closed the acquisition of the remaining interests in the Alliance Pipeline and Aux Sable assets that resulted in full ownership of these unique and world-class assets. Aligning with Pembina’s strategy, acquiring full ownership of these assets grows and strengthens our existing franchise and provides greater exposure to resilient end-use markets and lighter hydrocarbons.

• Accessing global markets for Canadian natural gas producers by moving forward with the Cedar LNG project: Together with Pembina’s partner, the Haisla Nation, we are honoured to have made the Cedar LNG project a reality. We are proud to be moving forward with a project that will deliver industry-leading, low-carbon, cost-competitive Canadian LNG to overseas markets and contribute to global energy security, while delivering jobs and economic prosperity to the local region.

[1]	See Non-GAAP and other financial measures on page 104.

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Cedar LNG aligns perfectly with our strategy and where we want to be as a company. The project will enhance the resiliency of Pembina’s business, provide much needed new egress and greater access to global markets for our customers, and reflects the Haisla Nation and Pembina’s shared values and commitment to supporting a more sustainable future. We strongly believe that Cedar LNG differentiates Pembina both in terms of the services it offers customers and the way in which we do business. Our relationship with the Haisla Nation is a true partnership and demonstrates a new model for how industry and Indigenous communities can work together for mutual benefit.

Looking Ahead: A Vision for 2025 and Beyond

Pembina operates at the heart of the WCSB, one of North America’s most significant hydrocarbon-producing regions, playing a vital role in Canada’s economy and the global energy market. The WCSB has one of the world’s largest reserves of natural gas, crude oil, and natural gas liquids, including those in the Montney and Duvernay formations, which are among the most prolific and economic in North America.

Significant and multi-year volume growth in WCSB production is expected through the balance of the decade due to a variety of catalysts driving transformational change across the Canadian energy industry, including new LNG export facilities, the recent completion of the Trans Mountain Pipeline expansion, the development of new West Coast natural gas liquids export projects, new petrochemical facilities, and the potential for rising demand for natural gas to power a new and potentially significant data center industry.

Pembina’s integrated value chain provides a full suite of midstream and transportation services across all of these commodities. With a portfolio of high-quality assets and broad capabilities, the board is confident that Pembina is best positioned to benefit from the growth in the WCSB. Successfully meeting the needs of its customers through an industry-leading platform will underpin Pembina’s future success and the ability to deliver industry-leading returns to investors, remain an employer-of-choice to a highly engaged workforce, and have a positive net impact within its communities.

Board of Directors Changes

Mr. Alister Cowan was appointed to the board of directors effective December 3, 2024.

Mr. Cowan has over 20 years of experience in the energy industry and has significant financial executive level experience at various public companies. The board is excited to welcome Alister, and we look forward to working with him. Alister is a seasoned financial executive with extensive experience in Canadian energy. We are sure to benefit from his contributions as we work together to ensure Pembina’s continued success during a transformational period of growth in the Canadian oil and gas industry.

Gordon Kerr will also be retiring from the board, effective at the end of the upcoming annual meeting of shareholders. Gord joined the board of Pembina in 2015 and chaired our audit committee for many of the last ten years. Gord’s broad energy and finance experience have been an asset to the board as Pembina transformed over the past decade. On behalf of the board and management, as well as the shareholders, I thank Gord for his wise counsel and his commitment and dedication to Pembina and its stakeholders. We will miss him around the boardroom table and wish him well.

Thank you to my fellow directors for their role in Pembina’s success. I would also like to acknowledge the strong leadership of our management team and their dedication to executing Pembina’s strategy and building upon the company’s foundation as a leading North American energy company. Thank you as well to Pembina’s employees for your dedication to safety and delivering record financial and operational results, year after year. And finally, I would also like to thank you, our shareholders, for your ongoing support. The board is committed to serving you in 2025 and beyond and we look forward to your participation at our annual meeting of shareholders.

The board welcomes your feedback, and I invite you to share your views by emailing me at boardchair@pembina.com.

Sincerely,

Henry W. Sykes

Chair of the Board

Pembina Pipeline Corporation • 2025 Management Information Circular	2

Notice of our 2025 Annual Meeting of Shareholders

You are invited to our 2025 annual meeting of shareholders (the meeting):

When May 9, 2025 2:00 p.m. (Mountain Daylight Time)

Where to get a copy of the circular

We use the notice and access procedures to deliver shareholder meeting materials (including this notice and the circular) to registered and beneficial holders of our common shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows eligible companies to post meeting materials online, reducing paper and mailing costs and reducing the related environmental impacts.

You can view the circular at: www.sedarplus.ca, www.sec.gov or www.pembina.com/ investors/presentations-events

If you would like us to mail you a paper copy of the circular instead, please contact us:

●  by phone:  1-855-880-7404

●  by email:  investor-relations@pembina.com

You may request a paper copy of the circular free of charge within one year of filing the circular on SEDAR+. In order to receive a paper copy before the date of the meeting, we need your request at least five days before the proxy deposit date listed on the enclosed form of proxy or voting instruction form.

If you have questions about notice and access, call us toll-free at 1-855-880-7404.

How to vote

Registered and beneficial shareholders are encouraged to vote in advance of the meeting by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies and voting instruction forms are provided in the circular starting on page 7.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.

For your vote to count, your form of proxy or voting instruction form must be received by no later than 2:00 p.m. on May 7, 2025 or, if the meeting is adjourned, at least 48 hours (excluding weekends or statutory holidays) before the time the meeting is reconvened.

Where Virtual-only meeting live audio webcast online at https://meetings.lumiconnect.com/400-721-717-912

We will cover six items of business at the meeting — see Business of the meeting in our 2025 management information circular (the circular):

1.  Receive our 2024 Audited Consolidated Financial Statements and the auditors’ report thereon.

2.  Vote on electing our directors.

3.  Vote on appointing our auditors.

4.  Vote on the continuation of the shareholder rights plan.

5.  Vote on our approach to executive compensation.

6.  Vote on any other business that properly comes before the meeting.

Your vote is important

The circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2024 Audited Consolidated Financial Statements and the auditors’ report thereon if you asked us to (in accordance with applicable corporate and securities laws). You can also find a copy of our financial statements on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

The meeting will be a virtual-only meeting held by live audio webcast. Every shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. You will find detailed instructions about how to participate in the meeting in the circular starting on page 7. There are different voting processes if you are a registered shareholder or a beneficial shareholder. Most of our shareholders are beneficial shareholders, meaning that they hold their shares through a bank, broker or other such institution. Closely follow the applicable instructions in this notice, the circular and in your voting information form or form of proxy.

By order of the board,

(signed) “Jason Metcalf”

Jason Metcalf

Vice President, General Counsel and Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 20, 2025

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2025 Management Information Circular

Where to find it

6	About the Shareholder Meeting

	7	Voting Information
	12	Business of the Meeting
	19	About the Nominated Directors
31	Corporate Governance
	32	Our Governance Practices
		32	Governance guidelines
		33	The board’s mandate
			33	Ensuring an ethical culture
			35	Strategic planning oversight
			36	Risk management oversight
			38	Sustainability and ESG
			41	Executive succession planning and diversity
			42	Financial management and reporting
			42	Compensation
		43	Shareholder engagement and communicating with the board

	44	About the Board of Directors

	51	Board Committees

	58	Director Compensation

61	Executive Compensation

	62	Letter from the Chair of the Human Resources and Compensation Committee

	65	Compensation Discussion and Analysis
		65	Compensation Governance and Strategy
			65	Compensation oversight
			65	Managing compensation risk
			68	Our compensation strategy
			68	Building equity ownership
			69	Compensation in line with our peers
			71	Compensation process
			72	Compensation elements
			73	Compensation mix
		74	2024 Executive Compensation
			74	Total direct compensation
			75	Base salary
			75	Short-term incentive
			77	Long-term incentives
		82	Our Named Executive Officers
		88	Compensation and Share Performance

	91	2024 Executive Compensation Details
		91	Summary compensation table
		92	Equity incentives
		94	Pension plan benefits
		96	Termination and change of control
		99	Information about our long-term incentive plans

102			General Information

A-1			Schedule “A” Board Charter

B-1			Schedule “B” Shareholder rights plan

About this Management Information Circular

You have received this document because you owned Pembina shares on March 20, 2025 (the record date) and are entitled to vote at our 2025 annual meeting of shareholders, which will be held at 2:00 p.m. (Mountain Daylight Time) on May 9, 2025, or at a reconvened meeting if the meeting is postponed or adjourned.

The meeting will be held in a virtual-only format, by live audio webcast as a cost-efficient and environmentally friendly way to engage with shareholders. Every registered shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. The meeting cannot be attended in person. The full webcast will be available on the investors page of our website as soon as practicable after the event, including any questions we receive from shareholders and our answers.

This circular is dated and all information is provided herein as of March 20, 2025. In addition, all dollar amounts are in Canadian dollars, unless we note otherwise.

You will find financial information about Pembina in our 2024 Audited Consolidated Financial Statements and Management’s Discussion and Analysis of our Financial and Operating Results (MD&A). You may contact us if you would like to receive a paper copy of these documents. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

This circular contains forward-looking statements that are based on our current expectations, estimates, projections and assumptions in light of our experience and perception of historic trends. This information is provided to assist readers in understanding the company’s future and expectations and may not be appropriate for other purposes. Please see Forward-looking information on page 103 for more information.

In this circular, we also use certain financial measures and ratios that are not specified, defined or determined in accordance with generally accepted accounting principles (GAAP). Please see Non-GAAP and other financial measures on page 104 for more information about these measures and why they are used.

In this document

•  meeting means the annual meeting of shareholders to be held as a virtual-only meeting at 2:00 p.m. (Mountain Daylight Time) on May 9, 2025

•  you, your, and shareholders mean holders of Pembina common shares

•  we, us, our, Pembina and the company mean Pembina Pipeline Corporation and our consolidated subsidiaries

•  common shares, shares and Pembina shares mean common shares in the capital of Pembina

•  circular means this 2025 Management Information Circular

•  board means Pembina’s board of directors

Our principal corporate and registered office:

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

T. 403-231-7500

F. 403-237-0254

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Pembina Pipeline Corporation • 2025 Management Information Circular	5

About the Shareholder Meeting

This section tells you about our 2025 annual meeting of shareholders, what you will be voting on, and how to vote.

Please vote right away — you need to cast your vote by no later than 2:00 p.m. (Mountain Daylight Time) on May 7, 2025.

Where to find it

7	Voting Information

12	Business of the Meeting

19	About the Nominated Directors

About the Shareholder Meeting – Voting Information

Voting Information

Who can vote?

You can vote at the meeting if you held our common shares at the close of business on the record date of March 20, 2025, even if you sold your common shares after this date. Each common share is entitled to one vote.

You are not allowed to vote at the meeting if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting and provide adequate evidence that you own the shares.

Common shares

We are authorized to issue an unlimited number of common shares. As at March 20, 2025, we had 580,698,153 common shares issued and outstanding. Our common shares are listed and trade on the Toronto Stock Exchange (TSX) (TSX: PPL) and the New York Stock Exchange (NYSE) (NYSE: PBA).

To the best of the knowledge of our directors and officers, no person beneficially owns, or controls or directs, directly or indirectly, more than 10% of our common shares.

Proxy solicitation

Management is soliciting your proxy for the meeting. Management may use the service of external proxy solicitors and you may be contacted by Pembina employees or Morrow Sodali (Canada) Ltd. (Sodali & Co), our strategic shareholder advisor and proxy solicitation agent, by mail, by telephone or by personal interview. This year, Sodali & Co is providing governance and strategic shareholder advisory services to the company and may also provide proxy solicitation services in connection with the meeting. We have paid Sodali & Co approximately $45,000 for proxy

About voting results We will post the voting results on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Where to go with questions

If you have any questions about the meeting or need help voting your shares, please contact our investor relations group at:

1-855-880-7404

investor-relations@pembina.com

Or our proxy solicitation agent, Sodali & Co at:

1-888-999-3015 (toll-free in North America)

1-289-695-3075 (outside North America)

assistance@investor.sodali.com

solicitation services. We may also pay Sodali & Co customary fees for contacting shareholders in connection with voting at the meeting in addition to reimbursing Sodali & Co for any out-of-pocket expenses incurred in connection therewith. Pembina pays all costs related to producing and mailing this circular and other meeting materials, and for soliciting your proxy.

Non-objecting beneficial shareholders may be contacted by Sodali & Co if we decide to use the Broadridge QuickVote™ service, which allows non-objecting beneficial shareholders to give their voting instructions for the meeting to Sodali & Co over the telephone. Sodali & Co then relays such voting instructions to Broadridge.

Pembina Pipeline Corporation • 2025 Management Information Circular	7

About the Shareholder Meeting – Voting Information

About the virtual meeting

We are holding a virtual-only meeting this year by live audio webcast as a cost-efficient and environmentally friendly way to engage with shareholders. Virtual meetings allow our shareholders and guests to save on commuting costs and time and contribute to environmental sustainability. We also believe that virtual meetings foster greater inclusivity by enabling every registered shareholder and duly appointed proxyholder, regardless of geographic location and ownership, to have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. The meeting cannot be attended in person. The full webcast will be available on the investors page of our website after the event, including any questions we receive from shareholders and our answers to those questions.

We value the discussions we have with our shareholders. We ask shareholders for feedback at all engagement opportunities and management regularly engages with our shareholders and provides the board with feedback from those discussions. For more information on Pembina’s overall shareholder engagement strategy, see page 43.

Attending as a guest

All shareholders can attend the meeting as a guest by logging in online at https://meetings.lumiconnect.com/400-721-717-912, selecting “I am a guest” and completing the required form. If you attend the meeting as a guest, you will not be permitted to vote during the meeting. Guests have an opportunity to ask questions during the live question and answer session held following the formal meeting.

Asking questions at the virtual meeting

Questions may be submitted at any time during the webcast through the chat thread on the live webcast; however, during the formal part of the meeting, only questions from registered shareholders and duly appointed proxyholders that relate to the business of the meeting will be addressed.

Pembina will host a live question and answer session after the formal part of the meeting, where we will answer other questions submitted during the meeting. Registered shareholders and duly appointed proxyholders (including beneficial shareholders that have duly appointed themselves as proxyholders) and guests can submit questions during the live question and answer session.

To make sure we can answer as many questions as possible, please keep your questions brief and concise, and limit each question to a single topic. If there are questions from several shareholders or proxyholders on the same topic or that are otherwise related, we may group, summarize and answer them together. While all shareholder questions are welcome, we do not intend to address questions that are not related to the business of the meeting or Pembina’s business or operations, are repetitive or have been asked by another shareholder, are personal in nature or in furtherance of a shareholder’s personal or business interest, are related to material non-public information, are considered derogatory or otherwise offensive, or are out of order or are otherwise not appropriate.

To ensure the meeting is conducted in a way that is fair to all shareholders, the chair of the meeting may exercise discretion in responding to questions, including the order that questions are answered in, the grouping or editing of questions, the amount of time devoted to any question and the appropriateness of a question in accordance with the rules of conduct in effect at the meeting.

Technical difficulties

If you participate in the virtual meeting, it is important that you stay connected to the internet at all times during the meeting in order to vote. It is your responsibility to ensure connectivity for the duration of the virtual meeting. You should allow ample time to log into the virtual meeting.

All meeting participants must use the latest versions of Chrome, Safari, Microsoft Edge, or Firefox. Please do not use Internet Explorer. We recommend that you log in at least 30-60 minutes before the meeting starts as this will allow you to check compatibility and complete the related procedures required to log in to the meeting.

Caution: Internal network security protocols including firewalls and virtual private network (VPN) connections may block your access to the meeting. If you are experiencing any difficulty connecting to or viewing the meeting, ensure your VPN setting is disabled or use a computer or other device on a network that is not restricted by any particular security settings.

If you have any questions about the virtual meeting portal or require assistance accessing the meeting website, please (i) refer to the support information on the meeting login page, (ii) email Lumi directly at support-ca@lumiglobal.com, or (iii) refer to Lumi’s support page at https://support.lumiglobal.com/knowledge/virtual.

Pembina Pipeline Corporation • 2025 Management Information Circular	8

About the Shareholder Meeting – Voting Information

How to vote

You can vote your shares by proxy (by appointing someone — a proxyholder — to represent you), or by attending the virtual meeting and voting. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder, as further described below.

Beneficial shareholders

You are a beneficial shareholder if your shares are registered in the name of a nominee, such as a bank, trust company, securities broker, trustee or other intermediary. The majority of our shares are held by beneficial shareholders. Beneficial shareholders have the option to vote their shares during the virtual meeting or by proxy before the meeting, as set forth below.

Option 1: Vote during the virtual meeting

Before the meeting:

1.

Appoint yourself as the duly appointed proxyholder by printing your own name in the blank space provided in the proxy or voting instruction form. Then return the form in the envelope provided (or by following the instruction on the form). Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

2.

Register online with our transfer agent, Computershare Trust Company of Canada (Computershare) by going to www.computershare.com/pembina before 2:00 p.m. (Mountain Daylight Time) on May 7, 2025 and input your name and contact information.

Computershare will email you a username before the meeting. You will need your username to log in to the meeting and vote. Without a username, you will not be able to vote at the meeting but will be able to participate as a guest.

On the day of the meeting:

1.

Log in online at https://meetings.lumiconnect.com/400-721-717-912. We recommend visiting the site before the meeting starts to make sure it works on your computer or device. You must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter the username Computershare provided by email.

3.	Enter the password (case sensitive): pembina2025

4.	Complete the ballot online during the meeting.

Beneficial shareholders who have not appointed themselves as proxyholder will not be able to vote online during the virtual meeting but will be able to participate as a guest.

Option 2: Vote by proxy before the meeting

If you are a beneficial shareholder and wish to vote by proxy before the meeting, you must send your voting instructions to your nominee who will vote for you. You will receive a request for voting instructions for the number of shares held for your benefit. Follow the instructions on the proxy form or voting instruction form and send your voting instructions to your nominee. You likely have an earlier deadline for returning your voting instruction form to your nominee, so be sure to complete and return the form early, to allow enough time for your nominee to receive your voting instructions and then send them to Pembina before the proxy cut-off time.

We use Broadridge Financial Solutions Inc. to send proxy-related materials to non-objecting beneficial shareholders. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial shareholders.

Beneficial shareholders located in the United States

If you are a beneficial shareholder located in the United States and wish to vote at the meeting or, if permitted, to appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your nominee. Follow the instructions from your nominee included with the legal proxy form or contact your nominee to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your nominee, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote at the meeting or, if permitted, to appoint third parties as their proxyholders must be sent by email or by courier to: uslegalproxy@computershare.com (if by email); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, Canada (if by courier), and in both cases, must be

Pembina Pipeline Corporation • 2025 Management Information Circular	9

About the Shareholder Meeting – Voting Information

labeled “Legal Proxy” and received before 2:00 p.m. (Mountain Daylight Time) on May 7, 2025. You will receive a confirmation of your registration by email once Computershare receives your registration materials.

Registered shareholders

You are a registered shareholder if your shares are registered directly in your name. Registered shareholders have the option to vote their shares during the virtual meeting or by proxy before the meeting, as set forth below.

Option 1: Vote during the virtual meeting

On the day of the meeting:

1.

Log in online at https://meetings.lumiconnect.com/400-721-717-912. We recommend visiting the site before the meeting starts to make sure it works on your computer or device. You must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter your 15-digit control number (this is your username and you will find it on the bottom left corner of the first page of the enclosed proxy form).

3.	Enter the password (case sensitive): pembina2025

4.	Complete the ballot online during the meeting.

Option 2: Vote by proxy before the meeting

Registered shareholders can vote by proxy in one of the following three ways:

•

Online: Go to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the voting website;

•

By phone: Call 1-866-732-VOTE (8683) toll-free and follow the instructions. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the telephone voting system; or

•	By mail: Complete the enclosed proxy form, sign and date it and return it in the enclosed envelope.

Computershare must receive your completed proxy form at least 48 hours before the meeting (not including Saturdays, Sundays or holidays). The chair of the meeting can waive or extend the time limit for receiving proxy forms without notice, at their discretion.

About your proxyholder

The officers named on the proxy form and voting instruction form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business at the meeting. If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. As of the date of this circular, we do not anticipate any changes to the items of business or other matters to be brought before the meeting.

Choosing someone else to be your proxyholder

You have the right to appoint someone else to be your proxyholder and act on your behalf at the virtual meeting. The person you appoint does not need to be a shareholder. Make sure this person knows they have been appointed to attend the virtual meeting and vote on your behalf. Your proxyholder must vote (or withhold from voting) your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, your proxyholder has the discretion to vote as they see fit.

To appoint someone other than the officers named in the proxy form and voting instruction form as your proxyholder:

1.

Appoint your proxyholder as a duly appointed proxyholder by printing their name in the blank space provided on your proxy form or voting instruction form. Then return the form in the envelope provided (or by following the instructions on the form).

2.

Register your proxyholder online with Computershare by going to www.computershare.com/pembina before 2:00 p.m. (Mountain Daylight Time) on May 7, 2025 and input your proxyholder’s name and contact information.

Computershare will email your proxyholder a username, which they will need to log in to the meeting and vote. Without a username, your proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

Pembina Pipeline Corporation • 2025 Management Information Circular	10

About the Shareholder Meeting – Voting Information

On the day of the meeting, your proxyholder will:

1.

Log in online at https://meetings.lumiconnect.com/400-721-717-912. We recommend visiting the site before the meeting starts to make sure it works on the computer or device the proxyholder is using. Your proxyholder must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter the username Computershare provided by email.

3.	Enter the password (case sensitive): pembina2025

4.	Complete the ballot online during the meeting.

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by:

•	voting again at the meeting;

•	voting again by internet, telephone or fax before 4:30 p.m. (Mountain Daylight Time) on the last business day before the meeting;

•

delivering a revocation notice in writing executed by the registered shareholder or by an authorized officer or attorney (duly authorized in writing) to: (i) our head office before 4:30 p.m. (Mountain Daylight Time) on the last business day before the meeting; or (ii) the chair of the meeting prior to the start time of the meeting; or

•	in any other manner permitted by law.

If you are a beneficial shareholder, you can revoke voting instructions you previously submitted by contacting your nominee.

Shareholder proposals

If you want to present a shareholder proposal at our 2026 annual meeting of shareholders, you must submit it by February 9, 2026 to be considered for inclusion in next year’s management information circular.

Send your shareholder proposals to:
Corporate Secretary
Pembina Pipeline Corporation 4000, 585 – 8th Avenue S.W.
Calgary, AB T2P 1G1

Pembina Pipeline Corporation • 2025 Management Information Circular	11

About the Shareholder Meeting – Business of the Meeting

Business of the Meeting

The meeting will cover the following items of business:

1. Receive our 2024 Audited Consolidated Financial Statements

You have received our 2024 Audited Consolidated Financial Statements and the auditors’ report thereon, which are included in our 2024 Annual Report, if you requested a copy. Copies of our 2024 Annual Report are available on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2. Elect our directors

Our articles provide that the board must have between five and 13 directors. In accordance with our by-laws, the board has fixed the number of directors to be elected at the meeting at 11.

The following 11 persons are nominated for election to the board at the meeting:

Our policy on majority voting

According to our majority voting policy, each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

The governance, nominating and corporate social responsibility committee will consider the resignation and recommend to the board the action to be taken. The director who resigned does not participate in these discussions.

The board will consider the committee’s recommendation and, within 90 days of the meeting, will accept the resignation unless there are exceptional circumstances. The resignation will be effective when it is accepted by the board. The board will announce its decision in a news release.

If the board accepts the resignation, it can appoint a new director, call a meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting of shareholders.

Our majority voting policy does not apply if a director election is contested.

• Henry W. Sykes (chair)	• Maureen E. Howe
• Anne-Marie N. Ainsworth	• David M.B. LeGresley
• J. Scott Burrows	• Andy J. Mah
• Cynthia Carroll	• Leslie A. O’Donoghue
• Alister Cowan	• Bruce D. Rubin
• Ana Dutra

All of the nominated directors currently serve on our board. Mr. Cowan was appointed to the board of December 3, 2024. Turn to the profiles starting on page 19 for detailed information about each nominated director.

The directors elected at the meeting will serve until the next annual meeting of shareholders, or until their successors are elected or appointed.

The proxy form allows you to vote for the election of each nominated director, vote for some of them and withhold your vote for others, or withhold your vote for each of them.

The board recommends you vote for the election of each nominated director.
Unless instructed otherwise, the Pembina officers named in the proxy form and voting instruction form will vote for the election of each nominated director.

3. Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG), Chartered Professional Accountants, be appointed as auditors of Pembina to serve until the next annual meeting of shareholders. The audit committee will recommend KPMG’s compensation to the board for its review and approval.

The board recommends you vote for appointing KPMG as our auditors until the close of the next annual meeting of shareholders.

Unless instructed otherwise, the Pembina officers named in the proxy form and voting instruction form will vote for the appointment of KPMG as our auditors.

Pembina Pipeline Corporation • 2025 Management Information Circular	12

About the Shareholder Meeting – Business of the Meeting

Through the processes described in the Auditor independence section, the audit committee has confirmed KPMG is independent with respect to Pembina within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and applicable legal requirements. KPMG has also confirmed that they are independent accountants with respect to Pembina under all relevant U.S. professional and regulatory standards.

Representatives of KPMG will attend the meeting and will be available to respond to any questions.

Shareholder engagement

In response to receiving an 81.36% vote in favour of the appointment of KPMG as Pembina’s auditors at our 2023 annual meeting, Pembina undertook an extensive shareholder engagement strategy through 2023 and 2024 whereby the chair of our audit committee, senior vice president and chief financial officer, vice president, accounting, and members of our investor relations team engaged with shareholders with respect to auditor independence. At our 2024 annual meeting, the vote in favour of the appointment of KPMG increased to 300,465,162 common shares (91.26% of the common shares voted at the meeting), with only 28,765,369 common shares voted against the appointment of KPMG as Pembina’s auditors (8.74% of the common shares voted at the meeting).

Pembina remains committed to engaging with stakeholders on the topic of auditor independence and tenure. In 2024, members of Pembina’s management and members of our investor relations team participated in approximately 250 unique meetings with shareholders. At certain of these meetings, among other topics, auditor independence and tenure, including consideration thereof by the audit committee, were discussed.

For more information on Pembina’s overall shareholder engagement strategy, see page 43.

Auditor fees

The following table shows the fees paid to KPMG for the fiscal years ended December 31, 2023 and 2024.

Fee category	2023 ($)	2024 ($)

Audit fees	3,975,592	3,861,043

Fees for auditing our annual financial statements, reviewing our quarterly financial statements, and services related to statutory and regulatory filings or engagements, review of information contained in various prospectuses and other securities offering documents, and assistance to underwriters.

Audit-related fees	127,865	160,107

Fees for assurance and related services, including French translations in connection with statutory and regulatory filings and securities offering documents, reasonably related to the performance of the audit or review of Pembina’s financial statements and not reported under Audit fees above, including audit fees for certain pension plans.

Tax fees	50,811	20,800

Fees for non-audit tax services provided by KPMG’s tax division, include fees for tax consultation, tax advice/planning and tax compliance. Fees in both years included tax consultation and compliance fees for preparing and filing tax returns for certain subsidiaries.

All other fees	157,000	247,844

Fees for other products and services provided by the auditors not described above, which included fees related to advice and assistance with assurance and advisory services over greenhouse gas (GHG) emissions and environment, social and governance (ESG) sustainability reporting.

Total fees	4,311,268	4,289,795

The audit committee annually reviews and approves the terms and scope of the external auditors’ engagement. The audit committee maintains a pre-approval policy with respect to permitted non-audit services whereby pre-approval of the audit committee is required for all non-audit services in order to mitigate the risk of non-audit services impacting the auditor’s independence. The audit committee is permitted to delegate to the chair of the audit committee pre-approval authority for services not previously approved by the audit committee. All such services approved by the chair of the audit committee are subsequently reviewed by the audit committee. The audit committee charter provides that fees for audit and audit-related services must be greater than 50 percent of the total fees paid to the auditor in a fiscal year.

Pembina Pipeline Corporation • 2025 Management Information Circular	13

About the Shareholder Meeting – Business of the Meeting

Auditor independence

Pembina recognizes that auditor independence is the foundation of audit quality and public confidence in our financial information. As such, Pembina’s auditor selection process is designed to maintain auditor independence while balancing the need for continuity of knowledge in order to ensure a high-quality audit provided by a firm with the depth and breadth of experience to effectively and efficiently audit a company with complex business operations.

Globally, various jurisdictions employ different regulatory controls to ensure external auditor independence. In Europe, regulations focus heavily on audit firm rotation. In Canada and the United States, greater focus is placed on other controls. Pembina adheres to the external auditor independence rules of both the U.S. Securities and Exchange Commission (SEC) and International Ethics Standards Board for Accountants (IESBA).

Controls to ensure independence

•  continuous and annual review of independence

•  periodic comprehensive review of external auditor

•  low quantum of non-audit fees with KPMG and amendments to audit committee charter to limit non-audit fees

•  KPMG internal controls and safeguards that meet or exceed SEC and IESBA requirements

•  adherence to mandatory audit partner rotation requirements and cooling-off periods

•  in camera meetings excluding management at each quarterly audit committee meeting

•  PCAOB and CPAB audits

The audit committee, along with management, continuously assesses the external auditor and, on an annual basis, conducts a formal review of the external auditor and recommends to the board whether to propose the reappointment of KPMG or to consider other audit firms. The audit committee also conducts a more comprehensive review of the external auditor every five years.

Below are details regarding factors the audit committee considers when assessing KPMG’s independence.

Audit committee expertise and independence reviews

All members of the audit committee are independent and financially literate within the meaning prescribed by U.S. and Canadian securities laws and three of the members of the committee are designated financial experts under NYSE rules.

The audit committee completes an annual review of the external auditor, which consists of an assessment of independence, quality of the audit team, and quality of communications and interactions with the external auditor. As part of its annual assessment on independence, the audit committee also receives and reviews the auditor’s reports regarding independence.

The audit committee also considers any factors that may impair the independence of the auditor at each audit committee meeting. The audit committee believes that transparent and open communication is essential to maintaining auditor independence and maintains an open and direct line of communication between the auditors and the chair of the audit committee and the audit committee itself.

Pembina’s annual information form (AIF) includes more information about the audit committee, including the committee charter, beginning on page 107 of the AIF. The 2024 AIF is available on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Comprehensive review of auditor

The audit committee and management conduct a comprehensive review of the external auditor at least every five years to further enhance the governance processes relating to auditor independence and audit quality. A comprehensive review was last completed in 2025 (for the five-year period from 2020 to 2024) using the most stringent approach recommended by the Enhancing Audit Quality initiative by CPA Canada and the Canadian Public Accountability Board (CPAB) as well as guidance from the Centre of Audit Quality to safeguard against institutional familiarity threats.

The comprehensive review provides the audit committee with data on three key factors of audit quality for the committee to consider and assess:

•	independence, objectivity and professional skepticism,
•	quality of the engagement team, and
•	quality of communications and interactions with the external auditor.

The results of this review supported the continuation of KPMG’s audit engagement. Pembina is committed to conducting this review at least every five years.

Pembina Pipeline Corporation • 2025 Management Information Circular	14

About the Shareholder Meeting – Business of the Meeting

Auditor fees and objectivity considerations

The audit committee understands that the magnitude of fees paid to an auditor could negatively impact auditor independence if a financial interest will inappropriately influence an auditor’s judgment or behaviour. In reaching the conclusion to recommend the re-appointment of KPMG as our auditors, the audit committee considered the magnitude of the fees that Pembina pays to KPMG. For 2024, KPMG has confirmed to the audit committee that the fees payable to KPMG were not material to KPMG.

There is also a risk that independence could be compromised if an auditor is deterred from acting objectively because of actual or perceived influence or pressures. The audit committee considers safeguards that KPMG has implemented to manage this risk as an important element of its assessment of audit quality. KPMG has multiple layers of internal controls and safeguards designed to ensure audit staff are independent of Pembina that meet or exceed the International Code of Ethics for Professional Accountants established by the IESBA and SEC requirements, including:

•	the assignment of an engagement quality control review partner to the audit engagement by a risk management partner,
•	the involvement of experienced national office professionals outside of the engagement team when dealing with complex or judgmental matters,
•	the structure of the respective firms, and
•	compensation policies in place.

Given the audit committee’s understanding of the relative magnitude of fees paid to KPMG, as well as the audit committee’s evaluation of safeguards that have been implemented by KPMG, the audit committee has determined that these risks with respect to auditor independence have been appropriately managed.

Partner rotations and partner qualifications

As part of the annual review of auditor independence, the audit committee assesses KPMG’s ongoing compliance with mandatory rotation requirements. Under mandatory rotation requirements, the lead audit partner and quality review partner may serve a maximum of five years, followed by a five-year period without any involvement in the Pembina audit engagement. For other audit partners of KPMG involved in the Pembina audit, the mandatory rotation occurs after a maximum of seven years of service followed by a two-year period without any involvement in the Pembina audit engagement. This rotation helps ensure auditor independence is maintained by changing the key personnel working on Pembina’s audit after a set period of time. Our lead audit partner last rotated for the 2023 audit. Pembina has never had the same lead audit partner for more than a single rotation.

In addition to the partner rotations described above, all lead partners and quality review partners must satisfy the following minimum requirements:

•	Chartered Professional Accountant, in good standing,
•	industry-specific experience,
•	completion of relevant professional development and accreditation training,
•	knowledge of, and experience with, the applicable financial reporting framework and auditing standards, and
•	knowledge of, and experience with, applicable Canadian securities laws and SEC rules and regulations.

The audit committee is satisfied with KPMG’s ongoing compliance with the regulatory mandated rotation requirements (five and seven years, as applicable in the circumstances) as well as the transition plans that have been followed to on-board qualified engagement partners who are new to providing audit services to Pembina.

PCAOB and CPAB Audits

Two independent regulatory bodies, the CPAB in Canada and the Public Company Accounting Oversight Board (PCAOB) in the United States carry out stringent audit quality assessments of audit firms. The PCAOB publishes the results of its inspection for each audit firm on their website. By PCAOB regulations, the auditor is required to report any breach of independence rules to the audit committee, including their evaluation of the breach. There have been no independence issues identified for the last five years.

Pembina Pipeline Corporation • 2025 Management Information Circular	15

About the Shareholder Meeting – Business of the Meeting

4. Approve our shareholder rights plan

You will vote on continuing our shareholder rights plan agreement.

As described in more detail below, our shareholder rights plan (rights plan) is designed to make sure shareholders are treated fairly if there is a takeover bid for a controlling position of the company by a shareholder or a group of shareholders acting together. The purpose of the rights plan is to give the board more time to find an alternative value enhancing transaction and to ensure the equal treatment of all shareholders.

See Schedule “B” for a summary of our rights plan. You can also find the full text of our rights plan on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Background

When we converted from an income trust to a corporation on October 1, 2010, we adopted a rights plan in the form of a shareholder rights plan agreement with Computershare, as rights agent.

Unitholders of Pembina Pipeline Income Fund approved the rights plan when they approved the corporate conversion on May 7, 2010, and it became effective October 1, 2010. Our rights plan must be approved by shareholders every three years. Shareholders last approved the rights plan on May 6, 2022, which means the rights plan will expire at the end of this year’s meeting unless shareholders ratify its continuance.

On February 27, 2025, the board unanimously determined that it was appropriate and in the best interests of shareholders that the rights plan be approved to continue for another three years.

At the meeting, common shareholders will vote on ratifying the continuance of the rights plan for another three-year period.

Why we have a shareholder rights plan

Takeover bids can be discriminatory. Exemptions to takeover bid legislation can allow a shareholder (or shareholders) to gain control of a company without making a formal takeover bid to all of the shareholders (for example, through transactions outside Canada, by making private agreements with a small group of shareholders or by slowly accumulating shares over time through stock exchange trading). This could result in a shareholder or group of shareholders acquiring control without paying fair value to all shareholders (this is sometimes called a creeping bid).

Our rights plan is designed to discourage this kind of takeover bid. When there is a takeover bid that is not a permitted bid (as described below), our rights plan gives shareholders contingent rights to acquire common shares at a significant discount to the prevailing market price. In certain circumstances, these rights become exercisable by all shareholders except the offeror in a takeover bid (and its associates, affiliates and joint actors), with the potential to significantly dilute the value of the offeror’s shares.

The rights plan does not prevent or discourage takeover bids but rather it addresses the concerns noted above by requiring offerors to:

•

make permitted bids under the rights plan, which give shareholders an opportunity to participate in the transaction — a permitted bid meets specific conditions, including that it must be made to all shareholders and remain open for acceptance for at least 105 days or the minimum period that a formal take-over bid is required to remain open for in the relevant circumstances under Canadian law, if less than 105 days; or

•	negotiate an offer directly with the board, giving the board the opportunity to bargain for terms it believes will be in the best interests of shareholders.

If the offeror does not take either of these approaches, they could trigger the dilution provisions in our rights plan, which are described above.

Management has reviewed the terms of our rights plan and confirmed that they continue to comply with current Canadian securities laws and to conform in all material respects to the shareholder rights plans of other public corporations in Canada.

We may amend the rights plan before shareholders approve it based on comments we may receive from regulatory authorities, or as any of our executive officers or directors consider necessary.

Pembina Pipeline Corporation • 2025 Management Information Circular	16

About the Shareholder Meeting – Business of the Meeting

Resolution

Common shareholders will be asked to consider and, if deemed advisable, approve the following binding resolution:

RESOLVED, as an ordinary resolution, that:

1.

the shareholder rights plan of Pembina Pipeline Corporation (Pembina) be continued and the amended and restated shareholder rights plan agreement made as of May 12, 2016 between Pembina and Computershare Trust Company of Canada, as rights agent, which amended and restated the shareholder rights plan agreement dated effective October 1, 2010, as amended and restated May 10, 2013, and continued the rights issued thereunder, be and is hereby ratified, confirmed and approved; and

2.

any one director or officer of Pembina is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as such director or officer may consider to be necessary or advisable from time to time in order to give effect to this resolution.

To be approved, this resolution must be passed by at least 50 percent plus one of the votes cast by:

•

the independent shareholders (as defined in the rights plan, but generally meaning any shareholder other than an acquiring person as defined in the rights plan, or a person making a takeover bid for Pembina and their associates and affiliates); and

•	all common shareholders present in person or by proxy at the meeting.

This resolution is not in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid, and is not intended as a means to prevent a takeover of Pembina, as a strategy to retain management or the board, or to deter fair offers for Pembina shares.

We are not aware of any shareholder whose votes would not be eligible to be counted for this resolution, or of any shareholders who would not qualify as independent shareholders.

The board recommends you vote for continuing our shareholder rights plan.

Unless instructed otherwise, the Pembina officers named in the proxy form and voting instruction form will vote for the ordinary resolution authorizing the continuation of our rights plan.

5. Vote on our approach to executive compensation

You will vote on our approach to executive compensation disclosed in this circular.

A key principle underlying executive compensation at Pembina is ‘pay for performance.’ We believe that linking executive compensation to strategy and corporate performance

Say on pay votes In 2024, our executive compensation approach was supported by 95.02% of shareholder votes for our say on pay resolution.

helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 61 of this circular.

The board gives shareholders the opportunity every year to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results of the “say on pay” resolution will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation. If a significant number of shareholders oppose the “say on pay” resolution, the board will consult with shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind.

In 2024, our approach to executive compensation was supported by 298,816,882 votes in favour of our say on pay resolution (95.02% of the common shares voted at the meeting), with 15,671,153 votes against (4.98% of the common shares voted at the meeting).

Pembina Pipeline Corporation • 2025 Management Information Circular	17

About the Shareholder Meeting – Business of the Meeting

At the meeting, you will be asked to consider and, if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the common shareholders of Pembina (shareholders) accept the approach to executive compensation disclosed in Pembina’s 2025 Management Information Circular delivered in advance of the 2025 annual meeting of shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance.

The board recommends you vote for our approach to executive compensation.

Unless instructed otherwise, the Pembina officers named in the proxy form and voting instruction form will vote for our approach to executive compensation as described in this circular.

6. Other business

You will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

Pembina Pipeline Corporation • 2025 Management Information Circular	18

About the Shareholder Meeting – About the Nominated Directors

About the Nominated Directors

To ensure strong stewardship, the board needs to operate independently, have a prudent mix of relevant skills and experience, including industry knowledge and experience, a mix of tenures, sufficiently diverse backgrounds and opinions to support balanced discussion and debate, and must be a manageable size to facilitate productive discussion and decision-making. We believe this year’s group of eleven nominated directors meets all of these requirements.

The profiles on the following pages tell you about each nominated director’s background and experience, independence, meeting attendance, share ownership, other public company directorships and voting results from our 2024 annual meeting of shareholders (as applicable). All information is provided as of March 20, 2025, unless indicated otherwise.

All of the nominated directors are independent except Mr. Burrows, who is our President and Chief Executive Officer (CEO). The board has reviewed the independence and qualifications of the non-executive directors and has recommended their nomination.

A strong and diverse slate of nominated directors

Independence

Non-independent
9%
1
10
Independent
(all directors except the CEO)
91%

Age

<60
9%
1
average age
63.75
10
60-69
91%

Tenure
(independent directors)

<5 years
40%
5-10 years
30%
3
4
average tenure
7.4
years
3
>10 years
30%

Geographic location

US
36%
4
7
Canada
64%

Diversity

Non-Diverse
45%
5
board
diversity[1]
55%
6
Diverse
55%

Gender

Female
45%
5
6
Male
55%

[1]

An individual is considered diverse if the individual belongs to one of the four designated groups in the Employment Equity Act (Canada): Indigenous peoples, persons with disabilities, members of visible minorities and women.

Pembina Pipeline Corporation • 2025 Management Information Circular	19

About the Shareholder Meeting – About the Nominated Directors

Henry W. Sykes (66)
Independent | 2024 voting results: 307,448,876 (97.76%) for, 7,049,704 (2.24%) withheld

 Chair

 Director since

 October 2017

 Calgary, Alberta

 Canada

 Areas of Expertise

•	capital allocation

•	safety, health and environmental

•	social and corporate governance

•	human resources and compensation

•	legal and regulatory

•	government relations

Mr. Sykes was the President and director of MGM Energy Corp. (MGM), a Canadian public energy company focused on the acquisition and development of hydrocarbon resources in Canada’s Northwest Territories and Arctic regions, from January 2007 to June 2014. Before he joined MGM, he was the President of ConocoPhillips Canada from 2001 to 2006 and the Executive Vice-President, Business Development of Gulf Canada Resources Ltd. before that.

Mr. Sykes began his career as a lawyer and specialized in mergers and acquisitions, securities and corporate law. He is past chair and member of the boards of Arts Commons and The Arctic Institute of North America and is a director of several private companies involved in the oil and gas industry.

He has a Bachelor of Arts in economics from McGill University, a law degree from the University of Toronto and a Master of Laws degree from the London School of Economics. Mr. Sykes has been honoured with a King’s Counsel designation in Alberta for his contributions to the legal profession and is a member of the Institute of Corporate Directors.

2024 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Other public company boards and committee memberships[1]

None

Securities held as of March 20, 2025

Common shares	Deferred share units	Total value[2]	Meets share ownership requirement

17,290	34,845	$2,948,234	Yes

[1]

Mr. Sykes was a director of Parallel Energy Trust (a TSX listed company) from March 2011 to February 2016. On November 9, 2015, Parallel Energy Trust filed an application in the Court of Queen’s Bench of Alberta for creditor protection under the Companies’ Creditors Arrangement Act (Canada), and on November 9, 2015 filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the Chapter 11 proceedings, the U.S. Bankruptcy Court approved the sale of the assets of Parallel Energy Trust and the sale closed on January 28, 2016. On March 3, 2016, the Canadian entities of Parallel Energy Trust filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a notice to creditors was sent by the trustee on March 4, 2016.

[2]

Based on $56.55, the closing price of our common shares on the TSX on March 19, 2025. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information).

Pembina Pipeline Corporation • 2025 Management Information Circular	20

About the Shareholder Meeting – About the Nominated Directors

Anne-Marie N. Ainsworth (68)
Independent | 2024 voting results: 309,347,468 (98.36%) for, 5,151,113 (1.64%) withheld

 Director since

 October 2014

 Houston, Texas

 U.S.

 Areas of Expertise

•	operational excellence

•	capital allocation

•	engineering/technology/ research/academia

•	safety, health and environmental

Ms. Ainsworth has extensive experience in the oil and gas industry and has held several senior management positions throughout her career. Ms. Ainsworth served as President and Chief Executive Officer of Oiltanking Partners, L.P. and Oiltanking Holding Americas, Inc. from November 2012 to March 2014. Prior to that, Ms. Ainsworth was Senior Vice President of Refining at Sunoco Inc. from 2009 to 2012 and from 2006 to 2009 was the General Manager of the Motiva Enterprises, LLC (Motiva) refinery in Norco, Louisiana. Before Ms. Ainsworth joined Motiva, she was director of process safety management systems and business improvement leader at Shell Oil Products U.S. from 2003 to 2006 and Vice President of Technical Assurance at Shell Deer Park Refining Company from 2000 to 2003.

Ms. Ainsworth graduated cum laude from the University of Toledo with a Bachelor of Science in chemical engineering. She holds a Master of Business Administration from Rice University, where she also served as an adjunct professor from 2000 to 2009. She is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

2024 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Safety, environment and operational excellence committee	5 of 5 meetings	100%

Other public company boards and committee memberships

Archrock, Inc. | NYSE		Governance and sustainability (chair); audit

HF Sinclair Corporation | NYSE		Environmental, health, safety and public policy (chair); finance

Kirby Corporation | NYSE		Audit; ESG and nominating (chair)

Securities held as of March 20, 2025

Common shares	Deferred share units	Total value[1]	Meets share ownership requirement

26,861	46,386	$4,142,121	Yes

[1]

Based on US$39.46 the closing price of our common shares on the NYSE on March 19, 2025 and the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.4331 as at March 19, 2025. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information) and their value is based on $56.55, the closing price of our common shares on the TSX on March 19, 2025.

Pembina Pipeline Corporation • 2025 Management Information Circular	21

About the Shareholder Meeting – About the Nominated Directors

J. Scott Burrows (45)
Non-independent | 2024 voting results: 313,575,389 (99.71%) for, 923,191) (0.29%) withheld

 Director since

 February 2022

 Calgary, Alberta

 Canada

 Areas of Expertise

•	financial/accounting management

•	capital allocation

•	human resources and compensation

•	enterprise risk management

Mr. Burrows has been the President and Chief Executive Officer of the company since February 2022. Prior to his current role, Mr. Burrows served as Pembina’s Interim President and Chief Executive Officer from November 2021 to February 2022 and prior to that, he was Pembina’s Chief Financial Officer from 2015 to November 2021. Prior to his role as Chief Financial Officer, Mr. Burrows served as Pembina’s Vice President, Capital Markets and as Vice President, Corporate Development and Investor Relations.

Before joining Pembina in November 2010, Mr. Burrows spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

Mr. Burrows has a Bachelor of Commerce from the University of British Columbia, is a CFA® Charterholder and is a member of the Institute of Corporate Directors.

2024 Board and committee membership and attendance

Board of directors		7 of 7 meetings	100%

Other public company boards and committee memberships

National Bank of Canada | TSX	Audit

Securities held as of March 20, 2025

Common shares	Restricted and performance share units	Total value[1]	Meets share ownership requirement[2]

52,975	402,946	$25,782,333	On track[3]

[1]

Based on $56.55, the closing price of our common shares on the TSX on March 19, 2025. As CEO, Mr. Burrows is not entitled to deferred share units issued under our deferred share unit plan. Restricted and performance share units include units issued under our share unit plan and units accrued as dividend equivalents (see Executive compensation on page 61 for more information) and their value is based on $56.55, the closing price of our common shares on the TSX on March 19, 2025. Total value does not include the value of the subscription receipts held by Mr. Burrows.

[2]	Not including the value of PSUs.
[3]

Mr. Burrows has five years from the date of his appointment on February 22, 2022 to meet the share ownership requirement. See Director Compensation — Building equity ownership on page 59 for more information.

Pembina Pipeline Corporation • 2025 Management Information Circular	22

About the Shareholder Meeting – About the Nominated Directors

Cynthia Carroll (68)
Independent | 2024 voting results: 307,963,242 (97.92%) for, 6,535,338 (2.08%) withheld

 Director since

 May 2020

 Naples, Florida

 U.S.

 Areas of Expertise

•	operational excellence

•	capital allocation

•	safety, health and environmental

•	social and corporate governance

•	human resources and compensation

•	global business activity

•	government relations

Ms. Carroll most recently served as the Chief Executive Officer of Anglo American plc from 2007 to 2013. Ms. Carroll began her career as an exploration geologist at Amoco Production Company in Denver, Colorado before joining Alcan Aluminum Corporation (Alcan). Ms. Carroll held various executive roles at Alcan, including President of Bauxite, Alumina and Specialty Chemicals and Chief Executive Officer of the Primary Metal Group, Alcan’s core business.

She previously chaired the boards of Anglo American Platinum Ltd., De Beers Société Anonyme, Vedanta Resources Holdings Ltd., and the World Economic Forum, Mining and Metals Industry group. She has also served on the boards of BP, the International Council on Mining and Metals, the International Aluminum Institute, The American Aluminum Association, Sara Lee Corporation, Century Aluminum Company and Hitachi Ltd.

Ms. Carroll holds a bachelor’s degree in Geology from Skidmore College, a Master of Science degree in Geology from the University of Kansas, and a Master of Business Administration from Harvard University. She was awarded an Honorary Doctorate of Science from the University of Exeter, Honorary Doctorate of Laws from Skidmore College and an Honorary Doctorate of Economics from the University of Limerick. She is a fellow of the Royal Academy of Engineers and a Fellow of the Institute of Materials, Minerals and Mining. Ms. Carroll is also a member of the Institute of Corporate Directors.

2024 Board and committee membership and attendance

Board of directors			7 of 7 meetings	100%

Human resources and compensation committee			4 of 4 meetings	100%

Safety, environment and operational excellence committee (chair)			5 of 5 meetings	100%

Other public company boards and committee memberships

Baker Hughes Company | NASDAQ		Audit; human capital and compensation (chair)

Glencore plc | LSE and JSE		Ethics, compliance and culture (chair); remuneration; nomination; health and safety, environment and communities

Securities held as of March 20, 2025

Common shares	Deferred share units	Total value[1]	Meets share ownership requirement

-	23,076	$1,304,948	Yes

[1]

Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information) and their value is based on $56.55, the closing price of our common shares on the TSX on March 19, 2025.

Pembina Pipeline Corporation • 2025 Management Information Circular	23

About the Shareholder Meeting – About the Nominated Directors

Alister Cowan (60)
Independent | 2024 voting results: N/A

 Director since

 December 2024

 Calgary, Alberta

 Canada

 Areas of Expertise

•	operational excellence

•	financial/accounting management

•	capital allocation

•	social and corporate governance

•	global business activity

•	enterprise risk management

Mr. Cowan has over 30 years of experience in the energy industry and has significant financial executive level experience at various public companies. In 2023, he was Executive Advisor of Suncor Energy Inc. (Suncor), a globally competitive integrated energy company. Mr. Cowan was previously Chief Financial Officer of Suncor from 2014 to 2023 where he oversaw financial operations, accounting, investor relations, treasury, tax, internal audit and enterprise risk management. Prior to joining Suncor, Mr. Cowan was Chief Financial Officer of Husky Energy Inc. from 2008 to 2014. Before that, he was Executive Vice President and Chief Financial Officer and Chief Compliance Officer of British Columbia Hydro and Power Authority from 2004 to 2008.

Mr. Cowan has gained expansive experience in energy, mining, industrial and chemical processing, retail and regulated utilities industries throughout his career, also having key roles in strategy development, capital allocation, mergers and acquisitions, capital markets financing and environmental, social and governance.

Mr. Cowan has a Bachelor of Arts in Accounting and Finance from Heriot-Watt University. He is a member of the Institute of Chartered Accountants of Scotland and also a member of the Institute of Corporate Directors.

2024 Board and committee membership and attendance[1]

Board of directors	1 of 1 meeting	100%

Audit Committee	N/A	N/A

Other public company boards and committee memberships

The Chemours Company | NYSE	Audit; environmental, health, and safety & operational performance

Smiths Group PLC | London	Audit and risk

Securities held as of March 20, 2025

Common shares	Deferred share units	Total value[2]	Meets share ownership requirement

11,671	2,599	$806,969	Yes

[1]

Mr. Cowan was appointed as a director and as a member of the audit committee on December 3, 2024. Mr. Cowan attended all meetings of the board of directors and the audit committee did not meet following his appointment.

[2]

Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information) and their value is based on $56.55, the closing price of our common shares on the TSX on March 19, 2025.

Pembina Pipeline Corporation • 2025 Management Information Circular	24

About the Shareholder Meeting – About the Nominated Directors

Ana Dutra (60)
Independent | 2024 voting results: 312,462,301 (99.35%) for, 2,036,279 (0.65%) withheld

 Director since

 May 2022

Indian River Shores, Florida

 U.S.

Areas of Expertise

•	social and corporate governance

•	sustainability/ESG

•	human resources and compensation

•	global business activity

•	enterprise risk management

•	technology/systems/ data management

Ms. Dutra is the Chief Executive Officer of Mandala Global Advisors LLC, a global board and management advisory company for accelerating business growth through innovation, globalization and turn around strategies, which she founded in 2013. She was previously the Chief Executive Officer of The Executives’ Club of Chicago, a world-class senior executives organization focused on the development, innovation and networking of current and future business and community leaders, from 2014 until her retirement in 2018. From 2007 to 2013, she was a Proxy Officer and Chief Executive Officer of Korn Ferry Consulting.

Ms. Dutra has a Bachelor in Economics from the Universidade Federal do Rio de Janeiro, a Juris Doctor from the Universidade do Estado do Rio de Janeiro and a Master in Economics from Pontificia Universidade Catolica do Rio de Janeiro. In addition, Ms. Dutra also holds a Master of Business Administration from Kellogg School of Management at Northwestern University, where she continues to serve as a lecturer in the areas of strategy and innovation, leadership development and globalization.

Ms. Dutra has extensive experience in ESG and climate, digital technology, ERP systems, has a CERT Certification in cybersecurity oversight by Carnegie Mellon University and the National Association of Corporate Directors and a Diligent Institute ESG Leadership Certification. Ms. Dutra is also a member of the Institute of Corporate Directors.

2024 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Audit committee	4 of 4 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Other public company boards and committee memberships[1]

CarParts.com, Inc. | NASDAQ		Nominating and corporate governance

Securities held as of March 20, 2025

Common shares	Deferred share units	Total value[2]	Meets share ownership requirement

-	12,717	$719,146	On track[3]

[1]

Ms. Dutra is a director of Amyris, Inc. (Amyris), which was de-listed from the NASDAQ in August 2023. Amyris and certain of its American subsidiaries commenced voluntary Chapter 11 proceedings in the U.S. Bankruptcy Court for the District of Delaware in August 2023 in connection with an operational and financial restructuring. Amyris completed its Chapter 11 proceedings and its plan of reorganization became effective May 7, 2024.

[2]

Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information) and their value is based on $56.55, the closing price of our common shares on the TSX on March 19, 2025.

[3]	Ms. Dutra has five years from the date of her appointment on May 6, 2022 to meet the share ownership requirement. See Director Compensation — Building equity ownership on page 59 for more information.

Pembina Pipeline Corporation • 2025 Management Information Circular	25

About the Shareholder Meeting – About the Nominated Directors

Maureen E. Howe (67)
Independent | 2024 voting results: 309,210,449 (98.32%) for, 5,288,132 (1.68%) withheld

 Director since

 October 2017

Vancouver, British Columbia

 Canada

Areas of Expertise

•	financial/accounting management

•	capital allocation

•	engineering/technology/ research/academia

Ms. Howe was a Research Analyst and Managing Director at RBC Capital Markets in equity research from 1996 until 2008. She specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing, and alternative energy. Prior to joining RBC Capital Markets, Ms. Howe held various positions in the area of capital markets, including investment banking, portfolio management, and corporate finance.

Ms. Howe has a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia. She is a member of the Institute of Corporate Directors.

2024 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Audit committee (chair)	4 of 4 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Other public company boards and committee memberships

Methanex Corporation | TSX, NASDAQ		Corporate governance (chair); audit, finance and risk

Freehold Royalties Ltd. | TSX		Audit, finance and risk (chair); reserves

Securities held as of March 20, 2025

Common shares	Deferred share units	Total value[1]	Meets share ownership requirement

27,000	15,304	$2,392,291	Yes

[1]

Based on $56.55, the closing price of our common shares on the TSX on March 19, 2025. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information).

Pembina Pipeline Corporation • 2025 Management Information Circular	26

About the Shareholder Meeting – About the Nominated Directors

David M.B. LeGresley (66)
Independent | 2024 voting results: 307,458,095 (97.76%) for, 7,040,485 (2.24%) withheld

 Director since

 August 2010

 Toronto, Ontario

 Canada

Areas of Expertise

•	financial/accounting management

•	engineering/technology/ research/academia

•	human resources and compensation

Mr. LeGresley is an experienced Canadian corporate director having served on a number of public and private boards, both large and small cap since 2008, including serving as the chair of the board of directors of EQB Inc. from 2014 to 2023. Mr. LeGresley was the Vice Chairman of National Bank Financial from 2006 to 2008 and Executive Vice President, Corporate and Investment Banking from 1999 to 2006. Before that, he held investment banking positions at Salomon Brothers Canada and CIBC Wood Gundy.

He has a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

2024 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Governance, nominating and corporate social responsibility committee (chair)	4 of 4 meetings	100%

Human resources and compensation committee	4 of 4 meetings	100%

Other public company boards and committee memberships

None

Securities held as of March 20, 2025

Common shares	Deferred share units	Total value[1]	Meets share ownership requirement

48,864	55,825	$5,920,163	Yes

[1]

Based on $56.55, the closing price of our common shares on the TSX on March 19, 2025. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information).

Pembina Pipeline Corporation • 2025 Management Information Circular	27

About the Shareholder Meeting – About the Nominated Directors

Andy J. Mah (66)
Independent | 2024 voting results: 307,287,822 (97.71%) for, 7,210,757 (2.29%) withheld

 Director since

 February 2023

 Calgary, Alberta

 Canada

 Areas of Expertise

•	operational excellence

•	capital allocation

•	engineering/technology/ research/academia

•	safety, health and environmental

•	human resources and compensation

•	government relations

Mr. Mah has over 40 years of experience in the oil and gas industry and has significant executive level experience that includes all facets of the Canadian upstream oil and gas industry, including U.S. and international assignments. Mr. Mah was the Chief Executive Officer of Advantage Energy Ltd. (Advantage), a Canadian oil and gas exploration and production company, from January 2009 to December 2021. Prior to Advantage, Mr. Mah held c-suite and leadership positions at Ketch Resources Trust, Unocal Corporation, Northrock Resources Ltd., and BP Canada.

Mr. Mah has a Bachelor of Science in Chemistry and a Bachelor of Science in Chemical Engineering from the University of Saskatchewan. Mr. Mah is a member of The Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is also a member of the Institute of Corporate Directors.

2024 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Audit committee	4 of 4 meetings	100%

Human resources and compensation committee (chair)	4 of 4 meetings	100%

Other public company boards and committee memberships

Advantage Energy Ltd. | TSX		Reserves and health, safety and environment

Securities held as of March 20, 2025

Common shares	Deferred share units	Total value[1]	Meets share ownership requirement

12,180	6,094	$1,033,395	Yes

[1]

Based on $56.55, the closing price of our common shares on the TSX on March 19, 2025. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information).

Pembina Pipeline Corporation • 2025 Management Information Circular	28

About the Shareholder Meeting – About the Nominated Directors

Leslie A. O’Donoghue (62)
Independent | 2024 voting results: 309,199,685 (98.32%) for, 5,298,896 (1.68%) withheld

 Director since

 December 2008

 Calgary, Alberta

 Canada

 Areas of Expertise

•	operational excellence

•	capital allocation

•	safety, health and environmental

•	social and corporate governance

•	enterprise risk management

•	legal and regulatory

Ms. O’Donoghue spent over 20 years at Nutrien Ltd., an agricultural chemical manufacturing company, and its predecessor Agrium Inc. in various executive leadership roles. Her most recent position was Executive Vice President, Advisor to the CEO in 2019. Prior to that, she was the Executive Vice President and Chief Strategy and Corporate Development Officer from 2018 to 2019. While at Agrium Inc., Ms. O’Donoghue held a number of roles including, Executive Vice President, Corporate Development & Strategy & Chief Risk Officer from 2012 to 2018, Executive Vice President, Operations from 2011 to 2012 and Chief Legal Officer and Senior Vice President, Development from 2009 to 2011.

Before joining Agrium Inc. in 1999, Ms. O’Donoghue was a partner in the national law firm of Blake, Cassels & Graydon LLP.

She has a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queen’s University. Ms. O’Donoghue has been honoured with a King’s Counsel designation in Alberta for her contributions to the legal profession and is a member of the Institute of Corporate Directors.

2024 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Audit committee	4 of 4 meetings	100%

Safety, environment and operational excellence committee	5 of 5 meetings	100%

Other public company boards and committee memberships

Methanex Corporation | TSX, NASDAQ		Audit, finance and risk; human resources

Securities held as of March 20, 2025

Common shares	Deferred share units	Total value[1]	Meets share ownership requirement

35,588	71,657	$6,064,705	Yes

[1] Based on $56.55, the closing price of our common shares on the TSX on March 19, 2025. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information).

Pembina Pipeline Corporation • 2025 Management Information Circular	29

About the Shareholder Meeting – About the Nominated Directors

Bruce D. Rubin (68)
Independent | 2024 voting results: 313,201,041 (99.59%) for, 1,297,538 (0.41%) withheld

 Director since

 May 2017

 Swarthmore, Pennsylvania

 U.S.

 Areas of Expertise

•	operational excellence

•	engineering/technology/ research/academia

•	safety, health and environmental

•	global business activity

•	government relations

Mr. Rubin has over 45 years of experience, including various executive and advisory positions and board memberships in the private equity space in the energy, refining and petrochemical sectors.

He was Chief Executive Officer of Sunoco Chemicals and a Senior Vice President of Sunoco Inc. from 2008 to 2010 and held various other executive positions during a 32-year career with that company. Mr. Rubin was the first Chief Executive Officer of Braskem America and served with Braskem America in an executive capacity from 2010 until 2013. He was also an Executive Advisor for Court Square Capital Partners from 2013 to 2015, an Operating Advisor for The Carlyle Group from 2015 to 2017, and an advisor for Braskem America from 2014 to 2017.

Mr. Rubin has a Master of Business Administration from Widener University and a Bachelor of Science in Chemical Engineering from the University of Pennsylvania. He is a member of the Institute of Corporate Directors.

2024 Board and committee membership and attendance

Board of directors	7 of 7 meetings	100%

Human resources and compensation committee	4 of 4 meetings	100%

Safety, environment and operational excellence committee	5 of 5 meetings	100%

Other public company boards and committee memberships

None

Securities held as of March 20, 2025

Common shares	Deferred share units	Total value[1]	Meets share ownership requirement

20,000	26,990	$2,657,287	Yes

[1] Based on US$39.46, the closing price of our common shares on the NYSE on March 19, 2025 and the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.4331 as at March 19, 2025. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 58 for more information) and their value is based on $56.55, the closing price of our common shares on the TSX on March 19, 2025.

Pembina Pipeline Corporation • 2025 Management Information Circular	30

Corporate Governance
This section of our circular describes our governance practices, the board’s responsibilities, and what we expect of the directors who serve on the board.

Where to find it
32	Our Governance Practices

44	About the Board of Directors

51	Board Committees

58	Director Compensation

Corporate Governance – Our Governance Practices

Our Governance Practices

Good governance is important for all our stakeholders—our customers, our investors, our employees and the communities where we operate. Strong stewardship by the board, and high standards of governance and ethics throughout our business, are essential for achieving our purpose and strategy and operating our business effectively.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark ourselves against our peers to ensure we are following best practices. We continue to focus on ensuring our practices are aligned with our TSX  60 peer group.

Corporate Governance guidelines

Our board and management operate under corporate governance guidelines that set out our commitment to principles of good governance.

Board independence	✓	an independent board chair
	✓	audit committee, human resources and compensation committee and governance, nominating and corporate social responsibility committee members must be independent
	✓	majority of the board must be independent
	✓	in-camera sessions held without management and non-independent directors at each regularly scheduled meeting

Board diversity	✓	commitment to maintaining a reasonable diversity of background, skills, education, experience and personal characteristics among the directors
	✓	commitment to diversity of tenure through reasonable board turnover and renewal
✓

commitment to our board diversity policy, which includes specific targets for women and overall diversity, including Indigenous peoples, persons with disabilities and members of other racial, ethnic and/or visible minorities

Board effectiveness	✓	formal process for nominating directors and succession planning
	✓	ongoing director orientation and director education program
	✓	clearly established and distinct roles of board members and senior management
	✓	commitment to maintaining dialogue between management and directors
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal board assessment and peer review process, including engaging a third-party independent advisor at least every three years

Integrity and ethical conduct	✓	commitment to ensuring the integrity of internal controls and public disclosure
	✓	monitoring of overboarding, board interlocks, and other potential conflicts of interest
	✓	established equity ownership requirements for directors
	✓	formal policy on majority voting

Organizational effectiveness	✓	requirement of the board to oversee corporate strategy and manage organizational risks

Pembina Pipeline Corporation • 2025 Management Information Circular	32

Corporate Governance – Our Governance Practices

The board’s mandate

The board of directors oversees our business, provides guidance to management, monitors management’s activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us.

The board’s charter sets out specific matters that must be approved by the full board. All significant strategy-related operational, governance, financial and risk management decisions that could affect our shareholders are reviewed by the board.

The board’s charter includes:

•   ensuring an ethical culture;

•   strategic planning oversight;

•   risk management oversight;

•   executive succession planning and diversity;

•   financial management and reporting; and

•   director and officer compensation.

Board charter

You can find a copy of the board’s charter in schedule “A” to this circular or on our website (www.pembina.com).

The board’s oversight of sustainability and ESG crosses many of the responsibilities in its charter, including ensuring an ethical culture, overseeing strategy and risk, increasing diversity, approving reporting and overseeing compensation design. You can read about the board’s efforts throughout this section.

The board’s approach to governing sustainability and ESG is discussed on page 38. Pembina’s sustainability report and performance data are available on our website at:

www.pembina.com/sustainability/

The board also oversees Pembina’s overall ESG strategy.

The board fulfils its duties directly and by delegating certain responsibilities to its four standing committees (see page 51 for information about the committees).

Ensuring an ethical culture

One of our most valuable assets is our reputation as a leading energy transportation and midstream service provider, with consistent financial performance and long-term financial stability. Fostering and ensuring a culture that promotes integrity and ethical conduct is key to maintaining our reputation.

Our commitment to respecting human rights applies to all of our directors, officers and employees and also extends to all of our contractors and subcontractors working at our sites and includes, among other things:

•   eliminating unlawful discrimination and harassment in the workplace;

•   recognizing the legal rights of all individuals and communities, including women, Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities, and the economically disadvantaged;

Ethics policies

Pembina maintains the following policies and standards:

•  Code of ethics

•  Whistleblower policy

•  Anti-bribery policy

•  Sanctions policy

•  Community relations policy

•  Indigenous and Tribal relations policy

•  Supplier code of conduct

•   respecting the importance of the environment in the communities where we operate;

•   respecting employee rights related to freedom of association and collective bargaining;

•   recognizing the right to water as a fundamental human right; and

•   addressing risks of modern slavery, forced labour and child labour (as applicable, recognizing that the risk of these human rights violations is very low due to the primary geography of Pembina’s operations).

Our commitment to respecting human rights is informed by the principles of the Universal Bill of Human Rights, the United Nations Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s Declaration of Fundamental Principles and Rights at Work and the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises.

All directors review our code of ethics policy annually (the code). All executives and employees must acknowledge every year that they have read and understand the code, anti-bribery policy, whistleblower policy and other policies, will review all updates, and will comply with them at all times. You can find these and other policies on our website (www.pembina.com).

Pembina Pipeline Corporation • 2025 Management Information Circular	33

Corporate Governance – Our Governance Practices

Code of ethics policy

The code establishes a high standard of integrity and ethical behaviour to support Pembina’s reputation and its relationships with its internal and external stakeholders. All directors, executives, employees, consultants and contractors of Pembina are governed by the code, which sets out principles for ethical conduct in the following areas:

•   conflicts of interest;

•   business relationships and fair dealing;

•   honesty, integrity and compliance with the law;

•   human rights;

•   government relations;

•   health, safety and environmental matters;

•   personnel relations;

•   integrity of financial information;

•   disclosure and insider trading;

•   stakeholder and public relations;

•   privacy and confidentiality;

•   protecting our assets and records;

•   gifts, entertainment, benefits and business expenses;

•   workplace environment and relationships; and

•   reporting responsibilities and procedures.

Compliance with the code is mandatory and everyone has a responsibility to report violations of the code. Violations of the code can result in disciplinary action, up to and including dismissal for cause.

The board is responsible for establishing procedures for monitoring compliance with the code and does so through a combination of periodic reports from management, our annual certification process, as well as through our whistleblower policy (see below). No waivers of the code for directors or executives can be made unless it is approved by the board and properly disclosed, as required by applicable laws and regulations. Waivers in respect of employees, consultants, contractors or agents may be given by the President and the CEO and reported to the board at the next meeting. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports related to the conduct of any director or officer have been filed (which would generally be required for conduct that would constitute a material departure from the code).

Whistleblower policy

Our whistleblower policy is designed to help us uphold our reputation and maintain public confidence by encouraging directors, employees, consultants, contractors, and other stakeholders to act responsibly, raise concerns and report any potential instance of unethical practices without fear of discrimination, retaliation or harassment. The policy includes examples of activities that should be reported, and the process whistleblowers should follow to file a confidential report, including a whistleblower line that allows people to report anonymously by telephone or the internet, or through our external legal counsel addressed as confidential for direct delivery to the board chair, at any time. Any reports received through the whistleblower line or by the board chair regarding financial statement disclosures, accounting, internal accounting controls or auditing matters will be forwarded to the chair of the audit committee. Complaints under the whistleblower policy are treated confidentially and promptly and thoroughly investigated.

Anti-bribery policy

Our anti-bribery policy formalizes and records Pembina’s procedures to ensure the company and its directors, officers and employees conduct business in an honest and ethical manner when dealing with government officials and all other parties and comply with anti-corruption laws. The anti-bribery policy reflects the standards Pembina expects its contractors, consultants, agents and other third-party representatives to adhere to when acting on Pembina’s behalf.

Sanctions policy

Our sanctions policy reinforces Pembina’s commitment to carry out its business activities in compliance with applicable sanctions laws, rules and regulations. The key objectives of the sanctions policy are to provide guidance and requirements for Pembina and its personnel to comply with all applicable legal obligations related to sanctions laws, rules and regulations to protect Pembina’s reputation and ensure continued access to the goods, services and technology required to conduct its business, and demonstrate Pembina’s commitment to compliance with sanctions laws, rules and regulations to third parties, including joint venture partners, governmental authorities and local stakeholders.

Community relations policy

Our community relations policy focuses on the company’s commitment to being recognized as a leader in its relationships with communities, where Pembina is welcomed as a safe and responsible partner whose positive social impact creates significant value for all of its stakeholders. Under this policy, Pembina’s employees, consultants, contractors and directors are

Pembina Pipeline Corporation • 2025 Management Information Circular	34

Corporate Governance – Our Governance Practices

expected to recognize and respond to the needs of the community, while addressing broader social issues by: understanding what communities value and what is important to them; making measurable commitments and delivering on them; minimizing potential impacts of Pembina’s projects and operations by conducting early, meaningful and ongoing engagement; and identifying partnership opportunities in support of community and economic development for mutual benefit.

Indigenous and Tribal relations policy

As part of Pembina’s approach to Indigenous relations, Pembina seeks to enter into lasting and mutually-beneficial relationships with Indigenous and Tribal peoples affected by its operations. By striving for positive and mutually-beneficial relationships with Indigenous and Tribal communities, Pembina directors, employees, consultants and contractors will help build continued success for Pembina’s existing and expanding systems and other businesses.

Supplier code of conduct

Pembina prides itself on working with suppliers who place safety as a top priority, uphold the highest standards of ethics and integrity, and are economically, environmentally, and socially responsible. The purpose of the supplier code of conduct is to help ensure Pembina works with suppliers who share our commitment to the following principles, which help shape Pembina’s business philosophy on a day-to-day basis: creating a safe workplace; environmental stewardship; equity, diversity and inclusion (EDI); protection of human rights; no forced labour or child labour; ethics, integrity and compliance; anti-corruption and anti-bribery; privacy, confidentiality, and information security; and compliance with applicable laws and policies; representing the Pembina brand and reporting breaches of the code through our Whistleblower Hotline.

Conflicts of interests and related party transactions

The directors and officers of Pembina may be directors or officers of entities that we are in competition with or are customers or suppliers of Pembina or certain entities in which Pembina holds an equity investment. This may give rise to a conflict of interest in the administration of their duties for Pembina. Directors and officers of Pembina are required to disclose the existence of potential conflicts of interest in accordance with the code and other corporate governance policies and in accordance with the Business Corporations Act (Alberta).

The audit committee has oversight of related party transactions. Under our code, a director who has a material interest in a transaction or agreement involving Pembina must disclose their interest to Pembina’s Corporate Secretary and may not participate in any discussions or votes on the matter. All directors and senior officers of Pembina also complete an annual questionnaire disclosing any related party transactions. The oversight process is managed by Pembina’s financial services team in cooperation with the governance team, who maintain a list of all affiliations and run a process quarterly to ensure that related party transactions are reported and disclosed as required. See Note 27 in our 2024 Audited Consolidated Financial Statements for further discussion on related party transactions.

Related party in this context means: (a) individuals who are considered key management personnel, including certain key officers and the directors of Pembina, and close members of the individual’s family; (b) any entities that the above individual’s control, jointly control, have significant influence over, or serve as key management personnel or directors; (c) joint ventures held by Pembina; and (d) pension plans that benefit employees. A related party transaction is a transfer of resources, services or obligations between a reporting entity and a related party, regardless of whether a price is charged.

Strategic planning oversight

The board oversees the development and execution of our long-term strategic plan and shorter-term objectives and initiatives. Pembina is committed to growing shareholder value through strategic project development and acquisitions that support the long-term success of both our company and our customers.

The board holds dedicated strategy sessions every year. At these sessions, the board meets with management to review Pembina’s current activities, long-range financial forecast and future growth opportunities, including input from third-party advisors from time to time about industry or other trends and developments that may benefit us or pose

2024 highlights

Key areas of focus this year were on strategy execution, ensuring ongoing alignment of projects, opportunities and initiatives with our refined strategy and confirming that our strategy will meet our performance aspirations in light of the latest information related to the pace of decarbonization and globalization.

a risk. The board approves our strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

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Pembina will build on its strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that enable the transition to a lower-carbon economy. In continuing to meet global energy demand and its customers’ needs, while ensuring Pembina’s long-term success and resilience, the company has established four strategic priorities:

1.	To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.

2.

To thrive, we will invest in the energy transition to improve the basins in which we operate. We will prioritize lighter commodities as we continue to invest in new infrastructure and expand our portfolio to include new businesses associated with lower-carbon commodities.

3.

To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.

4.

To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups: employees, communities, customers and investors.

These four strategic priorities will ensure Pembina is stewarding to achieve financial excellence. We remain committed to maintaining our strong financial position and delivering industry-leading returns through adherence to our financial guardrails, prudent capital allocation, and a focus on return on invested capital.

Risk management oversight

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term.

As part of its responsibility, the board makes sure we have:

•    an enterprise risk management (ERM) process aligned with strategy, designed to identify and assess potential risks that may affect our business, operations or results, and to manage risk factors within our risk appetite;

•    a risk management infrastructure to respond to identified risks, and critical risk management policies and procedures, including risk response, controls, monitoring, mitigation and reporting to the board; and

Risk management policies

Pembina maintains the following policies:

•  Enterprise risk management policy

•  Market risk policy

•  Counterparty risk management policy

•  Acceptable use of information assets policy

•  Information management policy

•  Security policy

•	specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

To facilitate our risk review, we have an enterprise risk committee (ERC) made up of members of senior management. The ERC meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities. As part of the risk review process, the ERC identifies Pembina’s top risks and divides them into three categories:

•	New action required: risks where mitigation will require a new approach or strategy;

•	Mitigated with ongoing diligence: risks where there is mitigation strategy in place, but such mitigation strategy may require some further adaptation or adjustments; and

•	Watch list: risks that may escalate to enterprise risks.

For these top risks, the ERC identifies potential impacts, mitigation strategies currently in place, emerging risks, and proposed additional mitigation approaches. In addition, the CEO or a senior vice president is assigned to every risk categorized as “new action required” or “mitigated with ongoing diligence”.

Management reports periodically to the board about the risks that have been identified and, at least once per year, presents to the board a summary of the ERC’s review of risk identification, management and reporting, and any deficiencies identified. The governance, nominating and corporate social responsibility committee reviews the risk oversight functions of the board and board committees to confirm that identified risk oversight is appropriately allocated. The audit committee also reviews

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Pembina’s corporate insurance program and coverage to ensure that appropriate insurance is in place for other insurable risks.

The ERM process also guides our materiality and disclosure decisions in relation to risks, based on the overriding principle that risks must be disclosed if they would most likely influence an investor’s decision to purchase securities of the company, and weighing both the probability of an outcome as well as the potential financial impact to the company. You can find a complete listing and explanation of our risk factors under the heading Risk Factors in our AIF, which can be found on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Cybersecurity risk oversight

Pembina’s cybersecurity strategy is a core responsibility of the board. Additionally, the safety, environment and operational excellence committee, on behalf of the board, oversees the development and implementation of the Operational Excellence Management System (OEMS) programs which deal with the monitoring and mitigation of risks, including cybersecurity.

To help ensure that all directors are versed in the rapidly evolving issue of cybersecurity, management updates the board on cybersecurity issues at each quarterly board meeting, which includes updates relating to the company’s security scorecard, device compliance, prevented cyber attack attempts, cyber incidents, cyber threat intelligence, phishing exercises and awareness, third party and supply chain risk, vulnerability management and assurance activities. Management also provides quarterly updates to the safety, environment and operational excellence committee on operational updates relating to cybersecurity.

In 2024, management formally briefed the board on cybersecurity matters at each regularly scheduled meeting and the safety, environment and operational excellence committee received regular reports on cybersecurity matters.

We have a robust program for identifying and mitigating cybersecurity risks, enhancing the skills of our people, our processes and technology. Pembina’s cybersecurity program aligns to the National Institute of Standards and Technologies Cyber Security Framework, a world-renowned framework for managing cybersecurity.

Three components form the core of our approach to cybersecurity:

Governance	Ongoing guidance to measure success and adherence to cyber best practices; routine training and testing of the workforce on cyber risks and appropriate behaviours.

Risk and Compliance	Focus on evolving regulatory requirements, management of Pembina’s third party(s) and supply chain risks; assurance that appropriate architecture, processes and controls are in place within Pembina’s operational technology and information system assets.

Security Operations	Continuous “around-the-clock” monitoring to identify potential vulnerabilities, irregular or threat activities as well as global trends and incidents; automatic response capabilities on technical platforms for protection on known threats and ongoing cyber-attacks; ongoing maintenance of cyber technology platforms and incident response activation capabilities.

We have cyber insurance and have not experienced an information security breach in the last three years.

Artificial intelligence risk oversight

As Artificial Intelligence (AI) is rapidly evolving, the board has a greater role for effective oversight in Pembina’s strategy and governance related to the risks and opportunities of AI. In support of the board’s understanding of the accelerating use of AI, training and related materials were made available to directors and the majority of the board attended a training session in May 2024 on emerging trends, key lessons and opportunities for applied AI. Additionally, the audit committee is responsible for overseeing the security of the company’s information assets, including the use of AI technology platforms, which is governed by the company’s acceptable use of information assets policy to develop, implement, and maintain appropriate safeguards to protect Pembina and its directors, officers, employees and other stakeholders.

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Sustainability and ESG

Pembina has taken a deliberate and robust approach to identifying our sustainability-related focus areas, using a third-party materiality assessment that included broad engagement with capital markets participants and other stakeholders. Through this process, Pembina has identified six sustainability focus areas: governance, energy transition and climate change, employee well-being and culture, health and safety, responsible asset management and Indigenous and community engagement.

Pembina’s climate-related and other ESG disclosures are developed using guidance from leading sustainability reporting standards, including the Sustainability Accounting Standards Board, and with reference to the recommendations of the Task Force on Climate-related Financial Disclosures. We are closely monitoring the ESG regulatory landscape for developments, including climate-related disclosure proposals and regulations from the SEC, state specific legislation and guidance from the Canadian Sustainability Standards Board and the Canadian Securities Administrators. The following is a summary of ESG highlights across our sustainability focus areas. A more detailed discussion on our overall sustainability strategy and performance is available in our 2023 Sustainability Report, which can be found on our website at www.pembina.com/sustainability/.

2024 ESG Progress

•  Designed a “30 by 30” roadmap to provide a line-of-sight towards meeting our decarbonization targets

•  Reached a positive final investment decision on the Cedar LNG project

•  Invested $12.1 million supporting nearly 400 organizations in our operating areas

•  Supported STEM camps in Indigenous communities across Alberta through DiscoverE

•  Conducted 20 safety culture workshops to align expected behaviors and actions for how work gets done across the business

Governance

Board oversight

The board oversees Pembina’s overall sustainability strategy, including the integration of ESG considerations into our long-term business planning, organizational structure and corporate policies and practices. At its annual corporate strategy sessions and quarterly meetings, the board regularly engages on ESG issues, including climate, through presentations by management and third-party experts.

The board has delegated the following ESG related responsibilities to its four standing committees.

Committee	ESG-related responsibilities

Governance, Nominating and Corporate Social Responsibility Committee

●   Responsible for Pembina’s corporate governance practices.

●   Oversees Pembina’s ESG strategy, including climate and other material topics, and makes recommendations to the board on the integration of ESG considerations into long-term business planning, organizational structure and corporate policies and practices.

●   Monitors, reviews and provides oversight of performance and reporting on ESG matters, including progress against Pembina’s emissions reduction targets.

●   Facilitates and provides education to the board, including on ESG matters.

●   Reviews ESG matters on a quarterly basis.

●   Responsible for overseeing risks related to corporate governance, disclosure, corporate social responsibility (including ESG matters) and assists the board in establishing appropriate risk oversight functions at the board and committee levels.

Safety, Environment and Operational Excellence Committee

●   Oversees the development, implementation and monitoring of risks, policies and procedures related to process safety and occupational health and safety, environment, operational excellence, asset integrity management, corporate security and cybersecurity.

Human Resources and Compensation Committee

●   Provides oversight of Pembina’s approach to director compensation, employee wellness, employee compensation, executive performance and compensation, executive succession planning and corporate EDI.

●   Focuses on sustainability and climate by including ESG metrics in incentive plan design and compensation decisions for executives.

●   Monitors and oversees progress against Pembina’s EDI strategy and diversity targets.

Audit Committee	● Maintains oversight of the integrity of Pembina’s financial statements, the reporting process, the effectiveness of internal controls over financial reporting, and the internal audit function.

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Management’s role

Each member of our senior executive team is responsible for components of our sustainability strategy, including employee and contractor safety, environment and process safety, assessing and managing climate-related risks and opportunities, overseeing the development of strategic opportunities, enhancing organizational culture and diversity of our employee base and reporting to the board and/or one of its committees on ESG-related matters (including climate-related matters) on a quarterly-basis.

Senior executive	ESG-related responsibilities

President and Chief Executive Officer

●   Responsible for providing oversight and coordination of sustainability-related matters, including climate risks and opportunities, and for ensuring timely and effective reporting to the board and our stakeholders.

Senior Vice President and Chief Financial Officer

●   Responsible for overall financial stewardship, including assessing climate-related risks and opportunities, financial reporting as well as providing timely, accurate and transparent information to our stakeholders.

Senior Vice President, External Affairs and Chief Legal and Sustainability Officer

●   Responsible for overseeing Pembina’s ESG strategy, including oversight and monitoring of sustainability issues, risks, trends, and Pembina’s performance.

●   Provides recommendations to the executive team and board on sustainability matters.

●   Monitors and reports progress on Pembina’s emissions reduction targets.

●   Updates the ERC regarding ESG strategy and risks.

Senior Vice President and Corporate Development Officer	● Responsible for initiatives associated with extending Pembina’s value chain and exploration of new opportunities centered around a lower carbon economy, including new ventures.

Senior Vice President and Chief Operating Officer

●   Responsible for safe and reliable operations, business development and commercial services, operationalizing our ESG objectives (including asset decarbonization) and supporting our various OEMS strategies and programs.

Senior Vice President and Corporate Services Officer

●   Responsible for advancing Pembina’s ESG objectives by enhancing organizational culture and equity, diversity and sense of belonging of our employee base, strategic supply chain management and through support of our various OEMS strategies and programs.

Senior Vice President, Marketing and Strategy Officer

●   Responsible for overseeing Pembina’s strategy development and execution, including the evaluation of enterprise risks and sustainability-related factors, energy management, carbon markets, as well as managing the enterprise transformation portfolio that contributes to Pembina’s ESG performance.

Oversight of ESG by management is supported by our corporate governance policies, frameworks, and processes. Pembina’s capital project governance framework is subject to a risk-based and standardized set of project planning and management review requirements, emphasizing health and safety, environmental protection, Indigenous and community engagement, regulatory compliance and consideration of GHG emissions performance. Material ESG disclosures are reviewed by our disclosure committee, made up of our CEO and senior vice presidents, in alignment with our disclosure policy.

Energy transition and climate

We are committed to environmental leadership through responsible operation of our existing assets and investments in the energy transition. Our approach includes reducing operational emissions through technology and improved operating practices, increasing our use of renewable energy and advancing lower carbon investments all while delivering secure and affordable energy.

In 2021, Pembina set a target to reduce GHG emissions intensity by 30% by 2030, relative to 2019 baseline emissions. In support of this target, in 2024 Pembina implemented and sanctioned a number of decarbonization actions including equipment and process optimizations, engine upgrades, leak repairs and waste heat recovery upgrades. Additionally, the company realized scope 2 emissions reductions from carbon offset retirements linked to existing renewable power purchase agreements.

We remain focused on securing renewable energy supply through power purchase agreements (PPAs) to support the decarbonization of our electricity supply. Our first PPA, for the offtake of 100 MW of renewable energy power from the Garden Plains Wind Farm, went into commercial operation in August of 2023. Additionally, we expect the PPA for the third-party Wild Rose 2 Wind Farm to be operational in the fourth quarter of 2025. PPAs provide renewable energy to support grid decarbonization, and generate carbon offset credits that can be utilized for Alberta TIER compliance.

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In terms of our lower carbon investment projects, Pembina continues to develop the Alberta Carbon Grid (ACG) project in collaboration with TC Energy Corporation (TC Energy). The ACG is a carbon transportation and sequestration solution being designed to serve multiple customers and industries. The ACG Industrial Heartland project is the current focus — with the potential capability of transporting and storing up to 10 million tonnes of CO2 annually when fully developed. Additionally, Pembina and the Haisla Nation announced a positive final investment decision (FID) in June 2024 for Cedar LNG — a floating LNG facility in Kitimat, British Columbia, within the traditional territory of the Haisla Nation. Cedar LNG is the world’s first Indigenous majority-owned LNG project and will provide unprecedented opportunities for both the Haisla Nation and the region. The project is strategically positioned to leverage Canada’s abundant natural gas supply and deliver a lower-carbon energy option to global markets. Cedar LNG will be powered by renewable energy from BC Hydro, making it one of the lowest emitting LNG facilities in the world.

Indigenous and Tribal relations

Pembina’s Indigenous and Tribal relations policy governs how we approach our engagement with Indigenous and Tribal communities, recognizing and respecting the spirit and intent of the United Nations Declaration on the Rights of Indigenous Peoples as a framework for Reconciliation within the context of the Canadian Constitution, existing laws and jurisprudence on Indigenous and treaty rights. Our five-year Indigenous Engagement Strategy, launched in 2022, outlines Pembina’s Path to Reconciliation, in alignment with the Truth and Reconciliation Commission of Canada Calls to Action. Our strategy was developed with input from Indigenous communities and employees across our business, and is focused on four directions:

•

Cultural appreciation: providing Indigenous cultural awareness training and educational opportunities for Pembina senior leadership and employees, while recognizing there are many distinct Indigenous communities and Tribes with unique languages, cultures, traditions, rights, priorities and protocols.

•

Lifecycle alignment: building, maintaining and formalizing long-term relationships with Indigenous and Tribal communities near our projects and operations, and embedding Indigenous inclusion and engagement in governance, internal policies, standards and processes for decision making.

•

Economic reconciliation: supporting equitable access to jobs, training and education opportunities, and working with Indigenous communities to gain long-term sustainable benefits from economic development projects. This also ensures procurement opportunities are available to Indigenous contractors within Pembina’s asset areas.

•

Community development: creating long-term community relationships and collaboratively identifying sustainable partnerships based on community needs and opportunities in alignment with Pembina’s community investment pillars.

Employee well-being and culture

Cultivating a positive employee experience and promoting a diverse and inclusive environment where our employees feel engaged, recognized and empowered is foundational to being an employer of choice.

Pembina has established EDI targets for our board and executive team, which aim to increase the representation of women and other underrepresented groups. See page 41 for a discussion of our executive targets and our progress as at December 31, 2024 and page 45 for a discussion of our board targets and our progress as at the date of this circular.

We are creating a culture where all employees feel valued and recognized through initiatives such as inclusion networks and employee led panel discussions with an emphasis on Indigenous culture and reconciliation, mental health, Pride and 2SLBGTQ+ community, disability awareness and exploring traditional gender norms and promoting positive change. See page 41 for a discussion of these initiatives.

Health and safety

Safety performance is one of Pembina’s core values, and is included in our company-wide short-term incentive plan. Our safety program is designed to drive continuous improvement and enhance safety performance through measurement, monitoring, risk management, and corrective actions.

Pembina’s priority is to continue our focus on reducing serious injuries or fatalities (SIF) and potential serious injuries or fatalities (PSIF) events. In 2024, our combined employee and contractor SIF rate decreased by 9% and our PSIF rate decreased by 30% compared to 2023. Our leadership team is committed to enhancing safety culture and validating safety requirements, particularly in the field, where highest hazard work occurs. In support of this, our leaders conducted over 29,000 leadership engagements throughout the year. These engagements served to reinforce our dedication to the safety of

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our employees and contractors, emphasizing the critical role of human factors and performance in maintaining a safe work environment.

Executive succession planning and diversity

Executive succession planning

The board has developed a position description for the CEO, outlining the scope and responsibilities of the role.

The board is responsible for evaluating and appointing the CEO and the senior vice presidents. It also reviews succession plans for the CEO, senior vice presidents and other executives, taking into consideration recommendations by the human resources and compensation committee. The CEO also meets with the human resources and compensation committee at least once per year to discuss succession plans and to review succession candidates for the CEO and senior vice president positions. Emergency successors for business continuity are identified for each executive position and are reviewed every year.

Our succession planning and recruitment programs have incorporated processes to ensure that there is identification of a qualified and diverse candidate pool in support of having a diverse executive team. The executive team has formed a talent management committee that regularly reviews succession plans, identifies employees with high potential and ensures employee development is progressing as planned. Work is progressing on further formalizing and maturing enterprise talent review processes and implementing a formal assessment and development process for our executive leaders.

Equity, diversity and inclusion
The board oversees the company’s approach to EDI.

As part of our ongoing commitment to EDI, Pembina established diversity targets for our board and executive leadership.

In 2024, Pembina continued to exceed its targets for women in executive leadership, overall executive diversity, women on board and board diversity. The graph to the right outlines Pembina’s results against its board and executive leadership diversity targets as at December 31, 2024.

Pembina’s EDI stand

Pembina continues to progress EDI and to demonstrate its commitment to the company’s EDI stand: “We are committed to diversity, equal opportunity and ensuring our employees can thrive in an inclusive environment.”

In 2024, Pembina integrated Leadership Development and EDI, creating the newly formed ‘Culture, Inclusion and Leadership’ area. This integration furthers our commitment and investment in inclusion and solidifies the sustainment of inclusive practices in our organization through our leaders. It also acknowledges the fundamental role of inclusive leadership as a core driver for creating the conditions where all employees can achieve high performance through a sense of belonging.

Pembina continues to offer core EDI-based programs, such as: EDI Foundations learning sessions, Conversations for Change panels and Inclusion Networks and Acknowledgment Months. All of these are essential to employees’ increased understanding, awareness, and alignment with Pembina’s values. These programs continue to provide meaningful opportunities for employees to connect, to learn, and to share their experiences, and ultimately, contribute to building a culture of inclusion and belonging at Pembina.

In 2024, we created the Centering Employee Voices video series that highlights the unique voices and experiences of Pembina employees. This video series is a complement to Conversations for Change and supports Culture and Inclusion’s strategic outcome of cultivating an inclusive and safe workforce. In the videos, employees share how inclusion is important to building a successful, safe work environment. In 2024, we heard from employees from Channahon, IL to Redwater, AB and the video series was viewed over 1,900 times. We also launched an Indigenous Inclusion learning

(1) Women in Executive and Executive Diversity metrics are in respect of Pembina’s Canadian and U.S workforce and includes CEO, Senior Vice President and Vice President level positions
(2) Women on Board and Board Diversity metrics are in respect of independent directors of the Board.

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module to support Pembina’s commitment to inclusion for Indigenous employees, partners and communities. This module was taken by 395 employees in 2024, including Pembina’s Executive Leadership to honour and demonstrate their commitment to National Day for Truth and Reconciliation. Pembina also invested in bringing the members of the Indigenous Inclusion Network to Calgary in September to honour National Day for Truth and Reconciliation.

Pembina recognized many important topics in 2024 through various engagement opportunities, supported by our Inclusion Networks. These included: Black History Month, International Women’s Day, Pride and the 2SLBGTQ+ community, Indigenous People’s Day, National Day for Truth and Reconciliation, Multicultural Awareness Day, and Men’s Mental Health.

Financial management and reporting

The board is responsible for:

●	approving our financial statements and the accompanying MD&A and earnings press releases;

●	reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business;

●	approving our annual operating and capital budgets and financing plans and strategies; and

●	approving decisions to participate in the capital markets and all significant changes to our accounting policies and practices.

The board also ensures that we have a robust system for tracking internal controls over financial reporting, compliance with the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), internal audit, fraud and auditing matters and responding to related complaints, including anonymous complaints we may receive from employees or others. You can read about the audit committee’s role in compliance and internal audit on page 52 and our whistleblower policy on page 34.

Compensation

Director compensation

The board is responsible for:

●	approving director compensation;

●

ensuring that director compensation is aligned with shareholder interests and adequately reflects the time commitment, scope of responsibilities and risks involved in being a director and market trends in director compensation;

●

working with the human resources and compensation committee to review from time to time the competitiveness of the compensation of our board members, board chair, committee chairs and committee members; and

●	working with independent external advisors that review director compensation and provide objective advice.

Executive compensation

Director and Executive compensation

The human resources and compensation committee reviews and recommends compensation for directors, the CEO and senior vice presidents. You will find a full list of that committee’s activities in 2024 starting on page 55.

All decisions about compensation of the CEO and senior vice presidents must be approved by the board.

The board works with the human resources and compensation committee and independent external advisors retained by the committee, to determine compensation for our CEO and senior vice presidents, including variable compensation.

You can read more about our approach to compensation governance, the role and responsibilities of the human resources and compensation committee and how we compensate our executives starting on page 61.

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Shareholder engagement and communicating with the board

The board engages with shareholders through accurate and consistent public reporting, as well as open dialogue about our strategy, performance and business activities. We provide ongoing information to our shareholders in our annual reports, management information circulars, annual information forms, quarterly reports, news releases, sustainability reports, website, corporate presentations, earnings calls and at industry conferences and other meetings. Management hosts earnings calls every quarter that are open to all, with a live webcast and question and answer period. Our annual shareholders meetings are webcast live (this year’s meeting is virtual-only), and all shareholders and duly appointed proxyholders have an equal opportunity to participate and ask questions during the meeting. Guests have an opportunity to ask questions during the live question and answer sessions held following our annual meetings.

Our shareholder engagement program is formally set every year, and follows a consistent pattern of investor conferences, management road shows, industry-specific conferences, one-on-one meetings, and site tours.

We also ask investors for feedback at all engagement opportunities, as well as by email and by telephone, and our investor relations group has formal and informal interactions with shareholders about specific questions. Occasionally, members of the board, including the chair, will participate in these activities with management. Management regularly provides the board with feedback from our shareholders, both about our company and about more general themes related to our industry.

2024 highlights Pembina engaged in approximately 250 unique meetings with shareholders, including participation in 14 investor conferences and road shows across Canada, the U.S., Asia, and Australia.

Disclosure policy

Pembina is committed to providing material information to shareholders and the public in a timely, accurate and balanced fashion. We have a disclosure policy that applies to all directors, executives, employees and any other person authorized to speak on our behalf, that sets out our procedures for timely dissemination of material information to the public. We also have a disclosure committee made up of the chief executive officer and our senior vice presidents who are responsible for reviewing and approving all material disclosure before it is released publicly. We regularly review our disclosure policy and update it as appropriate.

Contacting the board

Our directors are available to meet directly with shareholders, as appropriate. Interested parties can contact our board at the address below. Certain board members also attend our annual shareholders meetings and are available to respond to questions and receive feedback from investors.

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

boardchair@pembina.com

Shareholders can also contact our investor relations department any time, by email (investor-relations@pembina.com), phone (1-855-880-7404) or letter at the address below.

Investor Relations Department

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

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About the Board of Directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and to represent the long-term interests of our stakeholders.

Independence

The board assesses the independence of directors annually and on appointment using independence criteria that meet or exceed the following standards:	Independent board 10 of the 11 nominated directors are independent. Mr. Burrows is not independent because he is Pembina’s CEO.
● National Policy 58-201 – Corporate Governance Guidelines;
● National Instrument 52-110 – Audit Committees;
● SEC rules and regulations;
● Sarbanes-Oxley Act; and
● TSX and NYSE rules.

Such independence criteria is described in detail in our director independence guidelines, which you can find on our website (www.pembina.com).

Our director independence guidelines and corporate governance guidelines require all directors who sit on the audit committee, human resources and compensation committee, and governance, nominating and corporate social responsibility committee, to be independent directors.

In-camera sessions

The board meets in-camera without non-independent directors and management present at each regularly scheduled board meeting and as necessary at non-regularly scheduled meetings to facilitate regular, open and candid discussion among the independent directors.

In 2024, our independent directors met separately in-camera at all board and committee meetings.

About the board chair

The board chair is appointed by the directors for a term of one year. Our corporate governance guidelines require that the board chair be independent. Our board chair, Henry W. Sykes, is independent and has been chair since January 2023.

The board has written position descriptions for the board chair and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board. The board chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments, communities and the public. The roles of board chair and CEO have been separate since we went public in 1997.

The board chair is expected to provide leadership to the board and foster effective, responsible decision-making, including overseeing board direction and administration, and board and individual director effectiveness.

The board, in consultation with the governance, nominating and corporate social responsibility committee, appoints the chair of each board committee.

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Corporate Governance – About the Board of Directors

Nomination of new directors

The board reviews its composition annually, considering diversity, specific skills, tenure and the experience required on the board. The board looks at director nomination dynamically, recognizing that the skills the board needs will change over time as the company and the industry evolve. The goal is to ensure that the board remains effective, experienced and well-balanced.

The board considers new director candidates based on merit with regard to the benefits of diversity on the board, and with a view to the specific targets set out in the board diversity section below. The board also considers diversity of age, geography, skills, knowledge and experience in its selection process.

The governance, nominating and corporate social responsibility committee looks to several sources to identify new candidates, including outside search firms, and recommends new director candidates to the board for approval. The board proposes the final list of nominated directors to shareholders at each annual meeting of shareholders.

The governance, nominating and corporate social responsibility committee and the board look for director candidates who are inquisitive and objective, have practical wisdom and mature judgment. Potential candidates are identified based on competencies, skills, education, communication and interpersonal skills, and relevant business, government and civic experience. The governance, nominating and corporate social responsibility committee and the board also consider the board’s skills matrix, to make sure board composition and diversity remain balanced. To make sure the process is impartial, the board takes into consideration any potential conflicts of interest and relationships between candidates and existing directors. The board also considers whether the candidates can devote enough time to their duties as a director and reviews and consults with the board chair and the CEO to gather their input before proposing the nominated directors to shareholders.

Potential candidates are interviewed extensively by members of the governance, nominating and corporate social responsibility committee, and other members of the board.

Board diversity

The board recognizes the importance of director diversity and has a written diversity policy that serves as a framework for promoting diversity of all kinds. In 2020, the board amended its board diversity policy to adopt diversity targets. The board will consider new director candidates based on merit with regard to the benefits of diversity on the board, and with a view to the following diversity targets:

●  female and male genders to each represent at least 30% of the independent directors on the board; and

Representation
The board exceeds its diversity targets under the board diversity policy:
50% of the independent director nominees are women

●  at least 40% of independent directors represented by Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities and women.

The board currently exceeds the foregoing diversity targets, along with its targets for women in executive leadership and overall executive diversity. See page 41.

60% of the independent director nominees are represented by Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities and women

Five of the director nominees are women and two nominees self identify as a member of a visible minority. We have also improved the board’s geographic, educational, experience, and age diversity over time.

In line with the objectives of the board diversity policy, the governance, nominating and corporate social responsibility committee aims to achieve diversity on the board when identifying, selecting and recommending nominees for election, while balancing the professional qualifications required of our directors. In its annual assessment of board composition and mix of skills, the governance, nominating and corporate social responsibility committee also looks at how effective our board diversity policy is at building board diversity, considering the skills required on the board at that time.

The governance, nominating and corporate social responsibility committee and the board are specifically committed to identifying candidates who will advance the board’s diversity targets and considers all aspects of diversity when assessing matters related to board composition and renewal. The board selects candidates based on the overall mix of skills and attributes, with a commitment to diversity.

Pembina Pipeline Corporation • 2025 Management Information Circular	45

Corporate Governance – About the Board of Directors

Age and tenure

We do not have a formal policy imposing term limits on directors. Our priority is to assemble a board that has the right mix of skills and experience to provide strong stewardship. While the board recognizes that a longer serving director can make a growing contribution to the board over time, it balances experience with some turnover to generate fresh ideas and perspectives on various issues and our business in general. Directors are ordinarily required to retire from our board and not stand for re-election once they have turned 72. The board may, however, deviate from this practice if it determines it is in the best interests of the company.

65.7
average age of our independent director nominees
7.4 years
average tenure of our independent director nominees

Location

Pembina operates in Canada and the U.S., so it is important to have directors with experience in these markets. Seven of our director nominees are located in Canada, and four are located in the U.S. Aside from geographical location, we have several directors with relevant experience in both markets as well as internationally.

Skills and experience

The board regularly evaluates the competencies and skills of the directors against the competencies and skills identified as necessary for proper oversight, effective decision-making and fulfilling its mandate.

It is our goal to ensure the board has a prudent mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable number of directors to facilitate productive discussion and decision-making. The board uses a skills matrix to identify and evaluate the experience and knowledge of the directors, and to identify potential areas to focus on when recruiting new director candidates. The governance, nominating and corporate social responsibility committee maintains the matrix and reviews it regularly.

The table on the next page shows the mix of experience and knowledge of our nominated directors. We include each director’s self-assessment of their previous experience and functional expertise, which they rank at one of three levels based on criteria specific to each category. For clarity, the Sustainability/ESG area of functional expertise in the table includes climate expertise.

In addition to the skills and experience noted in the table on the next page, each of the directors also has other relevant board experience. Also see the profiles of the nominated directors starting on page 19 for details regarding each nominee’s experience and education.

Pembina Pipeline Corporation • 2025 Management Information Circular	46

Corporate Governance – About the Board of Directors

Attendance and active participation

We have a very committed group of directors and are proud to report that our directors attended all board and committee meetings for which they were called for in 2024. Directors are expected to attend all board meetings and all of their respective committee meetings unless there is an unavoidable conflict or other extenuating circumstance. Attendance is monitored by the governance, nominating and corporate social responsibility committee and is managed by the board chair.

100% meeting attendance in 2024

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Currently, none of our independent directors serve on more than two committees, which allows them to fully participate and meet their obligations to the board. Independent directors have a standing invitation to attend all committee meetings whether or not they are a member.

The table on the next page includes details of director meeting attendance in 2024.

Pembina Pipeline Corporation • 2025 Management Information Circular	47

Corporate Governance – About the Board of Directors

			Total 2024 Committee meetings[1]

	2024 Board meetings[1]		Audit	Governance, nominating and corporate social responsibility	Human resources and compensation	Safety, environment and operational excellence	Total 2024 committee meetings

H. Sykes[2]	7 of 7	100%

A. Ainsworth	7 of 7	100%		4 of 4		5 of 5	9 of 9	100%

J.S. Burrows[3]	7 of 7	100%

C. Carroll[4]	7 of 7	100%			4 of 4	5 of 5	9 of 9	100%

A. Cowan[5]	1 of 1	100%	N/A					100%

A. Dutra	7 of 7	100%	4 of 4	4 of 4			8 of 8	100%

M. Howe[6]	7 of 7	100%	4 of 4	4 of 4			8 of 8	100%

G. Kerr[7]	7 of 7	100%	4 of 4	4 of 4			8 of 8	100%

D. LeGresley[8]	7 of 7	100%		4 of 4	4 of 4		8 of 8	100%

A. Mah[9]	7 of 7	100%	4 of 4		4 of 4		8 of 8	100%

L. O’Donoghue	7 of 7	100%	4 of 4			5 of 5	9 of 9	100%

B. Rubin	7 of 7	100%			4 of 4	5 of 5	9 of 9	100%

Total		100%	100%	100%	100%	100%		100%

[1]	Attendance reflects all meetings of the board and/or relevant committee(s) which each individual was called for while a director in 2024.
[2]	Mr. Sykes has been the board chair since January 1, 2023 and does not sit on any committees of the board.
[3]	As Pembina’s CEO, Mr. Burrows does not sit on any committees of the board.
[4]	Chair of the safety, environment and operational excellence committee since May 7, 2021.
[5]

Mr. Cowan was appointed as a director and as a member of the audit committee on December 3, 2024. Mr. Cowan attended all meetings of the board of directors held since his appointment, and the audit committee did not meet following his appointment.

[6]	Chair of the audit committee since May 7, 2021.
[7]	Mr. Kerr will not stand for re-election and will retire from the board following our 2025 annual meeting of shareholders.
[8]	Chair of the governance, nominating and corporate social responsibility committee since January 1, 2023.
[9]	Chair of the human resources and compensation committee since November 2, 2023.

Orientation and continuing education

The governance, nominating and corporate social responsibility committee is responsible for overseeing the director orientation process and for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

●	corporate governance guidelines;

●	director independence guidelines;

●	board diversity policy;

●	majority voting policy;

●	board and committee charters;

●	position descriptions for the board chair, committee chairs and the CEO;

●	committee composition;

●	key corporate policies;

●	organizational charts and constating documents;

●	recent disclosure and investor materials;

●	strategic plan; and

●	other relevant corporate and board information.

New directors attend orientation sessions and one-on-one meetings with key executives to familiarize themselves with our values, business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities. New directors may also be invited by other directors, executives and business unit leaders to tour specific sites.

Pembina Pipeline Corporation • 2025 Management Information Circular	48

Corporate Governance – About the Board of Directors

Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business. All of our directors are members of the Institute of Corporate Directors and the company pays the cost of this membership. The board also encourages individual directors to attend continuing education sessions and contributes to the cost of attending these courses.

We also periodically provide educational sessions about our business, our industry and emerging trends and issues. These educational sessions are usually held during scheduled board and committee meetings, and include:

●

annual briefings, which typically include reviews of the competitive environment, our five-year or ten-year financial outlook, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Annual briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed;

●	regular briefings on ESG, climate and cybersecurity developments and updates;

●	regular briefings on corporate governance developments and emerging best practices; and

●	presentations from time to time by external consultants about general industry trends, other issues or other topics of interest.

Open communication between the board and management contributes to our long-term success. Annually, directors connect with our executives in an informal social setting to build relationships, establish trust and open the lines of communication. The corporate secretary annually compiles a list of all continuing education taken by the directors. The table below shows the education sessions our directors attended in 2024 that were facilitated by Pembina. Individual directors may also attend other independent education sessions or sessions sponsored by other companies where they serve as a director.

Date	Description	Presented by	Attendees

February	Government Policy 101	Pembina management and external advisor	All independent directors

May	GenAI of emerging trends in AI and machine learning technology and key lessons and opportunities for applied AI	External advisor	Henry Sykes Scott Burrows Ana Dutra Maureen Howe Gordon Kerr	Andy Mah Leslie O’Donoghue

May	Introduction to Indigenous awareness	Pembina management	All directors

August	Marketing overview	Pembina management and external advisor	Henry Sykes Scott Burrows Ana Dutra Maureen Howe	Gordon Kerr Andy Mah Leslie O’Donoghue

August	Mental health in the workplace	External advisor	All directors

November	Canadian regulatory overview	External advisor	All directors

November	SEC & PCAOB Regulatory Insights	External advisor	Henry Sykes Anne-Marie N. Ainsworth J. Scott Burrows Cynthia Carroll Ana Dutra	Maureen Howe Gordon Kerr Andy Mah Leslie O’Donoghue

November	Overview of Pembina’s D&O insurance program, the D&O insurance market and trends	Pembina management and external advisor	Henry Sykes Anne-Marie N. Ainsworth Scott Burrows Ana Dutra	Maureen Howe Gordon Kerr David LeGresley

December	New director orientation	Pembina management	Alister Cowan

December	Energy market, policy and geopolitical outlook	External advisor	All directors

Pembina Pipeline Corporation • 2025 Management Information Circular	49

Corporate Governance – About the Board of Directors

Serving on other boards

We recognize the significant commitment involved in serving on a board of directors and the value and experience gained from serving on other boards.

Our corporate governance guidelines limit the number of public company boards our directors can serve on. Any directors who hold executive positions with public companies can serve on one public company board in addition to Pembina’s board. All other directors can serve on up to three public company boards in addition to Pembina’s board. Directors who are members of the audit committee can only serve as a member of an audit committee of two other companies.

Board independence

The governance, nominating and corporate social responsibility committee has reviewed the outside boards our director nominees currently serve on and has determined that they do not affect the board’s independence or its ability to operate effectively.

The board can allow a director to serve on additional boards if it determines that this would not impair the director’s independence or ability to effectively serve on the board and will disclose it in the circular and AIF. Directors who want to serve on the board, or as an executive, of another publicly traded company must notify the chair of our governance, nominating and corporate social responsibility committee before accepting the nomination or appointment. The chair of the governance, nominating and corporate social responsibility committee, together with the board chair, will determine whether accepting the nomination or appointment would compromise the director’s availability or capacity to act as a director of Pembina, or result in an actual or perceived conflict of interest. None of our current directors serve on more than three other public company boards.

The board regularly reviews the other directorships of its directors in accordance with our corporate governance guidelines, including board and committee interlocks — when two or more directors serve together on another company board or board committee. When there is an interlock, the board, together with the governance, nominating and corporate social responsibility committee, will review and decide whether a director should continue to serve on our board. In all cases, a director must not serve on the boards of directors of more than two other companies on which a fellow director also serves. As set forth in the table below, there is currently one public company board and committee interlock. The board has determined that the ability of these directors to act independently is not affected by serving together on these boards. There are currently no private company interlocks.

Company	Stock Exchange Listing	Director Nominees	Committees

Methanex Corporation	TSX; NASDAQ	Maureen E. Howe	Corporate governance (chair); audit, finance and risk

		Leslie A. O’Donoghue	Audit, finance and risk; human resources

Board and committee evaluation

Regular board assessments are important to confirm that the board, the board chair, the committees, the chairs of each committee and individual directors are all performing effectively, based on the expectations set out in the board and committee charters and position descriptions, and to encourage continuous improvement.

Annual process

We complete an assessment of the board once per year as formally required in our corporate governance guidelines. The board chair, in conjunction with the governance, nominating and corporate social responsibility committee, leads the annual assessment, with input from all directors. Each director completes a formal questionnaire every year, which is currently divided into five categories: board responsibility and effectiveness, board operations, board composition and renewal, committee of the board and open-ended questions. Each director also evaluates the effectiveness and performance of the board chair and their fellow directors. The board chair also conducts one-on-one interviews with each director on an annual basis. After the results of the questionnaires and meetings are compiled, the governance, nominating and corporate social responsibility committee and the board discuss the results, in-camera, if appropriate.

In-depth review

Our corporate governance guidelines require the board to engage a third-party advisor to assist in the evaluation and assessment of the board, its committees, the board chair and the committee chairs at least once every three years. An external advisor was engaged in 2023 to help facilitate the board and individual director effectiveness evaluation and peer reviews. The governance, nominating and corporate social responsibility committee considers this evaluation as part of its discussions on board, committee and director effectiveness.

Pembina Pipeline Corporation • 2025 Management Information Circular	50

Corporate Governance – Board Committees

Board Committees

The board has four standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

●	audit committee;

●	governance, nominating and corporate social responsibility committee;

●	human resources and compensation committee; and

●	safety, environment and operational excellence committee.

Each committee is governed by a written charter that is approved by the board and reviewed and assessed every year by the committees themselves, the governance, nominating and corporate social responsibility committee and the board. All of the directors that serve on the board committees must be independent, except for our safety, environment and operational excellence committee, which must be comprised of a majority of independent directors.

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and adjusts committee membership periodically. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members required by its charter. The board chair is not a member of any standing committee but attends most committee meetings to fulfil his duty in providing leadership to the board in matters relating to the effectiveness of each of the committee’s responsibilities.

The board may also, from time to time, establish ad hoc committees to address specific issues that emerge or assume tasks not covered by the standing committees and for a specific period of time.

You can find the committee charters for our standing committees online at our website (www.pembina.com) and read about the nominated directors starting on page 19 of this circular.

Pembina Pipeline Corporation • 2025 Management Information Circular	51

Corporate Governance – Board Committees

Audit committee

The audit committee is responsible for overseeing:

●	the integrity of Pembina’s financial statements, the reporting process and internal controls over financial reporting;
●	the relationship, reports, qualifications, independence and performance of the external auditor;
●	the internal audit function;
●	financial risk identification, assessment and management program;
●	compliance with legal and regulatory requirements related to financial reporting and controls;
●	management information technology related to financial reporting and financial controls; and
●	maintenance of open lines of communication between management, the external auditors, the internal auditors and the board.

The committee meets quarterly with management, the internal auditors, and the external auditors together, as well as separately, with the internal auditors and the external auditors without management present. The audit committee met four times in 2024. All meetings included in camera sessions without management present.

You can find more information about the audit committee under the heading Audit Committee Information in our AIF on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Members	Maureen E. Howe (chair)	Gordon J. Kerr[1]
	Alister Cowan	Andy J. Mah
	Ana Dutra	Leslie A. O’Donoghue

Alister Cowan, Maureen E. Howe and Gordon J. Kerr are financial experts, and all of the members are financially literate under U.S. and Canadian securities laws. For further details regarding the audit committee members’ education and experience, see their respective profiles in the About the Nominated Directors section of this circular, beginning on page 19.

Independence	100%

Each of the six directors are independent within the meaning of National Instrument 52-110 — Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the TSX and the NYSE.

2024 membership changes	Alister Cowan joined the committee on December 3, 2024.

Qualifications	Committee members must:
● be an accountant or have financial experience or accreditation, or both
● be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements

Key responsibilities	Financial statements, reporting process and internal controls over financial reporting
● reviewing annual and quarterly consolidated financial statements, MD&A, the earnings press releases and other financial disclosure, and recommending them to the board for approval

●   reviewing significant financial reporting issues, changes in accounting policies, key estimates and judgments, internal control updates, unresolved issues between management and the external auditor, and whistleblower complaints

● reviewing our internal controls over financial reporting under the Sarbanes-Oxley Act compliance

External auditor
● overseeing the relationship, reports, qualifications, independence and performance of the external auditors and audit services by other registered public accounting firms Pembina has engaged
● overseeing and recommending the audit plan and related fees

Internal audit

●   overseeing the internal audit function, including the review of the internal audit function, approval of the internal audit plan, review of internal audit performance, ensure there are no unjustified restrictions and review/concur in the appointment/dismissal of the Head of Internal Audit, and meet separately with the Head of Internal Audit to discuss certain matters

Financial risk management
● discussing governance guidelines and policies for risk assessment and management of areas outlined in the audit committee charter
● developing or overseeing the development of these guidelines and policies

Pembina Pipeline Corporation • 2025 Management Information Circular	52

Corporate Governance – Board Committees

2024 Highlights	Committee charter and education
● reviewed and updated the audit committee charter
● attended professional development sessions on topics relating to emerging trends in AI, marketing overview and SEC & PCAOB regulatory insights
● assessed ongoing professional development requirements
Financial reporting and tax

●   reviewed changes in accounting policies and significant financial reporting considerations including, but not limited to, contingencies, estimates and judgments applied and significant provisions for consolidated financial statements and non-GAAP measures

● reviewed annual, quarterly and consolidated financial statements, MD&A, earnings press releases and other financial disclosures
● reviewed and approved various accounting and governance related board policies
External auditor oversight
● recommended the 2024 external auditor audit engagements, audit plans and fees to the board
● reviewed and approved non-audit services to be provided by the external auditor
● reviewed the quarterly audit findings reports provided by the external auditors
Internal audit functional oversight
● reviewed and approved changes to the internal audit charter
● approved changes made to the annual internal audit plan
● reviewed highlights and key findings of internal audit reports issued
● monitored internal controls over financial reporting program progress and review of outcome
● held in-camera discussions with Head of Internal Audit, who oversaw internal audit
Compliance, financial risk and other oversight
● reviewed the ERC’s hedging recommendations
● approved the following policies and annual updates:
- whistleblower, acceptable use of information assets and information management, market risk policies
- reviewed corporate insurance program and coverage
- monitored funding exposure and oversight of the pension plans

1 Mr. Kerr will not stand for re-election and will retire from the board following our 2025 annual meeting of shareholders.

Pembina Pipeline Corporation • 2025 Management Information Circular	53

Corporate Governance – Board Committees

Governance, nominating and corporate social responsibility committee

The governance, nominating and corporate social responsibility committee is primarily responsible for helping the board develop, implement and monitor Pembina’s corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems. The committee met four times in 2024. All meetings included in camera sessions without management present.

Members	David M.B. LeGresley (chair)	Maureen E. Howe

	Anne-Marie N. Ainsworth	Gordon J. Kerr[1]

Ana Dutra

Independence	100%

2024 membership changes	None
Qualifications	● governance committee of other public companies
● legal, compliance or regulatory background
● chief executive officer or senior executive experience

Key responsibilities	Board governance
● reviewing and recommending board size and composition
● overseeing director orientation, education and training
● monitoring potential conflicts of interest and other board appointments
● overseeing eligibility and selection criteria, including independence, financial literacy and diversity
● recommending director candidates for election to the board and appointment to board chair
● conducting and reviewing annual board, director and committee assessments

Compliance and disclosure
● overseeing corporate social responsibility/ESG
● monitoring best governance practices and our compliance with governance related laws and regulations
● approving our disclosure policy and overseeing our policies, procedures and the disclosure committee
● assisting the board in establishing appropriate risk oversight functions at the board and committee levels

2024 Highlights	Director succession
● reviewed and recommended changes to committee membership for 2024
● led the director recruitment and selection process for adding a new director nominee
● reviewed and recommended the appointment of Alister Cowan to the board
● reviewed outside board appointments

Corporate governance best practices
● reviewed and approved amendments to corporate policies
● reviewed and recommended changes to board and committee charters
● reviewed and recommended amended position descriptions for the board chair, committee chairs, and the CEO
● reviewed and recommended changes to the director independence guidelines and corporate governance guidelines ● reviewed the activities of the company’s disclosure committee
● assessed relationships between Pembina and each director and determined that each of our directors other than our CEO are independent
● reviewed and recommended directors to be designated as financially literate, financial experts and/or audit committee experts under applicable laws
● reviewed proxy advisor reports on 2024 information circular
● reviewed the director onboarding process and continuing education program for the directors

●   monitored recent developments, emerging trends and best practices in ESG, corporate governance and disclosure practices, including shareholder engagement trends, cybersecurity, improving shareholder voting participation and activist shareholder developments and trends

● reviewed director and officer insurance coverage

Evaluation of the board, board committees, chairs and individual directors
● assessed director independence and reviewed director relationships, commitments and interlocks
● completed and assessed the board’s effectiveness and performance as well as the performance and effectiveness of individual directors and the board committees

Public disclosure
● reviewed the information related to corporate governance in this circular

[1]	Mr. Kerr will not stand for re-election and will retire from the board following our 2025 annual meeting of shareholders.

Pembina Pipeline Corporation • 2025 Management Information Circular	54

Corporate Governance – Board Committees

Human resources and compensation committee

The human resources and compensation committee assists the board by providing oversight and direction on our people strategy, policies and programs, including EDI, staff attraction, engagement and retention, health and wellness, and compensation.

The committee reviews and recommends to the board approval of our compensation philosophy, oversees the development and administration of our compensation programs, and oversees executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation, succession and resource planning programs, and ensuring that appropriate risk mitigation actions are in place.

The committee reviews and recommends director compensation for approval by the board, recommends approval by the board of compensation for the CEO and senior vice presidents, and oversees compensation of the other executives.

You can read about how we compensate our directors starting on page 58 and our executives starting on page 61. You can find more information about compensation governance starting on page 65.

The human resources and compensation committee met four times in 2024. All meetings included in camera sessions without management present.

Members	Andy J. Mah (chair)	David M.B. LeGresley

	Cynthia Carroll	Bruce D. Rubin

Independence	100%

2024 membership changes	None

Qualifications	● executive or CEO experience
● human resources or compensation experience
● compensation committees of other public companies
● industry or sector experience
● financial or legal expertise

Key responsibilities	Compensation philosophy and approach
● reviewing and recommending compensation philosophy
● reviewing and recommending executive compensation program and incentive plans
● reviewing and recommending director compensation

Program oversight
● overseeing the People Strategy
● overseeing the equity, diversity and inclusion program
● overseeing the defined benefit, defined contribution and supplementary pension plans
● overseeing the employee health and wellness program
● reviewing compensation design, corporate objectives and executive performance targets
● reviewing employment agreements, severance and change of control arrangements for the CEO and senior vice presidents
● assisting the board in establishing and overseeing executive succession plans

Annual performance and compensation
● recommending individual elements of total compensation for the CEO and senior vice presidents
● reviewing and recommending the annual report on executive compensation and public disclosure
● reviewing and recommending performance goals for the short-term and long-term incentive plans

Compensation risk oversight
● ensuring executive compensation is aligned with our short- and long-term goals
● monitoring legal and stock exchange compliance

Pembina Pipeline Corporation • 2025 Management Information Circular	55

Corporate Governance – Board Committees

2024 Highlights	Program oversight
● appointed a new external advisor and approved the engagement, services and work plan
● reviewed and recommended for approval:
- Pembina’s short- and long-term incentive plans
- the compensation and performance peer groups
- changes to organizational design
- changes to share ownership guidelines
- changes to the committee’s charter
● updated the committee’s role and objectives to include oversight of the company’s People Strategy

Succession planning
● reviewed the executive succession plan and the executive development plan process

Annual performance and compensation
● recommended for approval:
- 2024 performance goals for the short-term incentive plan
- 2024 CEO objectives
- 2024 performance share unit (PSU) awards and PSU performance measures
- 2024 stock option awards
- 2025 senior vice president long-term incentive pay mix
● reviewed and recommended for approval 2023 corporate performance to determine 2023 short-term incentive payouts (paid in 2024)
● reviewed and recommended for approval the 2021 PSU multiplier for long-term incentive payouts (paid in 2024)
● reviewed and recommended for approval the budget for salary increases
● reviewed and recommended for approval an administrative amendment to the clawback policy

Public disclosure
● reviewed and recommended for approval the information related to compensation in the 2024 management information circular

Education
● received an overview of:
- compensation trends and executive compensation market analysis
- the company’s pension and benefits program
- the company’s People Strategy and Culture, Inclusion and Leadership Strategy including the EDI program
- received human resources updates

Pembina Pipeline Corporation • 2025 Management Information Circular	56

Corporate Governance – Board Committees

Safety, environment and operational excellence committee

The safety, environment and operational excellence committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our OEMS programs, including process safety and occupational safety, environment, asset integrity management, corporate security and cybersecurity. The committee also oversees our operational excellence and continuous improvement efforts and results.

The safety, environment and operational excellence committee met five times in 2024. All meetings included in camera sessions without management present.

Members	Cynthia Carroll (chair)	Leslie A. O’Donoghue
	Anne-Marie N. Ainsworth	Bruce D. Rubin

Independence	100%

2024 membership changes	None
Qualifications	● engineering or operations background
● legal, compliance or regulatory background

● chief executive officer or senior executive experience

Key responsibilities	Program and strategy development
● overseeing the development, implementation and operational audits of our OEMS program, management policies, programs, systems and practices

● reviewing our safety and environmental strategy
Risk management
● reviewing OEMS program risks and mitigation plans

● monitoring current, pending or threatened regulatory action by or against us

Regulatory compliance and public disclosure
● reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

2024 Highlights	Safety and environment measures
● reviewed and approved the 2024 safety and environment performance measures to be used across all divisions, incorporating both leading and lagging indicators

●   reviewed 2023 performance against targets and recommended for approval the safety and environment performance multiplier for the 2023 short-term incentive plan award to the human resources and compensation committee

OMS/OEMS programs
● reviewed strategy and approach to revising Pembina’s Operations Management System (OMS) program to the new OEMS program

● reviewed the results of management’s incident review panel related to all significant events

● reviewed technology initiatives being applied at Pembina to improve safety

● monitored emerging and material issues in safety, security and environment, including process safety, and security program requirements

● reviewed plans and progress towards improving contractor safety performance

● reviewed and monitored corporate and cybersecurity programs in 2024 reviewed management’s 2024 work plans for asset integrity inspection and repairs
Operational excellence
● reviewed corporate efficiency and effectiveness plans and results

Pembina Pipeline Corporation • 2025 Management Information Circular	57

Corporate Governance – Director Compensation

Director Compensation

We pay non-executive directors an annual retainer (in cash and equity) and additional amounts for committee memberships and chairing committees. This compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
•	aligns the near- and long-term interests of directors with those of our shareholders; and
•	is competitive with the market.

Mr. Burrows is compensated in the role of CEO and does not receive director compensation.

Director compensation package

The table below shows our director fee schedule for 2024 and 2025. The human resources and compensation committee did not recommend a fee increase in 2024; however, the committee recommended an increase to the annual retainer for the board chair and members of the board effective in 2025 to align our director compensation with our philosophy of targeting the median of our director compensation peer group.

		2024 ($)	2025 ($)

Board chair	Annual retainer	475,000	495,000

Board member	Annual retainer	248,250	260,000

Committees	Audit committee chair retainer	28,500	28,500

	Human resources and compensation committee chair retainer	22,500	22,500

	Other committee chair retainer	17,500	17,500

	Audit committee member retainer	15,000	15,000

	Other committee member retainer	12,500	12,500

To help ensure they can meet their share ownership requirements within five years of joining the board, directors are required to take at least 50% of their total compensation as equity until they have met their share ownership requirements. Directors may elect to take up to 100% of their total compensation as equity. The rest of the compensation is paid in cash, quarterly in arrears.

The equity portion of director compensation is paid in deferred share units (DSUs) under our deferred share unit plan. A DSU is a notional share that has the same value as one common share. The value of DSUs changes with our share price and therefore have the same upside potential and downside risk as our common shares. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs vest when they are credited to the director’s account but are paid out only after the director retires from the board (and must be redeemed within one year of retirement). The amount the director receives on redemption is calculated by multiplying the number of DSUs they hold (including credited dividend equivalents) by the weighted average trading price of common shares on the TSX for the last five trading days before the termination date.

Compensation in line with our peers

To ensure we can attract and retain talented directors, we compensate our directors in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The human resources and compensation committee engages outside consultants every year to compare our director compensation practices and levels with companies with which we compete for talent. The director compensation peer group is the same peer group used for the named executive compensation peer group for 2024 (see page 69 for a list of the peer companies and a discussion of the selection process).

Pembina Pipeline Corporation • 2025 Management Information Circular	58

Corporate Governance – Director Compensation

Building equity ownership

Pembina has director share ownership requirements because we believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning equity.

Non-executive directors must own three times their annual board retainer in Pembina equity. Common shares and DSUs (including the DSUs they accrue as dividend equivalents) can be used to meet the share ownership requirement.

New directors must meet the share ownership requirement within five years from the date of their appointment. The table below shows the equity holdings of non-executive directors as of March 20, 2025. As of that date, all current directors were in compliance with, or on track to meet, their respective share ownership requirement.

As at March 20, 2025, non-executive directors as a group beneficially owned, directed or controlled 209,853 common shares and 349,815 DSUs with a combined value as of March 20, 2025 of $31,649,231.

	Number of common shares	Value of common shares[1] ($)	Value of DSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership requirement ($)	Meets share ownership requirement

Henry W. Sykes (2024 Chair)	17,290	977,750	1,970,485	2,948,234	1,485,000	yes

Anne-Marie N. Ainsworth[3]	26,861	1,518,936	2,623,128	4,142,121	1,117,818	yes

Cynthia Carroll[3]	0	0	1,304,948	1,304,948	1,117,818	yes

Alister Cowan	11,671	659,995	146,973	806,969	780,000	yes

Ana Dutra[3]	0	0	719,146	719,146	1,117,818	on track	[4]

Maureen E. Howe	27,000	1,526,850	865,441	2,392,291	780,000	yes

Gordon J. Kerr	10,400	588,120	3,071,909	3,660,029	780,000	yes

David M.B. LeGresley	48,864	2,763,259	3,156,904	5,920,163	780,000	yes

Andy J. Mah	12,180	688,779	344,616	1,033,395	780,000	yes

Leslie A. O’Donoghue	35,588	2,012,501	4,052,203	6,064,705	780,000	yes

Bruce D. Rubin[3]	20,000	1,131,003	1,526,285	2,657,287	1,117,818	yes

[1]	Calculated using $56.55 per share (the closing price of our common shares on the TSX on March 19, 2025).
[2]	DSU value is estimated at $56.55 per share (the closing price of our common shares on the TSX on March 19, 2025). Includes DSUs that accrue as dividend equivalents.
[3]

Ms. Ainsworth, Ms. Carroll, Ms. Dutra and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. To be consistent with the guidelines, Ms. Ainsworth’s, Ms. Carroll’s, Ms. Dutra’s and Mr. Rubin’s equity ownership requirements are also in U.S. dollars and converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.4331 on March 19, 2025. The value of their common shares is calculated using US$39.46 per share (the closing price of our common shares on the NYSE on March 19, 2025) and converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.4331 on March 19, 2025.

[4]	Ms. Dutra has five years from the date of her appointment to the board on May 6, 2022 to meet the share ownership requirement.

Pembina Pipeline Corporation • 2025 Management Information Circular	59

Corporate Governance – Director Compensation

Director summary compensation table

The table below shows the value of all compensation paid to non-executive directors in 2024. Mr. Burrows did not receive director compensation because he was compensated in his role as CEO.

	2024 fees[1] ($)				Allocation of 2024 fees[2] ($)

	Annual retainer	Committee chair/member retainer	All other compensation[3] ($)	Total compensation ($)	Cash	DSUs[4]

Henry W. Sykes (chair)	475,000	-	-	475,000	237,485	237,515

Anne-Marie N. Ainsworth[5]	357,592	36,011	5,762	399,365	196,784	196,819

Cynthia Carroll[5]	357,592	43,214	-	400,805	200,384	200,421

Alister Cowan[6]	19,670	1,189	-	20,859	20,859	-

Ana Dutra[5]	357,592	39,612	11,532	408,736	198,609	198,595

Maureen E. Howe	248,250	41,000	5,000	294,250	289,250	-

Gordon J. Kerr	248,250	27,500	-	275,750	137,865	137,885

David M.B. LeGresley	248,250	30,000	8,402	286,652	139,126	139,124

Andy J. Mah	248,250	37,500	-	285,750	142,865	142,885

Leslie A. O’Donoghue	248,250	27,500	-	275,750	-	275,770

Bruce D. Rubin[5]	357,592	36,011	2,881	396,484	393,603	-

Total	3,166,287	319,537	33,577	3,519,401	1,956,830	1,529,015

[1]	Retainers awarded, earned, paid or payable for 2024.
[2]

Represents the amount of 2024 fees earned, excluding “other compensation”, that are paid in cash or DSUs. DSUs are granted in whole units. As a result, the amounts under the column Allocation of 2024 fees can be slightly different from the total of 2024 fees due to rounding.

[3]	All other compensation is travel related fees.
[4]

Represents the amount of 2024 fees that directors elected to receive as DSUs based on the grant price of DSUs of $45.87 (being the volume weighted average trading price of our common shares on the TSX from January 2, 2024 to January 8, 2024).

[5]

Ms. Ainsworth, Ms. Carroll, Ms. Dutra and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. Their fees have been converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of $1.44045 on December 31, 2024.

[6]

Mr. Cowan was appointed to the board on December 3, 2024. Accordingly, his fees have been prorated from December 3, 2024 to December 31, 2024. Mr. Cowan did not receive any of his 2024 compensation in the form of DSUs because he was appointed to the board after the directors made their annual DSU election. He received his first grant of DSUs in March 2025.

Deferred share unit awards

The table below shows all DSUs held by non-executive directors as at December 31, 2024. We do not grant options to directors. We estimated the value of DSUs awarded at $53.11 per share (the closing price of our common shares on the TSX on December 31, 2024).

	Number of DSUs held			Total value of share- based awards on December 31, 2024 ($)
	Awarded	Accrued as dividend units	Total

Henry W. Sykes (chair)	24,561	5,606	30,167	1,602,169

Anne-Marie N. Ainsworth	31,884	10,625	42,509	2,257,653

Cynthia Carroll	16,524	2,607	19,131	1,016,047

Alister Cowan[1]	-	-	-	-

Ana Dutra	8,097	709	8,806	467,687

Maureen E. Howe	10,583	4,721	15,304	812,795

Gordon J. Kerr	37,994	16,328	54,322	2,885,041

David M.B. LeGresley	36,788	16,845	53,633	2,848,449

Andy J. Mah	3,115	168	3,283	174,360

Leslie A. O’Donoghue	51,175	17,765	68,940	3,661,403

Bruce D. Rubin	19,851	7,139	26,990	1,433,439

[1]

Mr. Cowan did not receive any of his 2024 compensation in the form of DSUs because he was appointed to the board after the directors made their annual DSU election. He received his first grant of DSUs in March 2025.

Pembina Pipeline Corporation • 2025 Management Information Circular	60

Executive Compensation

This section of our circular describes how we pay our named executive officers, what they earned this year and why. Where to find it

62	Letter from the Chair of the Human Resources and Compensation Committee
65	Compensation Discussion and Analysis

	65	Compensation Governance and Strategy How we oversee compensation and manage risk, including how we work with our independent consultants on compensation structure.

	74	2024 Executive Compensation What we pay the named executives at Pembina and why, a discussion of this year’s company performance and our 2024 compensation decisions.

	82	Our Named Executive Officers Profiles of our named executive officers and their accomplishments in 2024.

	88	Compensation and Share Performance Share price performance, and an analysis of how executive compensation aligns with our corporate performance over time.
91	2024 Executive Compensation Details

Executive Compensation – Letter from the Committee Chair

Letter from the Chair of the Human Resources and Compensation Committee

On behalf of the human resources and compensation committee and the board, we welcome the opportunity to discuss how Pembina’s strong 2024 performance underpins our executive compensation. In the compensation discussion and analysis that follows, we provide detailed information on our 2024 executive compensation results for our named executive officers, which is aligned to our strategy and corporate performance.

An overview of 2024

In 2024, our key results and initiatives directly impacted the compensation approved for the named executives. Strong performance during the year resulted in above-target achievements across the board approved performance targets. These significant contributions from our team calculated to a short-term incentive plan multiplier of 158%. Notable highlights include record adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA)[1], execution of $957 million in contracted revenue through new agreements and extensions with customers on existing assets, successfully advancing key initiatives such as reaching the FID of the Cedar LNG project, strategic acquisitions, and sanctioning growth capital. Additionally, significant improvements in employee engagement, and meaningful progress toward Pembina’s GHG emissions intensity reduction target were attained (details regarding our short-term incentive plan can be found on page 75).

Andy J. Mah Chair, Human Resources and Compensation Committee

Pembina delivered a solid absolute three-year total shareholder return (TSR) of 69%. This resulted in the 2022 PSU awards vesting at a performance multiplier of 0.6x, based solely on relative TSR. We ranked in eighth place within Pembina’s 2022 performance peer group near the top of the Canadian peers but below the U.S. companies whose share prices surged particularly in late 2024. This result highlights the competitive nature of our peer group and underscores the importance of our continued focus on delivering long-term value for shareholders on both an absolute and relative basis (further details about our PSU awards are available on page 79). These outcomes demonstrate strong alignment in our compensation program between our corporate performance and executive compensation, ensuring that our leadership team remains incentivized to drive sustainable growth and achieve strategic objectives.

Compensation program design

We review Pembina’s executive and director compensation philosophy and practices every year with assistance from an independent external consultant. Pembina’s executive compensation program is designed to:

●	Link pay and performance by rewarding executives for the achievement of short- and long-term strategic priorities
●	Provide a competitive compensation package to attract, engage and retain executives
●	Build equity ownership
●	Align the interests of executives with shareholders interests

You can read more about our compensation strategy starting on page 68.

2024 executive compensation decisions

In 2024, we introduced a second performance metric of adjusted EBITDA (excluding Marketing) per share growth in our performance share unit plan which provides a clear line of sight between the achievement of strategic priorities and reward opportunities, significantly enhancing the alignment of compensation with corporate strategy. As part of our ongoing efforts to enhance pay-for-performance alignment, we reduced the target value of stock options granted by half in 2024, replacing the reduced value with performance share units. Starting in 2025, stock options will no longer be granted as part of the named executives’ annual total target direct compensation and there will be a corresponding increase in Restricted Share Unit

1 See Non-GAAP and other financial measures on page 104.

Pembina Pipeline Corporation • 2025 Management Information Circular	62

Executive Compensation – Letter from the Committee Chair

(RSUs) grants from 30% to 40%. These adjustments ensure a market competitive opportunity while increasing the retention value of awards. Additionally, in 2024, the weighting of corporate performance for senior vice presidents under the Short-Term Incentive Plan (STIP) increased to 80%, reducing the weighting on individual performance to 20%.

To further align with shareholder interests and market practices, we increased the share ownership requirement for senior vice presidents from 2x to 3x base salary. This change strengthens the alignment with long-term shareholder value and demonstrates our commitment to governance excellence.

CEO compensation: lookback

The committee assesses how effectively our executive compensation program aligns compensation with corporate strategy and performance by comparing what the CEO was awarded in each of the past five years with what those amounts are worth over time. With a change in CEO near the end of 2021, and the appointment of Mr. Burrows to the CEO position in February 2022, the table below shows the target compensation for Mr. Burrows from 2022 to 2024 and the realized and realizable value of awards granted as of December 31, 2024.

A significant portion of the compensation our CEO earns is the direct result of our share price performance on the value of long-term incentives and is paid out over performance periods ranging from one to seven years. The table also compares the value to the CEO for each $100 of compensation awarded to the value earned by our shareholders over the same period. These values are indexed at $100 to provide a more meaningful comparison. While the actual value of CEO compensation is aligned with TSR, it is also affected by the PSU performance factor, which was 0.6x for the 2022 PSU grants.

CEO total direct compensation			Value of $100
Year	Compensation awarded	Realized and realizable value as at December 31, 2024	Period	CEO	Shareholders

2022	$9,062,500	$10,317,245	Jan 1, 2022 to Dec 31, 2024	$114	$169

2023	$10,312,500	$12,260,629	Jan 1, 2023 to Dec 31, 2024	$119	$131

2024	$10,642,500	$12,644,250	Jan 1, 2024 to Dec 31, 2024	$119	$126

Compensation awarded includes:

•	target base salary for the year, target short-term incentive award (1.0x) and grant value of the long-term incentive awards for the calendar year, calculated on the date of grant.

Realized/realizable value includes:

•

base salary, short-term incentive award paid for the year, realized long-term incentive awards (the payout of vested PSUs and RSUs granted in 2022, and vested RSUs granted in 2023 and 2024, including PSUs and RSUs accrued as dividend equivalents to the payment date, and the value of stock options exercised, if any, during the period for the respective grant years); and

•

the value at December 31, 2024 of unrealized long-term incentive awards granted in 2022, 2023 and 2024 (RSUs and PSUs outstanding, RSUs and PSUs accrued as dividend equivalents to the end of the year, and in-the-money stock options for the respective grant years), including vested and unvested securities. We have estimated the realizable value of the unvested PSU grants assuming PSUs vest at target.

Shareholders includes:

•

the value of total shareholder return is the change in the 20-day volume weighted average trading price at the beginning and end of the period, plus the value of dividends accrued as dividend equivalents during the period.

The board welcomes your feedback

This section of our circular is designed to help you understand the committee’s approach to human resources and compensation at Pembina. Last year, shareholders approved our approach to executive compensation with approximately 95.02% of votes cast in favour of our say on pay resolution. We invite you to read through this year’s compensation decisions and hope you will agree that they are well-considered and appropriate. As always, we welcome your feedback on our decisions, and your vote at Pembina’s 2025 annual meeting of shareholders.

(signed) “Andy J. Mah”

Andy J. Mah

Chair, human resources and compensation committee

Pembina Pipeline Corporation • 2025 Management Information Circular	63

Executive Compensation – Letter from the Committee Chair

Overview of our executive compensation practices
Here’s where you can find the key elements of our compensation program:

		Page
✓	Oversight by qualified, independent directors	65
✓	Compensation aligned with risk management	65
✓	Equity ownership and retention requirements	66
✓	Advice from independent compensation experts	67
✓	Compensation linked to performance and strategy	68
✓	Compensation in line with peers	69
✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	73
✓	Incentive plan funding based on performance against targets linked to strategy and performance compared to our peers	76, 77
✓	Cap on annual short-term incentive awards	76
✓	A disciplined process for making annual compensation decisions	71
✓	An extensive risk-assessment before compensation is finalized, including stress testing	65
✓	Clawback policy	66
✓	Anti-hedging policy	66

Pembina Pipeline Corporation • 2025 Management Information Circular	64

Executive Compensation – Compensation Governance and Strategy

Compensation Discussion and Analysis

Compensation Governance and Strategy

Compensation oversight

The board of directors has ultimate responsibility for compensation at Pembina.

The human resources and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance goals and assessment and succession planning. See page 55 for information about the committee, its responsibilities and activities in 2024.

Four independent directors sit on the human resources and compensation committee, and the average committee member tenure is 4.4 years.

The table below shows key areas of experience relevant to the committee’s mandate, and the specific expertise of the current members of the committee. The committee has the experience, skills and qualities necessary to ensure the committee’s mandate is carried out effectively. You can read about each of the committee’s members starting on page 19.	Human resources and compensation committee	Committee member since
	Andy J. Mah (chair)	February 2023
	David M.B. LeGresley	May 2017
	Cynthia Carroll	May 2020
	Bruce D. Rubin	May 2022

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to ensure we promote shareholder value over the long-term.
We use a broad-based, systematic approach to identifying,
assessing, reporting and managing the significant risks we face in our business and operations.

Within this context, the human resources and compensation
committee reviews and recommends to the board our compensation program and practices to:

•   align executive compensation with our short- and long-term goals; and

	Key areas of expertise relevant to the committee’s mandate	Number of committee members with experience
	Senior leadership experience	4 of 4
	Financial/Accounting management	4 of 4
	Social and corporate governance	4 of 4
	Human resources and compensation	3 of 4
	Enterprise risk management	4 of 4
	Legal and regulatory	4 of 4

•

reflect financial, operating, ESG and share performance, dividend payments and individual accomplishments; and ensure that compensation aligns with the interest of our shareholders and encourages ethical behaviour.

This includes, among other things:

•	understanding the impact of operating and share price performance over a five-year period to assess the effect of different performance scenarios on future incentive payouts;
•	using balanced measures, including quantitative and qualitative goals, to determine short-term incentive compensation;
•	incorporating time and performance vesting features in long-term incentives;
•	using target ranges for the annual and long-term incentive plans to ensure that grants are effectively linked to actual performance and not unduly influenced by one-time events;
•	capping the amount executives can receive under the short-term incentive plan and share unit plan; and
•

having a balanced mix of short- and long-term compensation components to eliminate reliance on a single or a limited number of factors to determine potential awards and diversify potential reward scenarios.

Pembina Pipeline Corporation • 2025 Management Information Circular	65

Executive Compensation – Compensation Governance and Strategy

The human resources and compensation committee has also adopted appropriate compensation governance measures to prevent risks that could have a material adverse effect on the company, which include:

•	building a strong governance culture and ensuring effective oversight;
•	implementing share ownership guidelines and retention periods;
•	prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading;
•	applying a consistent compensation structure for the CEO, executives and employees;
•	implementing a clawback policy that aligns with legislative and regulatory requirements;
•	requiring the full board to review and approve compensation recommendations for the CEO and the senior vice presidents; and
•

engaging an independent compensation consultant to complete a compensation risk assessment, looking at pay mix, incentive plan funding, leverage and caps, performance measures, pay for performance, quantum of incentives, plan governance and risk mitigation.

The human resources and compensation committee also ensures our compensation plans and employee benefit programs are administered according to applicable laws and regulations and stock exchange policies, as well as our compensation objectives. The board has not identified any material risks in our compensation program or practices that might reasonably be expected to have a material adverse impact on the company.

Clawback policy

We recognize the importance of clawback provisions in promoting ethical conduct and strong compensation governance practices and introduced a clawback policy in 2015. In 2023, we revised our clawback policy in accordance with newly adopted rules of the SEC and corresponding listing standards of the NYSE.

Our clawback policy applies to all current and former “Executive Officers” (as such term is defined under the NYSE listing standards), and provides that if Pembina is required to prepare an accounting restatement due to material noncompliance with applicable financial reporting requirements, the board must recover any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure that is received by current and former Executive Officers during the three completed fiscal years immediately preceding the date on which the company concludes, or reasonably should have concluded, a restatement is required. The amount Pembina must recover is the amount exceeding the amount the Executive Officer would have received during the applicable period had the incentive-based compensation been determined based on the restated financial statements, on a pre-tax basis. Recovery under our clawback policy is on a “no fault” basis (i.e., an Executive Officer is still subject to clawback even if such person had no responsibility for the errors which required the restatement).

Furthermore, in connection with an accounting restatement, our clawback policy gives the board additional discretion to recover incentive or equity-based compensation in circumstances beyond those strictly required by the applicable rules described above, including if the board finds that the Executive Officer has committed fraud, breached his or her fiduciary duties or engaged in willful or reckless misconduct.

A copy of our clawback policy has been filed as an exhibit to our 2024 annual report that has been filed with the SEC on EDGAR (www.sec.gov).

Building equity ownership and retention

The human resources and compensation committee believes executive officers and directors should show their commitment to Pembina by owning equity in the company and therefore we have share ownership requirements for our directors and senior officers. See page 59 to read about our share ownership requirements for directors and page 68 for our share ownership requirements for the named executives.

Anti-hedging

To keep executives and directors motivated to continue to build shareholder value, our insider trading and reporting policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Pembina Pipeline Corporation • 2025 Management Information Circular	66

Executive Compensation – Compensation Governance and Strategy

Continuous improvement

The human resources and compensation committee reviewed a number of executive compensation-related regulatory developments and emerging best practices in 2024, as part of its commitment to compensation best practices, and is once again providing shareholders with a say on pay advisory vote (see page 43 for information about our shareholder engagement and page 17 for more information on the say on pay advisory vote).

After conducting a formal request for proposal process, the human resources and compensation committee appointed Willis Towers Watson (WTW) in February 2024 as its new independent compensation consultant to review executive compensation and benefit programs and provide objective advice. WTW reports directly and exclusively to the committee, but may, at the committee’s direction, work cooperatively with management to review or prepare material for the committee to review.

The human resources and compensation committee takes WTW’s information and recommendations into consideration, but the committee’s decisions are its own responsibility.

WTW’s mandate in 2024 included a comprehensive review of director and executive compensation, including:

•	preparing information about market trends and issues;
•	preparing information for our executive compensation and performance peer group;
•	preparing benchmark market data for director and executive officer compensation;
•	assessing the competitiveness of our compensation;
•	reviewing the design of our short- and long-term incentive plans;
•	preparing an update of the annual compensation risk assessment; and
•	attending each human resources and compensation committee meeting including an in-camera portion at each meeting post-appointment.

Mercer, the company’s independent compensation consultant between 2002 and 2023, was paid the following fees for professional services in 2023 and 2024, respectively, and WTW was paid the following fees for 2024:

($ thousands)	Mercer 2023 ($)	Mercer 2024 ($)	WTW 2024 ($)

Executive compensation-related fees

Fees for services related to determining compensation for our directors and executive officers	250	10	234

All other fees

Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, annual compensation surveys for Canada and the U.S. and miscellaneous consulting services related to employee compensation and human resources matters[1]	659	742	171

Total	909	752	405

[1]	The committee does not pre-approve these services. These fees exclude reimbursable expenses by Mercer for the investment management services provided by a third-party sub-advisors.

The human resources and compensation committee reviewed WTW against the following six factors and confirmed its independence for 2024:

•	the other services WTW provides to Pembina;
•	WTW’s bills to Pembina as a percentage of WTW’s total revenues;
•	WTW’s policies and procedures to prevent conflicts of interest;
•	whether the WTW advisor has any business or personal relationships with a member of the human resources and compensation committee;
•	whether the WTW advisor, and their immediate family, own any Pembina shares; and
•	whether WTW or its advisor has any business or personal relationships with a Pembina executive.

Management may retain other compensation advisors from time to time, if necessary.

Pembina Pipeline Corporation • 2025 Management Information Circular	67

Executive Compensation – Compensation Governance and Strategy

Our compensation strategy

Our executive compensation links corporate strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with Pembina’s strategy and performance by:

•	fostering a pay-for-performance philosophy whereby the majority of executive compensation is variable and linked to performance;
•	using performance measures that are directly tied to our corporate strategy;
•	linking the payout of our performance-based long-term incentive to our performance relative to our performance peer group; and
•	paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

See page 72 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year through third party consultants to ensure it continues to support shareholder interests, continues to be effective, remains competitive relative to our peers, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

As with directors, we have share ownership requirements for the CEO, CFO and other senior vice presidents to ensure their interests are aligned with the interests of shareholders and to demonstrate their commitment to the company. The CEO share ownership requirement is 5x annual base salary and in 2025, the share ownership requirements for senior vice presidents increased from 2x to 3x annual base salary to strengthen alignment with the long-term interests of shareholders. At least 50% of the share ownership requirement must be satisfied in common shares. The CEO, CFO and other senior vice presidents are encouraged to use after-tax proceeds of RSUs to purchase common shares until such time they have met their respective share ownership requirement.

The CEO, CFO and other senior vice presidents are required to continue to meet their share ownership requirement for one year after leaving the company, except if their departure occurs as a result of a change of control, constructive dismissal or the death of such executive.

The following table shows the equity ownership requirements and the holdings of the named executives as of March 20, 2025. Each named executive either met or was on track to meet their share ownership requirement as of that date.

	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership requirement ($)	Meets share ownership requirement[4]

Scott Burrows
President and Chief Executive Officer	5x	52,975	2,995,736	6,449,358	9,445,094	6,725,000	on track[3]

Cameron Goldade
Senior Vice President and Chief Financial Officer	3x	27,665	1,564,456	1,448,528	3,012,984	1,875,000	yes

Jaret Sprott
Senior Vice President and Chief Operating Officer	3x	47,439	2,682,675	2,264,941	4,947,616	2,175,000	yes

Stuart Taylor
Senior Vice President and Corporate Development Officer	3x	39,429	2,229,710	1,281,027	3,510,737	1,905,000	yes

Pembina Pipeline Corporation • 2025 Management Information Circular	68

Executive Compensation – Compensation Governance and Strategy

	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership requirement ($)	Meets share ownership requirement[4]

Janet Loduca
Senior Vice President, External Affairs and Chief Legal and Sustainability Officer	3x	12,160	687,648	1,192,526	1,880,174	1,800,000	on track

[1]	Calculated using $56.55 per common share (the closing price of our common shares on the TSX on March 19, 2025).
[2]

Estimated using $56.55 per common share (the closing price of our common shares on the TSX on March 19, 2025). You can find details about our RSU plan on page 77. The number includes all RSUs outstanding as of March 20, 2025.

[3]

As a result of his appointment as President and Chief Executive Officer, effective February 22, 2022, Mr. Burrows will be required to meet an expanded share ownership level of 5x his base salary by February 22, 2027.

[4]	All of Pembina’s senior vice presidents will be required to meet the expanded share ownership requirement of 3x their respective base salary by February 27, 2030.

Compensation in line with our peers

To ensure executive compensation is fair and competitive, we benchmark compensation and performance against two peer groups.

•

Compensation peer group — a group of companies with which we compete for talent, including some outside the energy infrastructure industry; used to set base salary, total cash compensation and total direct compensation.

•

Performance peer group — a group of companies with which we compete for investor capital; used to assess our relative corporate performance when paying out PSUs under our medium-term incentive plan and therefore is limited to energy infrastructure companies with similar operations.

When choosing peer companies, we look for companies that are similar to us in size, scale and industry, while also considering corporate strategy, business objectives and participation in similar markets. In particular, we consider:

•	Industry — we focus primarily on energy infrastructure/general infrastructure companies, as this ensures our performance and pay are competitive against leading companies we compete with directly.

•

Size/complexity — a multi-dimensional factor that includes financial measures such as revenue, market capitalization, total assets, enterprise value and EBITDA, as well as non-financial measures such as scope and complexity of operations, location of operations and business objectives.

Target total direct compensation for our executives (salary plus incentives) is generally set at the 50th percentile of the compensation peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive.

2024 peer groups

Compensation peer group

The 2024 compensation peer group used to set 2024 target compensation has 18 companies: six U.S. companies and 12 Canadian companies. In 2024, we reviewed the compensation peer group used to set 2025 target compensation and removed Canadian Pacific Kansas City Limited and added Gibson Energy Inc. to ensure continued alignment of industry, size and complexity. With Magellan Midstream Partners L.P. no longer publicly traded, we added Gibson Energy Inc. to the 2024 performance peer group. The 2025 performance peer group was increased to 12 companies through the addition of South Bow Corporation.

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Executive Compensation – Compensation Governance and Strategy

Performance peer group

The table below shows the 2024 compensation and performance peer groups.

	Compensation peer group (used to set target compensation)		Performance peer group (used to determine our relative TSR and to calculate the PSU multiplier — see pages 80 and 81)
Energy Infrastructure/Infrastructure	2024	2025	2024	2025

AltaGas Ltd.	✓	✓	✓	✓

Canadian Pacific Kansas City Limited	✓

Emera Inc.	✓	✓

Enbridge Inc.	✓	✓	✓	✓

Enterprise Products Partners L.P.	✓	✓	✓	✓

Fortis Inc.	✓	✓

Gibson Energy Inc.		✓	✓	✓

Keyera Corp.	✓	✓	✓	✓

Kinder Morgan Inc.	✓	✓	✓	✓

ONEOK, Inc.	✓	✓	✓	✓

Plains All American Pipeline, L.P.	✓	✓	✓	✓

South Bow Corporation				✓

TC Energy Corporation	✓	✓	✓	✓

Targa Resources Corp.	✓	✓	✓	✓

The Williams Companies Inc.			✓	✓

Oil & Gas — exploration and production

Canadian Natural Resources Limited	✓	✓

Cenovus Energy Inc.	✓	✓

Imperial Oil Ltd.	✓	✓

Ovintiv Inc.	✓	✓

Suncor Energy Inc.	✓	✓

Diversified mining

Teck Resources Limited	✓	✓

Total	18	18	11	12

Pembina Pipeline Corporation • 2025 Management Information Circular	70

Executive Compensation – Compensation Governance and Strategy

Compensation process

1 Recommend compensation plan design and competitiveness	>	2 Establish performance goals	>	3 Recommend target total compensation	>	4 Assess corporate performance	>	5 Recommend and finalize incentive awards

1. Recommend compensation plan design and competitiveness

The human resources and compensation committee:

●   carries out an annual benchmarking review of total compensation, with the help of its independent consultant;

●   establishes and recommends to the board for approval a compensation peer group to use as a reference point for assessing compensation competitiveness; and

●   establishes a performance peer group used as part of the performance vesting conditions for the PSUs under the long-term incentive plan.

Management reviews our compensation and benefits programs and makes recommendations to the human resources and compensation committee for review and approval. The committee recommends to the board any changes to the compensation program.

2. Establish performance goals

Management recommends to the human resources and compensation committee for review and recommendation to the board for approval:

●   quantitative and qualitative corporate and individual performance goals for the short-term incentive plan; and

●   quantitative performance goals for the PSUs under the long-term incentive plan.

Performance goals include the core commercial, financial, safety, ESG and operational objectives in our strategic plan, which is prepared by the executives and approved by the board. This includes the CEO’s performance goals.

The committee reviews and, in conjunction with management, modifies as required, and recommends the performance goals to the board for approval.

3. Recommend target total compensation

The CEO makes recommendations to the human resources and compensation committee for target total compensation and compensation mix for each senior vice president. The committee, with input from its independent consultant:

●   reviews the CEO’s compensation recommendations for senior vice presidents;

●   determines target total compensation and compensation mix for the CEO;

●   recommends to the board target total compensation and compensation mix for the year for the CEO and other executives; and

●   determines if any plan changes are required.

4. Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals. The human resources and compensation committee:

●   reviews management’s analysis;

●   consults with external advisors;

●   reviews our performance against the performance peer group;

●   considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances; and

●   approves and recommends to the board the performance multipliers for the short-term incentive plan and the performance share unit plan based on results.

5. Recommend and finalize incentive awards

The CEO recommends short-term incentive awards for each senior vice president to the human resources and compensation committee, based on corporate and individual performance.

The human resources and compensation committee, with input from its independent consultant:

●   reviews the CEO’s recommendations for the short-term incentive award for the senior vice presidents, and

●   determines the CEO’s short-term incentive award and presents its recommendation to the board for approval.

While the short- and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The human resources and compensation committee and the board can therefore use their judgment to respond to unexpected developments in the energy sector, unusual macro-economic disruptions, and market-related events to make compensation decisions it believes are appropriate, using the compensation peer group as a guideline.

Pembina Pipeline Corporation • 2025 Management Information Circular	71

Executive Compensation – Compensation Governance and Strategy

Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

	Component	Objective	Form	Performance period

Fixed compensation	Base salary	Compensate executives for performing day-to-day responsibilities	● cash	ongoing

Variable compensation	Short-term incentive	Motivate executives to meet annual corporate and individual goals, including non-financial operational and ESG objectives	● annual cash bonus	one-year term

	Long-term incentive	Attract and retain high performing executives Align interests of executives and shareholders Motivate executives to achieve pre-established performance objectives of relative TSR and EBITDA growth	● RSUs ● PSUs	three-year term vest 1/3 each year three-year term (vest at the end of the term subject to performance conditions)

		Align interests of executive and shareholders	● stock options	seven-year term (vest 1/3 each year)

Other compensation	Benefits	Provide market competitive benefits

●  flexible benefit program providing coverage options for group life, accidental death and dismemberment, disability and extended health and dental insurance

●  savings plan (Pembina matches employee contributions to a maximum of 5% of annual salary)

●  non-taxable health spending account or taxable wellness spending account ongoing

	Pension (see page 94)	Provide market competitive benefits	● defined benefit plan ● supplementary retirement plan	ongoing

	Perquisites	Provide market competitive benefits

●  limited executive perquisites to offset expenses connected to the cost of business meetings and relationship management, including a car allowance, parking and business club memberships

●  value does not represent a significant element of executive compensation ongoing

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Executive Compensation – Compensation Governance and Strategy

Compensation mix

The human resources and compensation committee determines the mix of components every year based on its review of competitive data, consistent with our overall compensation philosophy and its own judgment.

The graphs below show the 2024 target total direct compensation mix for our CEO and an average for our other named executives, as determined by the human resources and compensation committee in December 2023. The short- and long-term incentives are at risk because their value is based on specific performance criteria and payout is not guaranteed.

For 2024, 88% of the CEO’s target total direct compensation and 79% of the average target total direct compensation for the other named executives was at risk, directly aligning corporate and individual performance with the interests of shareholders. To better align with shareholder value creation and strengthen the link between incentive awards and the achievement of strategic objectives, we reduced the target value of stock options granted by half in 2024, replacing the reduced value with PSUs. Starting in 2025, stock options will no longer be included in target total direct compensation.

Pembina Pipeline Corporation • 2025 Management Information Circular	73

Executive Compensation – 2024 Executive Compensation

2024 Executive Compensation

The board reviewed Pembina’s 2024 performance and the recommendations by the human resources and compensation committee, and approved the following decisions on executive pay.

This year’s incentive awards were based on our performance against targets that were set at the beginning of 2024. We did not adjust these targets during the year or make any adjustments to calculated results. You can read more about our compensation strategy starting on page 65.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2024, compared to 2023. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of long-term incentive awards. See below for a discussion of each component.

For additional information about each named executive and their accomplishments this year, see page 82.

Value of direct compensation received1

	2023 ($)	2024 ($)	Change	2024 amount at risk

Scott Burrows	11,317,200	11,557,933	2%	89%
President and Chief Executive Officer

Cameron Goldade	2,586,434	3,094,568	20%	81%
Senior Vice President and Chief Financial Officer

Jaret Sprott	3,809,133	4,446,452	17%	84%
Senior Vice President and Chief Operating Officer

Stuart Taylor	2,811,666	2,910,292	4%	79%
Senior Vice President and Corporate Development Officer

Janet Loduca	2,544,667	2,664,868	5%	79%
Senior Vice President, External Affairs and Chief Legal and Sustainability Officer

[1]	See Summary compensation table on page 91 for information about how we calculate the value of RSUs, PSUs and options.

The graphics below show the mix of compensation actually paid or granted for 2024 to the CEO and to the other named executives, as reported in the summary compensation table.

Pembina Pipeline Corporation • 2025 Management Information Circular	74

Executive Compensation – 2024 Executive Compensation

Base salary

Base salaries are reviewed annually and set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations. The table below shows each named executive’s annual base salary as at December 31, 2024. Salary increases from 2023 to 2024 are primarily attributed to maintaining salaries within a competitive range of the median of the compensation peer group.

	2023 ($)	2024 ($)	Change

Scott Burrows	1,250,000	1,290,000	3.2%

Cameron Goldade	550,000	600,000	9.1%

Jaret Sprott	650,000	700,000	7.7%

Stuart Taylor	605,000	620,000	2.5%

Janet Loduca	550,000	570,000	3.6%

Short-term incentive

Short-term incentive awards are granted based on our performance against annual corporate and individual objectives tied to our corporate strategy. Short-term incentive awards are established at a level that ensures a market competitive opportunity and vary depending on role responsibility.

The target award is calculated as a percentage of each named executive’s base salary. The table below shows the potential range of short-term incentive awards as of the end of 2024.

	Potential short-term incentive award as a percentage of salary

	minimum	target	cap

CEO	0	125	250

Average of other named executives	0	77.5	155

We calculate each award by multiplying the named executive’s short-term incentive target by their salary and performance multiplier (which is different for each named executive and can range from 0 to 2).

Each performance multiplier is calculated based on performance against goals that are set at the beginning of each year, using the weightings shown in the formula below. In 2024, the weighting on corporate goals was increased to 80% for other named executive officers with a corresponding decrease in individual goals to 20%:

•

corporate performance includes annual financial, commercial and operational goals from our strategic plan. Pembina incorporates ESG metrics into our short-term incentive plan, including metrics related to safety, climate change, and employee experience. You will find a discussion of this year’s targets and results on page 77; and

•	individual goals are also tied to our strategy but are not publicly disclosed for competitive reasons. You can read about each named executive’s individual performance starting on page 82.

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Executive Compensation – 2024 Executive Compensation

The human resources and compensation committee may use its judgment to adjust the performance multiplier up or down based on factors that are not captured in the formal measures. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits that are not captured in the short-term performance measures.

2024 short-term incentive award

The table below shows how we calculated each named executive’s short-term incentive award for 2024.

Performance objectives were set at the beginning of 2024 and were not adjusted during the year.

Short-term incentive awards, which were paid out in March 2025, were above target for each of the named executives, and approved by the board, as recommended by the human resources and compensation committee.

	Actual salary earned in 2024 (as reported in summary compensation table) ($)		Short-term incentive target		Named executive’s performance multiplier		Short-term incentive award ($)[1]

Scott Burrows	1,283,333	x	125	x	1.580	=	2,534,600

Cameron Goldade	591,668	x	75	x	1.584	=	702,900

Jaret Sprott	691,652	x	85	x	1.624	=	954,800

Stuart Taylor	617,492	x	75	x	1.604	=	742,800

Janet Loduca	566,668	x	75	x	1.584	=	673,200

[1]	Totals may differ from calculated amount due to rounding.

How we calculated the 2024 corporate performance multiplier

In 2024 we refined our corporate objectives to better align to our strategic priorities while maintaining our focus on our four key stakeholder groups. Changes to the performance measures and weightings were minimal, and financial measures continued to have the highest weighting.

The multipliers for each category, and the corporate performance multiplier, continue to range from zero for performance below threshold, to a maximum of two.

Strengthen franchise 50%		Differentiated stakeholder experience 20%		Environmental leadership 10%		Resilient portfolio 20%		2024 corporate performance multiplier

1.60 x 50%		1.08 x 20%		1.66 x 10%		2.00 x 20%
	+		+		+		=	1.58[1]
0.80		0.216		0.166		0.40

[1]	The sum of the categories do not equal exact amount of corporate performance multiplier due to rounding.

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Executive Compensation – 2024 Executive Compensation

The 2024 corporate performance multiplier was calculated at 158% based on the formula above. The table below provides details of the performance in each category. The total score in each category reflects the aggregate scores achieved across all divisions.

Performance category and measures	Key measures	2024 Highlights	Total score

Strengthen franchise — 50%			1.60

Adjusted EBITDA per share	Adjusted EBITDA per share target against budget (35%)	Record full year adjusted EBITDA results exceed target on a per share basis

Non-revenue generating capital	Execute 2024 non revenue generating capital projects materially on budget	Actual spend 6.5% below budget exceeding target

Project delivery	Execute 2024 capital projects materially on time and on budget	All projects completed on time and $24.5M below budget resulting in above target performance

Cost per unit	Meet budgeted Cost/BOE	Modestly below target due to unexpected repair work and lower physical volumes

Differentiated stakeholder experience — 20%			1.08

Safety and environment	Meet or exceed midstream peer company safety and environmental benchmarks and internal targets	Achieved safety and environment benchmark performance and above target SIF rate, below target performance on internal continuous improvement safety and environment targets

Employee experience	Increase in employee engagement	Improved key employee experience score by 5.6%

Environmental leadership — 10%			1.66

Glidepath toward 30% GHG emissions reductions by 2030	Meet annual targets in support of board-approved five-year emission intensity plan Develop 30 by 30 roadmap	Exceeded annual target for GHG emissions and developed detailed roadmap to achieve Pembina’s target to reduce emissions 30% by 2030

Resilient portfolio — 20%			2.00

Contract (renewals and new customers)	Achieve revenue targets for existing customer contract renewals	Executed on $957 million of contracted revenue through new contracts and extensions with our customers on existing assets and marketing business achieved maximum performance

New projects	Secure $600 million in new growth projects	Successful Cedar LNG project FID, key acquisitions and sanctioned growth capital

Long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina and encourage sustainable contributions that are more likely to maximize long-term shareholder value. They focus management on operating and financial performance, long-term shareholder value and our strategic priorities.

Long-term incentives are granted based on each executive’s target total direct compensation as a percentage of base salary and are set using competitive market data about our performance peer group.

In a continued effort to ensure that our compensation programs are competitive, and provide incentives aligned to our strategic objectives, we are beginning the process of eliminating stock options as a long-term incentive mechanism. In 2024 we reduced the weighting on stock options from 20% of annual long-term incentive grant value to 10%. A corresponding increase in weighting was made to PSUs from 50% to 60% to support the link between executive pay and performance. Effective 2025, stock options will no longer be granted as part of the named executives’ annual target direct compensation and our long-term incentive mix will be 60% PSUs and 40% RSUs.

Pembina Pipeline Corporation • 2025 Management Information Circular	77

Executive Compensation – 2024 Executive Compensation

The table below summarizes our current long-term incentive plans. You will find more information about the long-term incentive plans starting on page 99.

Long Term Incentives

	Share unit plan	Stock option plan[1]

Link to strategy

Align compensation with shareholder outcomes and incentivize longer-term growth goals

Reward participants for growth in EBITDA per share, as well as growth in absolute and relative total shareholder return

Retention tool

Align compensation with shareholder outcomes and longer-term growth goals Reward participants for growth in the long-term based on trading price of our common shares Retention tool

Eligibility	Executives Eligible Employees	Executives[1]

Award	RSUs PSUs RSUs and PSUs do not have voting rights and cannot be assigned or transferred	Options to buy common shares (up to the limits listed on page 100) Options cannot be assigned or transferred

Frequency	Granted every year	Granted every year Issued on one or more days during the year as specified at the time of the grant Previous year’s grants are not taken into account when considering new grants

Term	Three years	Seven years

Dividends	RSUs and PSUs earn dividend equivalents at the time dividends are paid in the form of dividend units	None

Vesting

RSUs

RSUs granted to executives and employees vest:

•   1/3 vest on December 31 of the year granted;

•   1/3 vest on December 31 of the second year from the year granted; and

•   1/3 vest on December 31 of the third year from the year granted

PSUs

•   Vest if performance vesting conditions have been met at the end of three years. See page 79 for details about the 2024 performance vesting conditions

Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued

Payout

Paid out in cash as soon as possible after vesting

Each unit that vests (including dividend units) is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date

Each option that vests can be used to buy one Pembina common share. The exercise price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued

[1]	Starting in 2025, stock options will no longer be granted as part of the named executives’ annual target direct compensation.

Pembina Pipeline Corporation • 2025 Management Information Circular	78

Executive Compensation – 2024 Executive Compensation

2024 long-term incentive awards

The table below shows the long-term incentives granted to our named executives in 2024. The awards are granted based on the annual salary and performance targets established at the time of grant. These incentives were all granted at target.

The table below includes the number of RSUs, PSUs and stock options granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met. A heavier weighting is placed on performance-based incentives linking executive compensation to medium- and long-term performance.

	Base salary		Long-term incentive target		long-term incentive grant	Allocation
						Long-term incentive [1,2]
						RSUs (30%)	PSUs (60%)	Options (10%)

Scott Burrows	$1,290,000	x	600%	=	$7,740,000	$2,322,000	$4,644,000	$774,000
						51,451	102,903	61,234

Cameron Goldade	$600,000	x	300%	=	$1,800,000	$540,000	$1,080,000	$180,000
						11,965	23,931	14,241

Jaret Sprott	$700,000	x	400%	=	$2,800,000	$840,000	$1,680,000	$280,000
						18,612	37,225	22,152

Stuart Taylor	$620,000	x	250%	=	$1,550,000	$465,000	$930,000	$155,000
						10,303	20,607	12,263

Janet Loduca	$570,000	x	250%	=	$1,425,000	$427,500	$855,000	$142,500
						9,473	18,945	11,274

[1]

We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $45.13 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2023). Value of long term incentives may vary slightly due to rounding as share units are granted in whole units.

[2]

We calculated the number of stock options granted by dividing the value of the stock option award by the Black-Scholes value per stock option. See Summary compensation table on page 91 for the detailed calculation.

Performance vesting conditions for PSUs granted in 2024

Performance period: January 1, 2024 – December 31, 2026

To strengthen alignment to Pembina’s strategic priorities, the board has approved an additional performance metric of adjusted EBITDA (excluding Marketing) per share growth. The 2024 PSUs will vest in 2026 based on two equally weighted metrics:

•	Relative TSR — three-year TSR compared to our performance peer group. TSR is tied to our strategic objectives and is a strong measure of our relative financial performance.

•

Adjusted EBITDA (excluding Marketing) per share growth — based on the compound annual growth rate implied by the three-year average adjusted EBITDA (excluding Marketing) per share from 2024-2026. Target growth rates are not disclosed as they are considered proprietary.

The board compares actual performance to the TSR of the performance peer group and internal metrics defined by the board, and uses a linear analysis to determine the performance multiplier, with the top rank equal to a 2x multiplier and the bottom rank equal to 0x multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however the multiplier cannot exceed two times.

Pembina Pipeline Corporation • 2025 Management Information Circular	79

Executive Compensation – 2024 Executive Compensation

The formula below shows how we calculate the actual number of PSUs that will vest in 2026.

Performance multiplier (0 to 2)	x	Number of PSUs granted	=	Final number of PSUs that vest

Weighting: 50%	+

Weighting: 50%

3-year trailing average adjusted EBITDA (excluding Marketing Business Unit) per Pembina common share vs. compounded annual growth rate from the three-year average adjusted EBITDA (excluding Marketing) per share from 2021-2023. Targets set at the time of the award.

We calculate the three-year trailing average adjusted EBITDA (excluding Marketing) per common share as the simple average of adjusted EBITDA (excluding Marketing) per common share for each of the three fiscal years included in the performance period.

TSR compared to performance peer group[1] for the performance period.
Performance peer group:
• AltaGas Ltd.
• Enbridge Inc.
• Enterprise Products Partners L.P.
• Gibson Energy Inc.
• Keyera Corp.
• Kinder Morgan Inc.
• ONEOK, Inc.
• Plains All American Pipeline, L.P.
• TC Energy Corporation
• The Williams Companies Inc.
• Targa Resources Corp
[1] See page 69 for a detailed discussion of the performance peer group.

Long-term incentives vested in 2024 and paid out in 2025

Long-term incentive grants vested in 2024 include:

•	the final 1/3 of the RSUs granted in 2022;
•	the second 1/3 of the RSUs granted in 2023;
•	the first 1/3 of the RSUs granted in 2024;
•	the PSUs granted in 2022 (these vested using a performance multiplier of 0.6x — see next page); and
•	the dividends that granted RSUs and PSUs earned to December 31, 2024.

Granted RSUs and PSUs that vested in 2024 and dividend equivalents (in the form of dividend units) were paid out to the named executives in 2025.

		Number of units vested in 2024

		RSUs				PSUs	Total paid out in 2024[2]
		2021[1]	2022	2023	2024	2022

Scott Burrows	Units	81,412	18,870	18,170	18,076	56,608	$10,764,615

Cameron Goldade	Units	13,569	2,468	3,332	4,203	7,404	$1,728,570

Jaret Sprott	Units	-	4,151	5,512	6,539	12,454	$1,548,837

Stuart Taylor	Units	-	4,416	3,664	3,619	13,246	$ 1,348,272

Janet Loduca	Units	-	3,773	3,332	3,329	11,322	$1,175,903

[1]

To recognize the additional responsibilities in connection with the appointment to their interim roles in November 2021, Mr. Burrows and Mr. Goldade were granted a one-time RSU award that vested 100% in November 2024.

[2]

Value of units and dividend units that vested December 31, 2024, calculated using $54.05 per share (the volume weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2024). Dividend units earned at $2.55 for 2022, $2.655 for 2023 and $2.7375 for 2024. PSU multiplier is 0.6x (see next page).

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Executive Compensation – 2024 Executive Compensation

How we calculated the performance multiplier for the 2022 PSU award

PSUs granted: January 1, 2022

Performance period: January 1, 2022 – December 31, 2024

Performance was measured against the performance peer group and targets that were set at the beginning of 2022. We did not adjust these targets during the year or make any adjustments to the calculated results.

TSR vs the 2022 performance peer group for the performance period

Multipliers can range from 0.0 to 2.0 based on Pembina’s TSR ranking within our 2022 performance peer group:
• first	2.00x
• second	1.80x
• third	1.60x
• fourth	1.40x
• fifth	1.20x
• sixth	1.00x
• seventh	0.80x
• eighth	0.60x
• ninth	0.40x
• tenth	0.20x
• eleventh	0.00x
Pembina TSR for the performance period
68.73%
Ranking within 2022 PSU performance peer group
Eighth
Performance multiplier
0.6x

2022 performance peer group

AltaGas Ltd.

Enbridge Inc.

Enterprise Products Partners L.P.

Keyera Corp.

Kinder Morgan Inc.

ONEOK, Inc.

Plains All American Pipeline L.P.

TC Energy Corporation

Targa Resources Corp.

The Williams Companies Inc.

2022 performance peer group median TSR	95.48%

Pembina Pipeline Corporation • 2025 Management Information Circular	81

Executive Compensation – Our Named Executive Officers

Our Named Executive Officers

Scott Burrows

President and Chief Executive Officer

Mr. Burrows has been the President and Chief Executive Officer of Pembina since February 2022.

Prior to his current role, Mr. Burrows was named interim President and Chief Executive Officer in November 2021. Previously he served as Pembina’s Chief Financial Officer for approximately seven years, overseeing Pembina’s financial operations, investor relations, treasury, tax, risk management, corporate planning, corporate development, and capital market financings.

Prior to his role as Chief Financial Officer, Mr. Burrows served as Vice President, Capital Markets, and as Vice President, Corporate Development and Investor Relations. In these roles, Mr. Burrows was responsible for guiding Pembina through its corporate-level financial analysis of business opportunities in addition to strategic development and planning, acquisitions, and divestitures. He also supported the company’s participation in the capital markets by evaluating various financing alternatives and oversaw Pembina’s investor relations and related marketing initiatives.

Before joining Pembina in 2010, Mr. Burrows spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in the energy industry, including petroleum, natural gas, other product pipelines and related infrastructure facilities.

Mr. Burrows has a Bachelor of Commerce from the University of British Columbia, is a CFA® Charterholder and sits on the Board of Rundle College Society and National Bank of Canada.

2024 Results

Mr. Burrows achieved the following results in 2024:

•	Reported full year 2024 earnings of $1,874 million and record full year adjusted EBITDA[1] of $4,408 million, exceeding the high end of the company’s original guidance range.

•

Led Pembina’s long-term strategy to invest in and grow its core businesses while also capitalizing on opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy. Highlights include:

○	Positive final investment decision on the Cedar LNG project, a floating liquid natural facility with nameplate capacity of 3.3mmpta.

○	Entered into long-term agreements with Dow Chemicals to supply and transport up to 50,000 barrels per day of ethane.

○	Completed two separate transactions with producers to acquire $492 million of assets in conjunction with agreements for future capital deployment and increased volume and length of contracts.

○	Acquired remaining 14.6% interest in Aux Sable’s U.S. operations.

○	Successfully integrated Aux Sable and Alliance into Pembina.

○	Approximately $500 million of assets were brought into service in 2024, including the Peace Phase VIII Peace Pipeline Expansion and the NEBC MPS Expansion.

○	Sanctioned approximately $3.3 billion in new projects (including Cedar LNG); instrumental in new project development, ensuring alignment with Pembina’s strategic, commercial and financial objectives.

•	Rolled out medium-term outlook at Pembina’s first Investor Day since 2019.

•	Significantly improved employee engagement, increasing by 5.6% in 2024 and building on the 7% increase achieved the previous year.

1 See Non-GAAP and other financial measures on page 104.

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Executive Compensation – Our Named Executive Officers

•

Partnered with strategically aligned non-profit and charitable organizations such as Women Building Futures, Breakfast Club of Canada and Project Forest, supporting our communities in becoming safe, inclusive and sustainable places for all. Pembina’s total community investment footprint of $12.1 million also included over 5,000 hours of employee volunteering and meaningful employee giving campaigns.

•	Played an active role in designing and leading management and board strategy sessions.

•	Continued to enhance and deepen Pembina’s relationship with key customers, investors and other stakeholders.

•	Received the 2024 Resource Leader award from the Alberta Chamber of Resources.

Pembina Pipeline Corporation • 2025 Management Information Circular	83

Executive Compensation – Our Named Executive Officers

Cameron Goldade

Senior Vice President and Chief Financial Officer

Mr. Goldade has been the Senior Vice President and Chief Financial Officer of Pembina since August 2022.

Mr. Goldade oversees Pembina’s internal audit, project governance, financial, treasury, accounting, tax, risk, investor relations, capital markets, corporate development and planning functions. In a prominent and tactical position within the company, he serves as a reliable and greatly appreciated consultant to the CEO. He is crucial in propelling the strategic expansion plan, maintaining consistent profitability, and preserving rigorous and robust financial reporting.

Prior to his current role as Senior Vice President and Chief Financial Officer, Mr. Goldade was named interim Chief Financial Officer in November 2021. Previously, he served as Pembina’s Vice President, Capital Markets and prior to that served as Pembina’s Senior Manager of Capital Markets.

Before joining Pembina in 2015, Mr. Goldade spent 11 years in energy-focused investment banking where he provided advice and counsel related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

Mr. Goldade has a Bachelor of Commerce (Distinction) from the University of Calgary and a Master of Business Administration from the University of Toronto.

2024 Results

Mr. Goldade achieved the following results in 2024:

•	Reported full-year 2024 earnings of $1,874 million and record full-year adjusted EBITDA[1] of $4,408 million, exceeding the high end of the company’s original guidance range.

•	Announced and closed a $950 million offering of senior unsecured medium-term notes.

•

Oversaw the company’s capital allocation, including evaluating capital project investments, directing the allocation of Pembina’s free cash flow and establishing a formal capital allocation framework supporting optimized allocation of financial resources throughout the organization.

•

Oversaw compliance with Pembina’s financial guardrails throughout 2024 by actively managing counterparty risk, maintaining the company’s ‘BBB’ credit rating with S&P Global and ‘BBB (high)’ rating from DBRS Limited, and upholding a strong balance sheet. Ensured alignment with Pembina’s targets for fee-based contributions to adjusted EBITDA and fee-based distributable cash flow (payout ratio).

•	Completed the acquisition of the remaining 14.6% interest in Aux Sable’s U.S. operations and oversaw the successful integration of Alliance and Aux Sable into Pembina.

•

Oversaw finance support, including the US$4.5 billion syndicated financing package, for the positive final investment decision on the Cedar LNG project, an Indigenous-led partnership with the Haisla Nation to develop a floating liquified natural gas facility in Kitimat, British Columbia with nameplate capacity of 3.3mmpta.

•	Oversaw and supported the implementation of new operating models for finance activities across the organization.

•	Oversaw the implementation of new financial systems and continuous improvement opportunities for existing financial systems across the organization.

•	Oversaw the execution of tax aspects in business transactions and stewarded the tax function in a rapidly changing global tax landscape.

•	Oversaw Pembina’s Investor Relations strategy and hosted Pembina’s first Investor Day since 2019.

•	Guided employee engagement and facilitated the long-term growth and succession planning of talent.

•	Represented Pembina on the board of directors of Pembina Gas Infrastructure, Cedar LNG and Chinook Pathways.

1 See Non-GAAP and other financial measures on page 104.

Pembina Pipeline Corporation • 2025 Management Information Circular	84

Executive Compensation – Our Named Executive Officers

Jaret Sprott

Senior Vice President and Chief Operating Officer

Mr. Sprott has been the Senior Vice President and Chief Operating Officer of Pembina since February 2022.

Prior to his current role, Mr. Sprott served as Senior Vice President and Chief Operating Officer, Facilities where he was accountable for the safe, reliable, and responsible management of gas processing, fractionation, rail, storage, and import/export assets at Pembina. In 2022, Mr. Sprott was appointed to his current role and his accountabilities were expanded to include oversight of the Pipelines Division, which provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. He also oversees Pembina Gas Infrastructure, Pembina’s joint venture with KKR.

Previously, Mr. Sprott was Vice President, Gas Services at Pembina. Through his leadership, Mr. Sprott has contributed to a significant portion of the company’s growth.

Before joining Pembina in 2015, Mr. Sprott worked in a senior management position for a major energy producer, where he was responsible for the growth of the company’s core Montney liquids play in Alberta. He also brings a resource background in all key Western Canadian Sedimentary Basin geological plays, strategic planning, engineering, operations, and facility construction.

Mr. Sprott has a Bachelor of Applied Science in Petroleum Systems Engineering from the University of Regina and is a member of The Association of Professional Engineers and Geoscientists of Alberta.

2024 Results

Mr. Sprott achieved the following results in 2024:

•

Achieved financial performance above target for the Pipeline and Facilities Divisions, generating earnings before tax of $2,573 million and $3,880 million of adjusted EBITDA[1] in 2024, representing an increase of $433 million (12.6%) from 2023 adjusted EBITDA of $3,447 million.

•

Facilitated the engineering, construction, and commissioning of greater than $500 million of strategic assets ahead of schedule, including the commissioning of Peace Phase VIII Expansion, construction of NEBC Pump Station expansion and Patterson Creek NGL Pipeline.

•

Executed on $700 million of contracted revenue through new contracts and extensions with our customers on existing assets, including re-contracting the Peace, Cochin and Alliance Pipelines, and contracts to support the fractionation complex and various PGI assets.

•	Led commercial discussions securing a long term 50,000 barrels per day ethane supply contract with Dow Chemicals Canada.

•

Co-facilitated the commercial and engineering, sanctioning of approximately $700 million (net to Pembina) in new accretive growth projects, including acquisitions of certain assets from Whitecap Resources Inc. and Veren Inc.

•	Acquired remaining 14.6% interest in Aux Sable’s U.S. operations.

•	Executed successful integration of Alliance operations into Pembina’s operating management system and welcomed 161 employees to Pembina.

•	Maintained high asset reliability and executed all sustaining capital expenditure projects 10% under budget, driving financial results and strong customer satisfaction.

•

Achieved safety performance at target, including 10% increase in positive safety recognitions, 60% increase in leadership field engagement safety engagements, 25% reduction in serious injury and fatality frequency and nearly 11% reduction in total recordable injury frequency.

•	Co-chaired Pembina’s Women’s Inclusion Network.

•	Represented Pembina on the board of directors of Pembina Gas Infrastructure and Cedar LNG.

1 See Non-GAAP and other financial measures on page 104.

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Executive Compensation – Our Named Executive Officers

Stuart (Stu) Taylor

Senior Vice President and Corporate Development Officer

Mr. Taylor has been the Senior Vice President of New Ventures and Corporate Development Officer of Pembina since March 2023.

Given Pembina’s increasing focus on investments in energy transition and global markets, Mr. Taylor is responsible for leading its New Venture activities, and as a result, the marketing function has transitioned to Pembina’s Senior Vice President of Marketing & Strategy. His mandate includes leading strategic new growth opportunities for the organization and the successful development of the Alberta Carbon Grid and Cedar LNG project through 2024.

Prior to his current role, Mr. Taylor served as Senior Vice President, Marketing & New Ventures and Corporate Development Officer, where he was responsible for Pembina’s efforts in value-added commodity marketing activities, including the buying and selling of hydrocarbon products, commodity arbitrage and optimizing storage opportunities. Prior to these appointments, he was Senior Vice President, NGL and Natural Gas Facilities and Vice President, Gas Services, where he oversaw the planning and construction of gas plants and multiple enhanced-recovery projects to increase Pembina’s gas liquids throughput.

Before joining Pembina in 2009, Mr. Taylor developed his geologic, strategic planning and business development skills in various capacities while at Westcoast Energy Inc., NOVA Corporation, TransCanada PipeLines Ltd., VISTA Midstream Solutions Ltd. (VISTA) and Talisman Energy Inc. (Talisman). While at VISTA, he served as Vice President, Supply, and was responsible for managing the commercial contracts for the Cutbank Complex, which VISTA then sold to Talisman in 2003. At Talisman, he held several managerial roles where he was responsible for the Cutbank Complex and its sour gas pipelines and midstream operations.

Mr. Taylor has a Bachelor of Science in Geology with a minor in Geophysics from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

2024 results

Mr. Taylor achieved the following results in 2024:

•

Proactively explored new commercial opportunities in areas where Pembina currently has no presence, such as petrochemicals, export terminals, and energy transition, with a focus on market diversification, expanding egress options, and decarbonizing the value chain.

•

Achieved significant progress on the Cedar LNG project by securing critical regulatory approvals and financing requirements, advancing commercial agreements with high-quality counterparties, and positioning the project for execution through key contractual milestones:

○	Played a pivotal role in progressing Cedar LNG announcement of a positive final investment decision through comprehensive planning, stakeholder engagement, and risk assessment.

○

Continued to strengthen the partnership between the Haisla Nation and Pembina on the Cedar LNG project, a floating LNG facility located in Kitimat, British Columbia, within the traditional territory of the Haisla Nation. The project still remains focused on delivering low-carbon, cost-effective Canadian LNG to emerging international markets and is poised to be one of the most environmentally sustainable LNG facilities in the world.

•	Advanced Pembina’s lower-carbon initiatives by progressing carbon capture projects, developing the Alberta Carbon Grid, and exploring opportunities in carbon credits, power generation, and biofuels.

•

Developed the Pembina Low Carbon Complex and hydrogen-as-ammonia projects by completing feasibility work, fostering partnerships, and addressing policy challenges to support a sustainable energy future.

•

Worked collaboratively across Pembina’s marketing, facilities, and pipelines divisions to advance carbon capture and storage initiatives while actively exploring energy transition opportunities. Efforts included developing facilities and industrial services within the hydrogen value chain and contributing to a strategic framework aimed at unlocking additional value for Pembina through the remarketing of its capacity.

•	Served as Pembina’s representative on the boards of directors for Cedar LNG and the Alberta Carbon Grid.

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Executive Compensation – Our Named Executive Officers

Janet Loduca

Senior Vice President, External Affairs and Chief Legal and Sustainability Officer

Ms. Loduca has been the Senior Vice President, External Affairs and Chief Legal and Sustainability Officer of Pembina since April 2021.

Ms. Loduca oversees Pembina’s legal, land, environment and regulatory, Indigenous engagement, government relations, communications, community investment, safety and insurance functions. She is also responsible for Pembina’s long-term sustainability strategy. She has almost 30 years of legal, environmental, regulatory, sustainability, business, and executive leadership experience. Prior to her current role, Ms. Loduca served as Pembina’s Vice President, Legal and Sustainability and General Counsel.

Prior to joining Pembina in 2020, Ms. Loduca held the position of Senior Vice President and General Counsel for Pacific Gas & Electric Company and PG&E Corporation (PG&E). Previously, Ms. Loduca held a number of other senior roles with PG&E including Vice President Investor Relations, Vice President Safety, Health and Environment, Vice President Corporate Relations, and Chief of Staff to the President of PG&E. Ms. Loduca was also instrumental in leading PG&E through its 2020 restructuring, and in navigating PG&E through the San Bruno pipeline incident.

Ms. Loduca has a Bachelor of Arts from the University of Washington and a Juris Doctor from the University of San Francisco.

2024 Results

Ms. Loduca achieved the following results in 2024

•

Oversaw legal, environmental and regulatory support for the positive final investment decision on the Cedar LNG project, an Indigenous-led partnership with the Haisla Nation to develop a floating liquified natural gas facility in Kitimat, British Columbia with nameplate capacity of 3.3mmpta.

•

Provided legal support for long-term customer agreements that support continued growth, including agreements with Dow Chemicals to supply and transport up to 50,000 barrels per day of ethane and two separate transactions with producers to acquire $492 million of assets in conjunction with agreements for future capital deployment and increased volume and length of contracts.

•	Supported Pembina’s acquisition of the remaining 14.6% interest in Aux Sable’s U.S. operations.

•	Supported bringing over $500 million of assets into service including the Phase VIII Peace Pipeline Expansion and the NEBC MPS Expansion.

•

Contributed to a strong safety culture, including a 10% increase in positive safety recognitions, a 60% increase in leadership field engagement, a 25% reduction in combined frequency of actual and potential serious injury or fatality (SIF/PSIF), an 11% reduction in total recordable injury frequency, and Pembina’s second annual Contractor Safety Summit.

•	Advanced Pembina’s GHG emissions intensity reduction target by developing a detailed roadmap to achieve Pembina’s target to reduce emissions 30% by 2030, relative to 2019 baseline emissions.

•

Enhanced employee and community engagement through Calgary and field-based townhalls, over 5,000 hours of employee volunteering, Pembina’s third annual RISE awards (‘Recognize Individuals who Show Excellence’), and acting as the co-executive sponsor of the Women’s Inclusion Network.

•

Executed Pembina’s Community Investment Strategy including strategically aligned partnerships with non-profit organizations such as Women Building Futures, Breakfast Club of Canada and Project Forest, investing $12.1 million in the communities in which Pembina operates.

•	Oversaw the successful renewal of Pembina’s insurance program.

•	Represented Pembina on the board of directors of Cedar LNG and Chinook Pathways.

Pembina Pipeline Corporation • 2025 Management Information Circular	87

Executive Compensation – Compensation and Share Performance

Compensation and Share Performance

The graph below shows the change in a $100 investment in Pembina common shares over the past five years (assuming all dividends are reinvested), compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). The graph also shows the total direct compensation awarded to our named executives each year and our adjusted cash flow from operating activities per share. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of long-term incentive awards. These are all indexed to $100 to provide a meaningful comparison.

Adjusted cash flow from operating activities per common share has increased from $4.36 per share in 2019 to $5.70 per share in 20241. This 31% increase is due to accretive organic growth and acquisitions over the period. In addition, the overall increase in total direct compensation awarded to our named executives from 2019 ($16.4 million) to 2024 ($24.7 million) can be attributed to the alignment of the peer comparison for the role of the CEO, alignment of compensation closer to the median of the expanded compensation peer group approved for 2023 and 2024 and higher short-term incentive awards due to strong corporate performance in 2024. See pages 71 and 72 for further details.

Pembina’s cumulative total return for the five-year period ending December 31, 2024 was 51% compared to the index return of 69%. Please note that the returns in the chart cannot be directly compared to TSR shown on page 81 which is calculated over the PSU three-year performance period.

1See Non-GAAP and other financial measures on page 104.

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Executive Compensation – Compensation and Share Performance

		At December 31

	Jan 1, 2020	2020	2021[2]	2022	2023	2024

Pembina total return ($)	100	67	92	116	123	151

S&P/TSX composite index ($)	100	106	132	125	139	169

Earnings per common share ($)	100	(32)	75	193	113	113

Adjusted EBITDA per common share[1] ($)	100	100	105	114	116	129

Cash flow from operating activities per common share ($)	100	83	98	107	97	114

Adjusted cash flow from operating activities per common share[1] ($)	100	95	110	111	110	131

Total direct compensation awarded to the named executives ($)	100	100	128	120	141	151

[1]	See Non-GAAP and other financial measures on page 104.
[2]

Total direct compensation awarded to the named executives for 2021 does not include additional compensation related to the leadership transition that occurred in 2021. Total direct compensation awarded to the named executives in 2021 includes:

•

total direct compensation paid to Michael Dilger, our previous President and Chief Executive Officer, from January 1, 2021 to November 19, 2021 (his last day with the company), less the lump sum payment to Mr. Dilger under his separation agreement;

•

total direct compensation paid to Scott Burrows from January 1, 2021 to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as Interim President and Chief Executive Officer;

•

total direct compensation paid to Cameron Goldade from November 19, 2021 (the date Mr. Goldade was appointed to his interim role) to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as Interim Chief Financial Officer; and

•	the total direct compensation paid to each of Stuart Taylor, Jaret Sprott and Harry Andersen from January 1, 2021 to December 31, 2021.

Pay for performance

The graph below compares our adjusted EBITDA per common share for the past five years to the total direct compensation awarded to the named executives, on an aggregate and per common share basis, as well as on a per common share basis as a percentage of adjusted EBITDA per common share. The graph shows a steady increase in adjusted EBITDA per common share from 2020 to 2023 and total direct compensation paid to the named executives, per common share as a percentage of adjusted EBITDA per share, also increased during the same time period, although the increase did not follow as steady of a path due to the impacts of the pandemic in 2020 and a significant leadership transition that occurred in 2021. As noted above, the increase in total direct compensation awarded to the named executives per common share as a percentage of adjusted EBITDA per common share from 2020 (0.50%) to 2024 (0.56%) can be attributed to an increase in base salaries to align salaries closer to the median of the expanded compensation peer group approved for 2022 and higher short-term incentive awards due to stronger corporate performance in 2022, 2023 and 2024 — see pages 71 and 72 for further details.

Pembina Pipeline Corporation • 2025 Management Information Circular	89

Executive Compensation – Compensation and Share Performance

At December 31	2020	2021[2]	2022	2023	2024

Earnings per common share ($)	($0.86)	$2.00	$5.14	$3.00	$3.00

Adjusted EBITDA per common share[1] ($)	$5.97	$6.24	$6.78	$6.95	$7.69

Total direct compensation awarded to the named executives, per common share, as a percentage of adjusted EBITDA per common share (%)[1] (based on weighted average share count)	0.50%	0.64%	0.52%	0.60%	0.56%

Total direct compensation awarded to the named executives ($ millions)	16.3	20.9	19.5	23.1	24.7

Total direct compensation awarded to the named executives, per common share ($)	0.030	0.038	0.035	0.042	0.043

[1]	See Non-GAAP and other financial measures on page 104.
[2]	Total direct compensation awarded to the named executives in 2021 does not include additional compensation related to the leadership transition that occurred in 2021 and includes:
•	total direct compensation paid to Michael Dilger from January 1, 2021 to November 19, 2021 (his last day with the company), less the lump sum payment to Mr. Dilger under his separation agreement;
•

total direct compensation paid to Scott Burrows from January 1, 2021 to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as Interim President and Chief Executive Officer;

•

total direct compensation paid to Cameron Goldade from November 19, 2021 (the date Mr. Goldade was appointed to his interim role) to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as Interim Chief Financial Officer; and

•	the total direct compensation paid to each of Stuart Taylor, Jaret Sprott and Harry Andersen from January 1, 2021 to December 31, 2021.

Pembina Pipeline Corporation • 2025 Management Information Circular	90

Executive Compensation – 2024 Executive Compensation Details

2024 Executive Compensation Details

Summary compensation table

The table below shows the value of all compensation paid to the named executives from 2022 to 2024.

		Salary[1] ($)	Share-based awards[2] ($)	Option-based awards[3] ($)	Non-equity incentive plan compensation Annual incentive plans[4] ($)	Pension value[5] ($)	All other compensation[6] ($)	Total compensation ($)

Scott Burrows[9] President and Chief Executive Officer	2024	1,283,333	6,966,000	774,000	2,534,600	192,059	90,612	11,840,604
	2023	1,250,000	6,000,000	1,500,000	2,567,200	120,139	89,290	11,526,629
	2022	1,250,000	5,000,000	1,250,000	2,515,600	1,208,425	87,082	11,311,107

Cameron Goldade[7] Senior Vice President and Chief Financial Officer	2024	591,668	1,620,000	180,000	702,900	127,904	48,209	3,270,681
	2023	545,834	1,100,000	275,000	665,600	104,656	46,721	2,737,811
	2022	492,535	654,000	163,500	563,700	287,563	38,453	2,199,751

Jaret Sprott[8] Senior Vice President and Chief Operating Officer	2024	691,652	2,520,000	280,000	954,800	171,163	53,488	4,671,103
	2023	633,333	1,820,000	455,000	900,800	184,139	50,057	4,043,329
	2022	533,333	1,100,000	275,000	682,400	236,691	40,493	2,867,917

Stuart Taylor Senior Vice President and Corporate Development Officer	2024	617,492	1,395,000	155,000	742,800	54,408	48,504	3,013,204
	2023	601,666	1,210,020	302,500	697,500	52,695	47,968	2,912,349
	2022	582,500	1,170,000	292,500	701,600	108,423	42,951	2,897,974

Janet Loduca Senior Vice President, External Affairs and Chief Legal and Sustainability Officer	2024	566,668	1,282,500	142,500	673,200	100,414	46,959	2,812,241
	2023	541,667	1,100,000	275,000	628,000	95,181	46,512	2,686,360
	2022	486,667	1,000,000	250,000	586,200	126,819	39,655	2,489,341

Total	2024	3,750,813	13,783,500	1,531,500	5,608,300	645,948	287,771	25,607,832

[1]	Total base salary earned as of December 31 each year.
[2]	Share-based awards
•

The amount for 2024 represents the fair value of RSUs and PSUs granted to the named executives for 2024. We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $45.13 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 29, 2023).

•

The RSUs granted in 2024 are scheduled to vest 1/3 per year, on December 31 of 2024, 2025 and 2026. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting.

•	The PSUs granted in 2024 are scheduled to vest on December 31, 2026 as long as the performance vesting criteria have been met.
•

The number of PSUs that vest, and the payout the named executives receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200% and the trading value of our common shares at the time of vesting. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

•	Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units). See page 78 for information about RSUs and PSUs.
[3]	Option-based awards

• Option value is calculated as a percentage of base salary (see page 79).	Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price

• We calculated the number of options granted using $12.64 per option, an estimate based on the Black-Scholes option pricing model using the key assumptions set out	5.57%	44.12%	3.72%	4.11 years	$49.58

   in the table to the right. This approach is consistent with the majority of companies in our peer group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $49.58 per option, the volume-weighted average price of Pembina shares on the TSX for the twenty days before May 21, 2024, to set the number of options for board approval for 2024 grants.

[4]	Short-term incentive awards earned for the year but paid in the following year.
[5]

Includes all compensation related to our pension plans. The amount includes service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 94 for information about our pension plans.

[6]	Includes the actual costs incurred by Pembina related to a car allowance, the Pembina group savings plan match, which provides up to 5% of annual salary on a matching basis, and parking.

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Executive Compensation – 2024 Executive Compensation Details

[7]

Mr. Goldade was appointed Senior Vice President and Chief Financial Officer, effective August 25, 2022. The increase in his compensation from 2022 to 2023 reflects his mid-year appointment to this role.

[8]

Mr. Sprott was appointed Senior Vice President and Chief Operating Officer, effective February 22, 2022. Mr. Sprott’s compensation increase from 2022 to 2023 was primarily attributed to align with the revised market match of his chief operating officer role in the compensation peer group.

[9]	Mr. Burrows’ pension value in 2022 is largely due to the increase in his salary from 2021 to 2022 due to his appointment as President and Chief Executive Officer in February 2022.

Equity incentives

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options granted to the named executive officers that were outstanding at December 31, 2024.

	Option-based awards				Share-based awards

	Number of shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options[1] ($)	Number of shares or units of shares that have not vested[2,3]	Market or payout value of share-based awards that have not vested[2,3]	Market or payout value of vested share-based awards not paid out or distributed

Scott Burrows[4]
	18,106	48.75	Aug 13, 2026	78,942			-
	300,000	37.31	Mar 22, 2028	4,740,000	Total RSUs: 54,325	Total RSUs: $2,885,201
	47,294	45.45	Mar 7, 2029	362,272
	90,009	45.71	Mar 6, 2030	666,067
	61,234	50.46	May 20, 2031	162,270	Total PSUs: 199,315	Total PSUs: $10,585,620

Total:	516,643			6,009,551		$13,470,820

Cameron Goldade[4]
	70,000	37.31	Mar 22, 2028	1,106,000			-
	4,673	45.45	Mar 7, 2029	35,795	Total RSUs: 11,739	Total RSUs: $623,458
	3,027	43.45	Oct 5, 2029	29,241
	16,501	45.71	Mar 6, 2030	122,107
	14,241	50.46	May 20, 2031	37,739	Total PSUs: 41,880	Total PSUs: $2,224,247

Total:	108,442			1,330,882		$2,847,705

Jaret Sprott[4]
	9,546	46.27	Aug 14, 2025	65,295			-
	9,545	45.45	Nov 12, 2025	73,115	Total RSUs: 18,590	Total RSUs: $987,315
	26,336	48.43	Mar 4, 2026	123,252
	13,168	48.75	Aug 13, 2026	57,412
	13,168	46.86	Nov 11, 2026	82,300	Total PSUs: 66,794	Total PSUs: $3,547,429
	200,000	37.31	Mar 22, 2028	3,160,000
	31,215	45.45	Mar 7, 2029	239,107
	40,954	45.71	Mar 6, 2030	303,060
	22,152	50.46	May 20, 2031	58,703

Total:	366,084			4,162,244		$4,534,744

Stuart Taylor[4]

	15,152	46.27	Aug 14, 2025	103,640			-
	15,151	45.45	Nov 12, 2025	116,057	Total RSUs: 10,905	Total RSUs: $579,165
	18,106	46.86	Nov 11, 2026	113,163
	100,000	37.31	Mar 22, 2028	1,580,000
	33,201	45.45	Mar 7, 2029	254,320	Total PSUs: 40,042	Total PSUs: $2,126,631
	27,228	45.71	Mar 6, 2030	201,487
	12,263	50.46	May 20, 2031	32,497

Total:	221,101			2,401,163		$2,705,795

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Executive Compensation – 2024 Executive Compensation Details

	Option-based awards				Share-based awards

	Number of shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options[1] ($)	Number of shares or units of shares that have not vested[2,3]	Market or payout value of share-based awards that have not vested[2,3]	Market or payout value of vested share-based awards not paid out or distributed

Janet Loduca[4]
	70,000	37.31	Mar 22, 2028	1,106,000			-
	6,340	40.26	Aug 15, 2028	81,469	Total RSUs: 9,987	Total RSUs: $530,410
	28,377	45.45	Mar 7, 2029	217,368
	24,752	45.71	Mar 6, 2030	183,165
	11,274	50.46	May 20, 2031	29,876	Total PSUs: 36,625	Total PSUs: $1,945,154

Total:	140,743			1,617,878		$2,475,563

[1]	The value of an option is estimated at $53.11 per share (the closing price of our common shares on the TSX on December 31, 2024) less the exercise price of the option.
[2]	Includes:
•	1/3 of the RSUs granted in 2023 that vest and pay out on December 31, 2025; and
•	2/3 of the RSUs granted in 2024 that vest and pay out: 1/3 on December 31, 2025 and 1/3 on December 31, 2026.
•	Dividend units accrued at $2.655 for 2023 and $2.7375 for 2024.

Estimated at $53.11 per share (the closing price of our common shares on the TSX on December 31, 2024).

[3]	Includes:
•	PSUs granted in 2023 that vest on December 31, 2025 (if performance vesting criteria have been met); and
•	PSUs granted in 2024 that vest on December 31, 2026 (if performance vesting criteria have been met).
•	Dividend units accrued at $2.655 for 2023 and $2.7375 for 2024.

Estimated at $53.11 per share (the closing price of our common shares on the TSX on December 31, 2024). Assumes that 100% of the PSUs are paid out at a performance multiplier of 1.0. See page 81 for information about the performance multiplier.

[4]

A one-time retention grant of options was issued to each of the named executives on March 23, 2021 in response to an increase in responsibilities and market conditions in 2021. The options expire on March 22, 2028. Unlike most of our option awards which vest 1/3 each year over three years, this retention grant vests 100% on the fourth anniversary of the grant.

Value vested or earned during the year on short-, medium- and long-term incentives

The table below shows the value of options, RSUs and PSUs granted to our named executive officers that vested in 2024, as well as the short-term incentive awards (non-equity incentive) earned for 2024.

	Option-based awards — value vested during the year[1] ($)	Share-based awards — value vested during the year[2] ($)	Non-equity incentive plan compensation — value earned during the year[3] ($)

Scott Burrows	$1,059,324	$10,764,615	$2,534,600

Cameron Goldade	$149,381	$1,728,570	$702,900

Jaret Sprott	$453,715	$1,348,272	$954,800

Stuart Taylor	$497,728	$1,548,837	$742,800

Janet Loduca	$266,615	$1,175,903	$673,200

[1]

Value that would have been realized if options had been exercised on December 31, 2024, calculated as the difference between the closing price of our common shares on the TSX on December 31, 2024 ($53.11) and the exercise price of the options, multiplied by the number of options.

[2]

Share-based awards include payouts of RSUs and PSUs that vested in 2024, along with the dividend units they earned to December 31, 2024 (see page 79). Dividends accrued each year as follows: 2022 $2.55; 2023: $2.655; and 2024: $2.7375. To recognize the additional responsibilities in connection with the appointment to their interim roles in November 2021, Mr. Burrows and Mr. Goldade were granted a one-time RSU award that vested 100% in November 2024 along with dividends accrued up to the vesting date.

[3]	Annual incentive awards for 2024, which were paid in 2025.

Stock options exercised in 2024

The table below shows the stock options exercised by the named executives in 2024. The gain is the difference between the exercise price of the option and the share price at the time of exercise multiplied by the number of options exercised.

	Number of options exercised	Gain on the options exercised ($)

Scott Burrows	310,619	$2,056,681

Cameron Goldade	31,998	$308,434

Jaret Sprott	75,430	$864,148

Stuart Taylor	184,497	$1,642,602

Janet Loduca	14,095	$203,255

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Executive Compensation – 2024 Executive Compensation Details

Pension plan benefits

Pension plan

All full-time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the pension plan. We also offer a supplementary retirement plan available only to eligible employees. You can find more information about these plans in Note 21 to our 2024 Audited Consolidated Financial Statements, which can be found on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated on January 1 of each calendar year by adding the participant’s age and the number of years of permanent service with Pembina. Prior to January 1, 2021, those with fewer than 50 points were in the defined contribution plan and those with 50 points or more were in the defined benefit plan.

Effective January 1, 2021, Pembina revised the eligibility requirements for the defined benefit plan. Employees whose age plus years of service was 40 points at January 1, 2021 were given a one-time opportunity to remain in the defined contribution plan or move to the defined benefit plan when they reach 50 points. All other employees will remain in the defined contribution plan. Newly appointed executives will be given the choice of participating in either the defined benefit or defined contribution plan.

Early retirement starts at age 55 and normal retirement at age 65.

Defined contribution plan

Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan for employees not otherwise eligible for the defined benefit plan as follows:

•	5% of the employee’s base earnings semi-monthly for employees with less than 40 points; and
•	10% of the employee’s base earnings semi-monthly for employees greater than 40 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4% of the employee’s highest three-year average base salary in the final 120 months of employment multiplied by the employee’s defined benefit pensionable service. If the employee retires early, the pension benefit is reduced by 0.25% for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by financial assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Eligible employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada).

Liabilities under the supplementary plan are unsecured.

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Executive Compensation – 2024 Executive Compensation Details

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

	Years of credited service	Annual benefits payable[2] ($)		Present value of defined benefit obligation as at January 1, 2024 ($)	Compensatory change[3] ($)	Non- compensatory change[4] ($)	Present value of defined benefit obligation as at December 31, 2024 ($)
		at year end	at age 65

Scott Burrows[1]	10	176,556	540,497	2,002,542	192,059	92,916	2,287,517

Cameron Goldade[1]	7.5	57,051	222,961	639,810	127,904	32,849	800,563

Jaret Sprott	10	86,722	267,093	1,040,855	171,163	50,512	1,262,530

Stuart Taylor	15.5	130,320	143,056	1,826,793	54,408	98,780	1,979,981

Janet Loduca	4.2	31,014	95,200	341,449	100,414	34,686	476,549

[1]

Mr. Burrows became eligible for the defined benefit pension plan on January 1, 2015. He is also entitled to benefits under the defined contribution plan in the amount of $117,503. Mr. Goldade became eligible for the defined benefit pension plan on July 1, 2017 and is also entitled to benefits under the defined contribution plan in the amount of $64,012.

[2]

Annual benefits payable represents the estimated annual pension, excluding any applicable early retirement reductions that would be received by the named executive based on years of credited service and actual executive earnings as at December 31, 2024.

[3]

The compensatory change is the increase or decrease in the pension obligation for 2024, which includes the annual service cost, differences between actual and estimated compensation and the impact of plan changes, if any. Compensatory changes may fluctuate year-to-year as changes in compensation impact the pension obligation for all years of credited service.

[4]

The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2024 and changes to mortality rate tables and discount rates.

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Executive Compensation – 2024 Executive Compensation Details

Termination and change of control

The table below shows the payments we will make to the named executives when employment is terminated for any reason or if there is a change of control of Pembina, as specified in their employment agreements, plan text and grant certificates.

	Cash payment	Share unit plan	Stock option plan[5]

Retirement	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company

•   grants made during the retirement year are prorated to the retirement date

•   unvested options continue to vest, and vested options can be exercised within three years from the last day of active employment or until the option expires (whichever is earlier)

Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• same as retirement

Resignation[1]	• none	• unvested RSUs and PSUs are forfeited and cancelled	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)

Death	• none	• unvested RSUs and PSUs become fully vested and are paid out as soon as possible thereafter, including all dividend units

•   all unvested options vest immediately and all options may be exercised by the legal representative(s) of the estate during the first 365 days following death but prior to the expiry date of the options

Constructive dismissal	• severance payment (see page 97)	• same as retirement	• same as retirement

Termination without cause	• severance payment • (see page 97)	• same as retirement	• same as retirement

Termination with cause	• none	• same as resignation	• options expire immediately

Change of control[2]	• none

•   unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units

•   the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

•   option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[3,4]

[1]	In the event the CEO voluntarily resigns after January 1, 2025 all share and option awards continue to vest and are paid out the same as they would otherwise be paid out on retirement.
[2]

If any named executives are offered continued employment on comparable terms following a change of control, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.

[3]

The exceptions are: (a) the transaction does not provide for substitution or replacement of Pembina’s common shares; (b) the board (acting reasonably) determines that substituting or replacing Pembina’s shares is not practical to implement or would result in adverse tax consequences for option holders; and (c) the replacement securities are not (or will not be) listed and posted on a recognized stock exchange. In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditionally upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

[4]

If any named executive officer is not offered continued employment on comparable terms following a change of control, all of such named executive officer’s unvested options will fully vest on the effective date of the change of control.

[5]	Starting in 2025, stock options will no longer be granted as part of the named executives’ annual target direct compensation.

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Executive Compensation – 2024 Executive Compensation Details

Severance Payment

We grant severance payments to the named executives for:

•	termination without cause;
•	constructive dismissal; and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 90 days of the effective date of the transaction).

These events are defined in the employment agreements. Under these circumstances, executives are entitled to receive a severance payment equal to the notice period specified in the executive’s contract (two years for all named executives) multiplied by the sum of the executive’s:

•	salary for the current year;

•	another 20% of current salary (in lieu of employment benefits and certain other payments); and

•	the simple average of annual short-term incentive awards for the past three years.

An executive entitled to severance payment can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving.

The employment agreements include standard confidentiality provisions, and non-competition and non-solicitation provisions for varying time periods. As a condition of payment of the severance payment, an executive is required to deliver a release in favour of the company from any further obligation or liability and agreeing to maintain their share ownership requirements for one year from the termination date.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•   acquisition of 50% or more of our issued and outstanding voting securities;

•   sale of more than 50% of our net assets;

•   an acquisition requiring shareholder approval;

•   dissolution, liquidation or winding-up of the company;

•   change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; or

•   another comparable event, as determined by the board.

Share unit plan

One of the following:

•   acquisition of 50% or more of our issued and outstanding voting securities;

•   sale of more than 50% of our net assets;

•   an acquisition requiring shareholder approval;

•   dissolution, liquidation or winding-up of the company;

•   the majority of directors step down from the board; or

•   another comparable event, as determined by the board.

Note that change of control payments under the share unit plan are subject to a “double trigger”, which means payments are made only if the chief executive officer, chief financial officer and other senior vice presidents are not offered continued employment on comparable terms following a change of control.

Stock option plan

One of the following:

•   completion of a merger, amalgamation or an arrangement;

•   sale of all or substantially all our assets and undertakings;

•   the company becoming subject to a takeover bid; or

•   another comparable transaction.

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Executive Compensation – 2024 Executive Compensation Details

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2024 (with and without a change of control).

	Salary[1] ($)	Short-term incentive award[2] ($)	Benefits and perquisites ($)	Share unit plan payments[4] ($)		Option plan payments[6] ($)		Totals[7] ($)
				Termination without cause/ constructive dismissal[3]	Change of control and termination[5]	Termination without cause/ constructive dismissal	Change of control and termination	Termination without cause/ constructive dismissal	Change of control and termination

S. Burrows	2,580,000	5,078,267	516,000	13,470,820	13,470,820	6,009,551	6,009,551	27,654,638	27,654,638

C. Goldade	1,200,000	1,288,133	240,000	2,847,705	2,847,705	1,330,882	1,330,882	6,906,720	6,906,720

J. Sprott	1,400,000	1,692,000	280,000	4,534,744	4,534,744	4,162,244	4,162,244	12,068,988	12,068,988

S. Taylor	1,240,000	1,427,933	248,000	2,705,795	2,705,795	2,401,163	2,401,163	8,022,891	8,022,891

J. Loduca	1,140,000	1,258,267	228,000	2,475,563	2,475,563	1,617,878	1,617,878	6,719,708	6,719,708

[1]	2024 base salary multiplied by the notice period (see page 97).
[2]	Notice period multiplied by the average of the short-term incentive awards earned for 2022, 2023 and 2024.
[3]	On a termination without cause or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.
[4]	Estimated at $53.11 per share (the closing price of our common shares on the TSX on December 31, 2024). Includes RSUs and PSUs accrued as dividend equivalents and PSU performance at target.
[5]

Amounts under the share unit plan are payable following a change of control only if any of the named executives are not offered continued employment on comparable terms. See page 96 for more information.

[6]

The value of options is estimated at $53.11 per share (the closing price of our common shares on the TSX on December 31, 2024) less the stock option grant price multiplied by the number of outstanding options. See page 92 for details.

[7]	Totals include salary, short-term incentive awards, benefits and perquisites, share unit plan payments and option plan payments.

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Information about the long-term incentive plans

Securities authorized for issuance under equity compensation plans

Authorized for issuance from treasury under our long-term incentive plans at the end of 2024:

•	Dilution of outstanding options as a percentage of common shares outstanding as at December 31, 2024: 0.72%
•	2024 grants as a percentage of common shares outstanding (burn rate): 0.03% (2023: 0.1%; 2022: 0.1%)

	Number of securities reserved for issuance upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in (a)) (c)

Equity compensation plans approved by securityholders	4,172,453	$41.78	6,919,217

Total	4,172,453	$41.78	6,919,217

Stock option plan

The stock option plan was introduced in 2011 and amended in 2017, 2020, 2022 and 2023. In February 2020, the board approved an amendment to the plan to allow for immediate vesting of options in the event of death for all eligible employees. In August 2022, the board approved an amendment to the plan to allow for options to be exercised on a net settlement basis to reduce share dilution, and in August 2023, the board approved an amendment to provide clarity on the treatment of stock options upon termination. None of these amendments required shareholder approval.

Since 2021, we have reduced the number of stock options granted on an annual basis, first by limiting stock option grants to senior and executive level employees only. In 2025, stock option grants will no longer be granted as part of annual compensation for any employees. Stock options will be granted for specific one-time grants when and if required.

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.

Eligibility	All employees.

Award	Options to buy common shares. Options cannot be assigned or transferred.

Shares reserved and available

38,000,000 common shares have been reserved for issue under the plan (6.5% of 580,583,569 issued and outstanding common shares as at December 31, 2024). We have issued 20,334,216 common shares for option exercises under the plan since its inception in 2011 and a further 6,574,114 options were surrendered in connection with net settlement exercises of common shares. Therefore, there are 11,091,670 common shares remaining for future issuance (1.91% of issued and outstanding common shares as at December 31, 2024). Out of the 11,091,670 common shares remaining for future issuance under the plan, 4,172,453 have been reserved for issuance upon the exercise of options. Accordingly, as at December 31, 2024, 6,919,217 options were available for issuance under the plan.

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future. Shares reserved for issuance and withheld from issuance under the net settlement option exercise method are not available to issue in the future and are removed from the reserve.

Shares issuable and outstanding Also see Note 22 to our 2024 Audited Consolidated Financial Statements

As at December 31, 2024 there were 4,172,453 common shares issuable on the exercise of outstanding options granted under the stock option plan:

•   exercise prices: from $26.83 to $50,46;

•   average weighted exercise price: $41.78;

•   expiration dates: from March 2025 to May 2031; and

•   0.72% of common shares outstanding.

Granting and issuing stock options	The board grants options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.

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Vesting, expiry and payout

Vesting and expiry are determined by the board, but the expiry date cannot be more than seven years after the date the options were granted.

Historically, the board has granted options with a seven-year term that vest 1/3 each year over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire during or within 10 days of the end of a trading blackout.

Each option that vests can be used to buy one common share.

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.

Net settlement/cashless exercise	A participant may exercise options on a net settlement basis and receive a number of common shares with a market value equal to the in-the-money value of such options at the time of exercise, rather than tendering the exercise price in cash and receiving a number of shares equal to the number of options exercised. The number of underlying common shares reserved for issue under the options exercised on a net settlement basis, and not the actual number of shares issued, will be deducted from the plan.

Termination and change of control

In the case of all terminations, except termination for cause (subject to the terms of the option grant, the certificate evidencing the options, or an employment agreement):

•   unvested options expire immediately; and

•   vested options can be exercised within 90 days of notice of termination or the last day of active employment (whichever is later).

In the case of a termination for cause:

•   unvested options expire immediately; and

•   vested options are forfeited.

On a change of control:

•   option holders are granted the number of securities of the new issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:

•   the transaction does not provide for substitution or replacement of Pembina’s common shares;

•   the board (acting reasonably) determines that a substitution or replacement of Pembina’s shares is not practicable or that it would result in adverse tax consequences for option holders; or

•   the replacement securities are not (or will not be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditional upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

A change of control is defined as one of the following:

•   completion of a merger, amalgamation or an arrangement;

•   sale of all or substantially all our assets and undertakings;

•   the company becoming subject to a takeover bid; or

•   another comparable transaction.

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 580,583,569 common shares as at December 31, 2024) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the total number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single-year limit

Individual insiders: same as individual limit, but excluding common shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding common shares issued to insiders as a group under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

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Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes to outstanding awards that could affect them negatively.

The following changes require approval of a majority of shareholders:

•   increasing the number (or percentage) of shares that can be issued through the plan;

•   making a change that will reduce the exercise price of an outstanding option (including by cancelling and reissuing the option);

•   extending the expiry date of an option (except to avoid a trading blackout period);

•   adding new types of eligible participants;

•   changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

•   making changes to types of changes that can be made to the plan with and without shareholder approval.

Plan changes may also need to be approved by the applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.

Closing the plan	The board can suspend or terminate the plan at any time.

Share unit plan

The share unit plan was introduced in 2010.

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

•   whether awards should be granted;

•   when awards will be granted;

•   who will receive awards;

•   grant dates, performance and vesting periods;

•   the fair market value of common shares;

•   how the number of RSUs and PSUs granted will be determined;

•   time, performance and other vesting conditions (including multipliers);

•   setting, changing and rescinding plan and grant agreements, regulations and terms;

•   interpreting the plan and any related grant agreements; and

•   all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or our executive, or to agents or third-party administrators, if allowed by law and the board’s charter and subject to the plan’s rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

•   accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;

•   waive any term or condition attached to an award; or

•   decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

The board may also decide that payment and settlement will happen immediately or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by the applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.

Change of control	See Termination and change of control on page 96.

Pembina Pipeline Corporation • 2025 Management Information Circular	101

General Information

This section includes other important information about Pembina and our directors and executive officers.

You can find more information about Pembina on our website (www.pembina.com), on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

General Information

Interest in the business of the meeting, material transactions and indebtedness

To the best of our knowledge, no person who has been a director or executive of Pembina at any time since January 1, 2024, none of the nominated directors, and none of their respective associates or affiliates:

•

has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors or the appointment of auditors);

•

had or has a material interest, direct or indirect, in any transaction since January 1, 2024 or in any proposed transaction that has materially affected or will materially affect Pembina or any of our subsidiaries; or

•	is currently indebted to Pembina or any of our subsidiaries or has been at any time since January 1, 2024.

Advisories

Forward-looking information

This document contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”), including forward-looking statements within the meaning of the “safe harbor” provisions of applicable securities legislation, that are based on Pembina’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as “continue”, “anticipate”, “schedule”, “will”, “expects”, “estimate”, “potential”, “planned”, “future”, “outlook”, “strategy”, “project”, “trend”, “commit”, “maintain”, “focus”, “ongoing”, “believe” and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina’s corporate strategy, including its strategic priorities and their expected impact on Pembina; statements and expectations related to Pembina’s commitment to, and the effectiveness and impact of, its ESG initiatives, goals and targets, including GHG emissions reductions targets and EDI targets; expectations relating to the development and anticipated benefits of Pembina’s new projects and developments, including the Alberta Carbon Grid and the Cedar LNG Project, including the expected timing thereof; statements regarding the anticipated benefits of Pembina’s acquisition of the remaining interests in the Alliance Pipeline and Aux Sable assets; competitive conditions and Pembina’s ability to position itself competitively in the industry; and statements regarding the goals and outcomes of our compensation for directors and named executive officers, as well as future actions taken in respect thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this circular regarding, among other things: the success of Pembina’s operations; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; that all required regulatory and environmental approvals can be obtained on acceptable terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; and certain other assumptions in respect of Pembina’s forward-looking statements detailed in Pembina’s Annual MD&A and Annual Information Form for the year ended December 31, 2024 and from time to time in Pembina’s public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina’s website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital; changes in credit ratings; and certain other risks and uncertainties detailed in Pembina’s Annual MD&A and Annual Information Form for the year ended December 31, 2024 and from time to time in Pembina’s public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina’s website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline Corporation • 2025 Management Information Circular	103

General Information

Non-GAAP and other financial measures

Throughout this circular, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina’s financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina’s financial performance to investors and analysts.

In this circular, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities per common share and total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share. These non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. These measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to measures and ratios of Pembina’s financial performance or cash flows specified, defined or determined in accordance with GAAP, including revenue, earnings (loss) before income tax and earnings per share and cash flow from operating activities.

Except as otherwise described herein, these non-GAAP financial measures are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share

Total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share is a non-GAAP ratio and is calculated by dividing total direct compensation awarded to the named executives, per share, by adjusted EBITDA per share.

Management utilizes total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share as it believes the measure provides useful information to investors for comparing compensation paid by the company to its named executives relative to company performance.

Additional information

Additional information relating to adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities per common share, including disclosure of the composition of such non-GAAP financial measures and non-GAAP ratios, an explanation of how such non-GAAP financial measures and non-GAAP ratios provides useful information to investors and the additional purposes, if any, for which management uses such non-GAAP financial measures and non-GAAP ratios, an explanation of the reason for any change in the label or composition of such non-GAAP financial measures and non-GAAP ratios from what was previously disclosed and a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP, is contained in the “Non-GAAP & Other Financial Measures” section of the MD&A, which section is incorporated by reference in this circular. The MD&A is available on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) and Pembina’s website (www.pembina.com).

Pembina Pipeline Corporation • 2025 Management Information Circular	104

Schedule “A” Board Charter

Schedule A

I.	GENERAL

The Board of Directors (the “Board”) has the responsibility to supervise the management of the business and affairs of Pembina Pipeline Corporation (“Pembina” or the “Corporation”) and to act in the best interests of the Corporation, including holders of the Corporation’s shares (the “Shareholders”). A fundamental objective of the Board is to enhance and preserve the amount of cash to be distributed to the Corporation’s Shareholders, to enhance and preserve the long-term value and success of the Corporation, to confirm that the Corporation meets its obligations on an ongoing basis and to confirm that Pembina operates in a safe and reliable manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, customers and communities).

The Board has responsibility for managing its own affairs and the stewardship of the Corporation, including constituting committees of the Board and determining director compensation. The Board oversees the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct.

The Board carries out its responsibilities with a view to the purpose of the Corporation. Its role is to support Pembina’s commitment to achieving its strategy, including its four strategic priorities:

1.	To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.

2.

To thrive, we will invest in energy transition to improve the basins in which we operate. We will prioritize lighter commodities as we continue to invest in new infrastructure and expand our portfolio to include new businesses associated with lower-carbon commodities.

3.

To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.

4.	To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups meaning that:

•	Employees say we are the ‘employer of choice’ and value our safe, respectful, collaborative, and inclusive work culture.
•	Communities welcome us and recognize the net positive impact of our social and environmental commitment.
•	Customers choose us first for reliable and value-added services.
•	Investors receive sustainable industry-leading total returns.

This Charter operates in conjunction with the Corporation’s Corporate Governance Guidelines, the respective charters of each committee of the Board, the position descriptions for the chair of the Board (the “Board Chair”), the chair of each committee of the Board (each a “Committee Chair”) and the Chief Executive Officer (“CEO”).

II.	MEMBERSHIP

The Board is to consist of a minimum of five (5) and a maximum of thirteen (13) directors. A majority of the Board must be directors who are independent pursuant to the Corporation’s Director Independence Guidelines and applicable law.

The Board shall propose the list of nominees for individual election as directors of the Corporation to be put before the annual meeting of Shareholders of the Corporation to be effected by an ordinary resolution passed by a majority of the votes cast by Shareholders.

III.	BOARD CHAIR

The independent members of the Board will appoint the Board Chair annually, who must be independent, as determined pursuant to the Corporation’s Director Independence Guidelines and applicable law.

The Board has approved and will periodically review and approve any changes to the position description for the Board Chair.

Pembina Pipeline Corporation • 2025 Management Information Circular	A-2

Schedule A

IV.	COMMITTEES OF THE BOARD

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time):

(a)	Audit Committee;

(b)	Human Resources and Compensation Committee;

(c)	Safety, Environment and Operational Excellence Committee; and

(d)	Governance, Nominating and Corporate Social Responsibility Committee.

Each committee will function according to a written charter and will annually review and assess the adequacy of their committee charter and make any recommendations for amendments to the Governance, Nominating and Corporate Social Responsibility Committee. The Governance, Nominating and Corporate Social Responsibility Committee will review and recommend any changes it deems necessary to the Board for approval.

V.	MATTERS REQUIRING BOARD APPROVAL

Certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including, other than as required by law:

(a)	submitting to Shareholders any matter requiring their approval;

(b)	filling vacancies among the directors or appointing additional directors;

(c)	approving borrowing;

(d)	authorizing Pembina to issue debt or equity securities, declare dividends, or purchase the Corporation’s own shares;

(e)	approving prospectuses, if any;

(f)

approving continuous disclosure documents which are “core” documents, including annual and interim financial statements, the related management’s discussion and analysis (“MD&A”) and earnings press release, annual information form, and management information circulars;

(g)	adopting, amending or repealing by-laws;

(h)	establishing a process to adequately provide for management succession and, from time to time, reviewing succession plans;

(i)	maintaining an understanding of the boundaries between the respective responsibilities of the Board and management and establishing limits on the authority delegated to management;

(j)	directing management to implement systems that are designed to ensure that Pembina operates within applicable laws and regulations, and to the highest ethical and moral standards;

(k)

satisfying itself as to the business and professional integrity of the CEO and other senior executives, as well as the CEO’s leadership in the creation of a culture of integrity throughout the Corporation; and

(l)	with the assistance of reports and/or recommendations of the Human Resources and Compensation Committee:

(i)	appointing and approving the remuneration of the CEO and the other senior executive officers, and providing them with advice and counsel in the execution of their duties;

(ii)	monitoring and evaluating the performance of the CEO and other senior executive officers;

(iii)	approving employment agreements, severance arrangements and change in control agreements and provisions relating to the CEO and other senior executives; and

(iv)	approving the adoption of equity compensation plans, incentive plans including performance metrics and targets.

Pembina Pipeline Corporation • 2025 Management Information Circular	A-3

Schedule A

VI.	STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for the Corporation and to participate with management in developing and approving a strategy to achieve these goals. The Board will:

(a)

adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and

(b)	monitor the Corporation’s performance against its strategic plan.

VII.	RISK MANAGEMENT

A.	General Oversight

The Board has the responsibility to understand the principal risks of the business in which Pembina is engaged and verify that Pembina achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of Pembina.

The Board will:

(a)	confirm that a management system is in place to identify the principal risks to Pembina and its business and that appropriate procedures are in place to monitor and mitigate those risks;

(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and

(c)	confirm that processes are in place to comply with the declaration of trust governing the Corporation’s by-laws, Code of Conduct, and all other significant policies and procedures.

B.	Enterprise Risk Management

The Board is directly responsible for overseeing the risk identification, assessment and management program of the Corporation by discussing guidelines and policies to govern the process by which risk identification, assessment and management is undertaken. At least annually, in conjunction with senior management, internal legal counsel and, as necessary, external legal counsel and the Corporation’s internal and external auditors, the Board will review the following:

(a)

the Corporation’s method of reviewing significant risks inherent in the Corporation’s business, assets, facilities, and strategic directions, including the Corporation’s risk management and evaluation process;

(b)

guidelines and policies with respect to risk assessment and risk management, including the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures;

(c)	the Annual Corporate Enterprise Management Risk Assessment and updates;

(d)	the major financial risk exposures and steps management has taken to monitor and manage such exposures;

(e)

the loss prevention policies, risk management programs, disaster response and recovery programs, and standards and accountabilities of the Corporation in the context of competitive and operational considerations; and

(f)	other risk management matters from time to time as the Board may consider appropriate.

VIII.	FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)	approve annual and interim financial statements, the related MD&A and earnings press release and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

(b)	approve annual operating and capital budgets;

Pembina Pipeline Corporation • 2025 Management Information Circular	A-4

Schedule A

(c)	approve and recommend to the Shareholders the appointment of the external auditors and their compensation; and

(d)

confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints including those regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission of concerns, including those regarding questionable accounting or auditing matters.

IX.	DIRECTOR COMPENSATION

The Board, based upon recommendations of the Human Resources and Compensation Committee, will periodically review and approve the adequacy and form of directors’ compensation, including compensation of the Board Chair, committee members and committee chairs, to confirm that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director. Management directors will not receive additional compensation for Board service.

X.	BOARD AND COMMITTEE EVALUATION

The Board, in conjunction with the Governance, Nominating and Corporate Social Responsibility Committee, is responsible for establishing the evaluation criteria for assessing the performance and effectiveness of individual directors, the Board Chair, the committee chairs, the committees and the Board as a whole and for implementing the process for such evaluations. On an annual basis: (i) the Board Chair facilitates the assessments of the individual directors, the committee chairs, the committees and the Board as a whole; and (ii) the chair of the Governance, Nominating and Corporate Social Responsibility Committee facilitates the assessment of the Board Chair. The Board Chair and the chair of the Governance, Nominating and Corporate Social Responsibility Committee report their findings to the Board.

XI.	SELECTION OF NEW DIRECTOR CANDIDATES

The Board is responsible for approving a list of nominees for independent election at the annual meeting of Shareholders who have been nominated by the Governance, Nominating and Corporate Social Responsibility Committee. Prior to approving or recommending to the Shareholders that the Shareholders elect a new nominee to the Board, the Board will consider the competencies and skills necessary for the Board, as a whole, the competencies and skills of each existing director, and the competencies and skills the new nominee will bring to the Board. The Board will also consider the appropriate size of the Board, with a view to facilitating effective decision-making, and the importance of having diversity on the Board (giving consideration to the Board Diversity Policy) while ensuring the education, experience and necessary skills and competencies required as a whole, and will take this into account in considering new nominees.

XII.	DIRECTOR QUALIFICATION STANDARDS

The Corporation’s objective is to select individuals with education, experience and skills necessary to assist management in the operation of the business, giving consideration to the Board Diversity Policy.

The role of selecting an individual to become a director belongs to the Governance, Nominating and Corporate Social Responsibility Committee, subject to recommendation to the Board for approval.

XIII.	ORIENTATION AND ONGOING EDUCATION

The Board shall confirm an orientation process is in place for new directors and committee members and educational opportunities are available for the ongoing development and education of existing directors as presented by the Governance, Nominating and Corporate Social Responsibility Committee.

Pembina Pipeline Corporation • 2025 Management Information Circular	A-5

Schedule A

XIV.	CORPORATE GOVERNANCE

The Board as a whole is responsible for developing the Corporation’s approach to corporate governance and has adopted Corporate Governance Guidelines that set out the responsibilities of the Board, the structure of the Board, the responsibilities of directors, and Board operations.

The Board:

(a)	will establish an appropriate system of corporate governance including practices to permit the Board to function independently of management;

(b)	is responsible to establish committees and initially approve their respective charters and the limits of authority delegated to each committee;

(c)

has established written Rules of Reference for directors, that describe and communicate performance expectations of a director and provide a benchmark for developing an approach to individual director assessment and evaluation;

(d)	requires directors to obtain approval prior to serving on the board of directors or executive of other publicly traded or for-profit companies;

(e)

annually reviews whether any two (2) or more directors serve together on the board of another publicly-traded entity and whether the composition of the Board needs to be changed to eliminate these interlocks;

(f)

annually approves the nomination of directors for the next annual general meeting of Shareholders and periodically to fill any vacancies occurring in the Board or committees, as recommended by the Governance, Nominating and Corporate Social Responsibility Committee, giving consideration to the competencies and skills each new nominee will bring to the boardroom relative to the competencies and skills of existing directors and of the Board as a whole;

(g)

annually determines, with the Governance, Nominating and Corporate Social Responsibility Committee the independence of directors, financial expertise and financial literacy, as well as the qualifications of the Audit Committee and the Human Resources and Compensation Committee, pursuant to the Director Independent Guidelines and applicable law;

(h)	approves the independent director and executive officer Share Ownership Guidelines;

(i)	arranges for independent directors to hold regular in-camera sessions, at which non-independent directors and members of management are not in attendance; and

(j)

has established a minimum attendance expectation for directors in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which they sit.

XV.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics Policy that governs the behaviour of the Corporation’s directors, officers and employees. The Board:

(a)	has established procedures for monitoring compliance with such code; and

(b)	must approve any amendments and waivers of such code and ensure disclosure of any amendments and waivers, as required by applicable law or regulation.

XVI.	ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Board in conjunction with the Governance, Nominating and Corporate Social Responsibility Committee will oversee Pembina’s overall sustainability and environmental, social and governance (ESG) strategy, including review of the Corporation’s sustainability reports and may delegate ESG related responsibilities to any committee of the Board as it determines to be appropriate.

Pembina Pipeline Corporation • 2025 Management Information Circular	A-6

Schedule A

XVII.	STAKEHOLDER COMMUNICATION

The Board will confirm that management has established a system for effective corporate communications including disclosure controls and processes for consistent, transparent, regular and timely public disclosure and will establish procedures for receiving feedback from stakeholders and establish a process for communications to the Board.

The Board adopted a Disclosure Policy relating to, among other matters, the confidentiality of the Corporation’s business information and the timely reporting of developments that have a significant and material impact on the value of the Corporation.

XVIII.	BOARD MEETINGS

A.	Number of Board Meetings

The Board will meet quarterly, or more frequently as needed for the directors to diligently discharge their responsibilities.

B.	Conduct of Meetings

Board and committee meetings shall be conducted in a manner which facilitates open communication, meaningful participation and timely resolution of issues.

C.	Notice of Meeting

Notice of each meeting will be given to each member. The notice will:

(a)	be in writing (which may be communicated by email);

(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c)	be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the Board members; and

(d)

if documentation is to be considered at the meeting, it should be provided seven (7) days in advance of the meeting if practicable, and in any event with reasonably sufficient time to review documentation. Under some circumstances, due to the confidential nature of matters to be discussed at the meeting, it may not be prudent or appropriate to distribute materials in advance.

D.	Agenda for Board Meetings

The Board Chair and the CEO shall propose an agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. The chair of each committee of the Board in consultation with committee members and appropriate members of management shall develop agendas for committee meetings.

E.	Quorum and Voting

A quorum for a meeting of the Board is a majority of the members present or such greater number of directors as the Board may from time to time determine. A director may attend a meeting in person or by means of electronic, telephone or other communications facilities that permit all persons participating to hear each other.

The powers of the Board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question.

If the Board Chair is not present at a meeting of the Board a Chair will be selected from among the independent members present. The Chair will not have a second or deciding vote in the event of an equality of votes.

F.	Non-Directors at Board Meetings

The Board believes there is value in having certain members of management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Attendance by senior management will be determined by the CEO with the concurrence of the Board Chair. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.

Pembina Pipeline Corporation • 2025 Management Information Circular	A-7

Schedule A

The Board may also invite others to attend any part of any meeting of the Board as it deems appropriate. This includes, but is not limited to, members of management, any employee, the Corporation’s legal counsel, external auditors and consultants.

G.	In-Camera Sessions

In conjunction with each regularly scheduled Board meeting, and as the Board deems necessary at non-regularly scheduled meetings, the independent directors will hold an in-camera session, at which non-independent directors and members of management are not in attendance.

H.	Minutes of Meetings

Minutes will be kept of all meetings of the Board. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation’s records and will be available for review by the Board, the external auditor and as required pursuant to applicable law.

XIX.	ADDITIONAL RESPONSIBILITIES

A.	Review of Charter

The Board shall review and reassess the adequacy of this Charter at least annually or otherwise, as it deems appropriate.

B.	Review of Policies

The Board shall review proposed changes to Board policies relating to the matters set out in this Charter, annually or as it otherwise deems appropriate.

Pembina Pipeline Corporation • 2025 Management Information Circular	A-8

Schedule “B” Summary of Shareholder Rights Plan

Schedule B

Schedule B

Summary of amended and restated shareholder rights plan agreement

Please see “Business of the Meeting — 4. Approve our Shareholder Rights Plan” in the circular to which this Schedule is attached for a discussion of the amended and restated shareholder rights plan of Pembina, pursuant to the Amended and Restated Shareholder Rights Plan Agreement dated as of May 12, 2016 between Pembina and Computershare, as rights agent, (referred to herein as the “Rights Plan”), and the reasons for the board recommending its continuation.

Capitalized terms used but not specifically defined in this Schedule shall have the meanings ascribed to such terms in the circular to which this Schedule is attached.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which shall govern in the event of any conflict between the provisions thereof and this summary. A shareholder may obtain a copy of the Rights Plan by contacting the Corporate Secretary of Pembina at 4000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, telephone 403-231-7500.

Definitions

“Convertible Securities” means, at any time, any securities issued by Pembina from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

“Common Shares” means the common shares of Pembina.

“Independent Shareholders” means holders of Common Shares, excluding:

(a)	any Acquiring Person (as described below);
(b)	any Offeror (as defined below);
(c)	any affiliate or associate of such Acquiring Person or Offeror;
(d)	any person acting jointly or in concert with such Acquiring Person or Offeror; or
(e)

any person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of Pembina or a subsidiary of Pembina, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

“Offer to Acquire” includes:

(a)	an offer to purchase, or a solicitation of an offer to sell, Common Shares; and
(b)	an acceptance of an offer to sell common shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

“Offeror” shall mean any person that is making or has announced a current intention to make a Take-over Bid.

“NI 62-104” means National Instrument 62-104, Take-Over Bids and Issuer Bids adopted by certain of the Canadian securities regulatory authorities, as it may be amended from time to time and including any successor instrument thereto (including, without limitation, National Instrument 62-104, Take-Over Bids and Issuer Bids proposed to come into force on or about May 9, 2016).

“Shareholder” means a holder of Common Shares.

“Take-over Bid” means an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror’s securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

Pembina Pipeline Corporation • 2025 Management Information Circular	B-2

Schedule B

Term

If approved at the meeting, the Rights Plan will continue in effect, following the meeting and (subject to earlier termination in accordance with its terms) will remain in effect until the “Expiration Time”, which, pursuant to the Rights Plan, is defined as the earlier of: (i) the “Termination Time”, generally being the date on which rights are redeemed due to operation of the Rights Plan; and (ii) the termination of the annual meeting of Shareholders in the year 2022, unless the Rights Plan is reconfirmed and ratified by resolution of the holders of Common Shares at the 2022 annual meeting of Shareholders, and at every third annual meeting of the Shareholders thereafter (each, a “Reconfirmation Meeting”). If the continued existence of the Rights Plan is ratified at each such Reconfirmation Meeting by resolution passed by a majority of votes cast by: (i) Independent Shareholders; and (ii) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares, who vote in respect thereof in accordance with Section 5.19 of the Rights Plan, then “Expiration Time” shall mean the earlier of the Termination Time and the termination of a Reconfirmation Meeting at which the Rights Plan is not reconfirmed or presented for reconfirmation.

Issue of Rights

One right (a “Right”) was issued by Pembina in respect of each Common Share that was outstanding immediately after Pembina’s conversion to a corporation on October 1, 2010 and each additional Common Share issued thereafter. One Right will also be issued for each additional Common Share issued after the meeting and prior to the earlier of the Separation Time (as described below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and does not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights also does not change the manner in which Shareholders currently trade their Common Shares and is not intended to interfere with Pembina’s ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the “Separation Time”, being the close of business on the tenth business day after the earlier of: (i) the first date of public announcement that a person has become an Acquiring Person (as described below), or (ii) the date of commencement or announcement of the intent of any person to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), or (iii) the date on which a Permitted Bid ceases to be a Permitted Bid, or such later time as the board of directors of Pembina may determine.

Acquiring Person

A person will be considered to be an “Acquiring Person” for the purposes of the Rights Plan if it acquires beneficial ownership (within the meaning of the Rights Plan) of 20% or more of the outstanding Common Shares, other than through certain types of acquisitions specified in the Rights Plan.

Consequences of a Flip-in Event

A “Flip-in Event” generally refers to any transaction as a result of which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the board of directors of Pembina has not waived the application of the Rights Plan, each Right beneficially owned by:

(a)

an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b)	any other Shareholder shall be entitled to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Pembina Pipeline Corporation • 2025 Management Information Circular	B-3

Schedule B

Permitted Bid Requirements

An Offeror may make a Take-over Bid for Pembina without becoming an Acquiring Person (and therefore not triggering the consequences of a Flip-in Event described above) if it makes a Take-over Bid that is a “Permitted Bid” under the Rights Plan, which is a Take-over Bid that meets certain requirements, including that the bid must be:

(a)	made to all holders of record of Common Shares (other than the Offeror); and

(b)	subject to irrevocable and unqualified provisions that:

(i)

the bid will remain open for acceptance for at least 105 days following the date of the Take-over Bid or such shorter period that a take-over bid (that is not exempt from the general take-over bid requirements of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104;

(ii)	the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by Independent Shareholders; and

(iii)

the bid will be extended for at least 10 days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date as the Permitted Bid that is outstanding (subject to the minimum period of days such Take-over Bid must remain open pursuant to NI 62-104), will also be considered to be a “Permitted Bid” for the purposes of the Rights Plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder pursuant to which the Shareholder (the “Locked-Up Person”) agrees to deposit or tender its Common Shares and/or Convertible Securities to a Take-over Bid (the “Lock-Up Bid”) made by that person, provided that the Permitted Lock-Up Agreement meets certain requirements, including that:

(a)	the terms of the agreement are publicly disclosed and a copy is publicly available;

(b)

the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction where the offer price or value of the consideration payable is (i) greater than the price or value of the consideration per Common Share and/or Convertible Securities offered under the Lock-Up Bid, or (ii) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

(c)

if the Locked-Up Person fails to deposit its Common Shares and/or Convertible Securities to the Lock-Up Bid, withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares and/or Convertible Securities to another Take-Over bid or supports another transaction, no “break fees” or other penalties shall be payable by the Locked-Up Person that exceed, in the aggregate, the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-Up Bid, and (ii) 50% of the increase in consideration resulting from another Take-over Bid or transaction.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Common Share certificates or other documents (including a Direct Registration Advice) representing Common Shares, and the absence of such a legend on Common Share certificates (or documents or certificates representing securities of predecessor entities of the Corporation that have not been exchanged for certificates or documents representing Common Shares) shall not invalidate the existence of one Right in respect of each Common Share.

From and after the Separation Time and prior to the Expiration Time (as described above), Rights will be evidenced by separate certificates or other documents evidencing ownership of the Rights.

Before the Separation Time (as described above), Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable independent of the Common Shares.

Pembina Pipeline Corporation • 2025 Management Information Circular	B-4

Schedule B

Waiver

The board of directors of Pembina may, prior to the occurrence of a Flip-in Event (as described above), waive the application of the Rights Plan provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of Common Shares. Any waiver of the Rights Plan’s application in respect of a particular Take-over Bid will constitute a waiver of the Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The board of directors of Pembina may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares such that at the time of the waiver, such person is not an Acquiring Person.

With Shareholder approval, the board of directors of Pembina may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid or any other Take-over Bid in respect of which the board of directors of Pembina has waived the application of the Rights Plan.

With Shareholder approval, the board of directors of Pembina may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Managers, etc.

Investment managers, mutual fund managers, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of “Beneficial Ownership” under the Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, and have not announced an intention to make, a Take-over Bid.

Amendments

Amendments of the Rights Plan are subject to the approval of a majority of Independent Shareholders, voting in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the validity of the Rights Plan as a result of changes in applicable legislation, rules or regulations.

In addition, where required, any amendments will, if required, also be subject to the approval of the TSX, the NYSE and any other exchange on which the Common Shares may be listed.

Pembina Pipeline Corporation • 2025 Management Information Circular	B-5